UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of August, 2023

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

ITEM

1.	Individual and Consolidated Interim Financial Information as of and for the Quarter Ended June 30, 2023 and Report on Review of Interim Financial Information
2.	2Q23 Earnings Release
3.	Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on August 9, 2023
4.	Notice to shareholders

.

1

Ultrapar Participações S.A. and Subsidiaries

2

(Convenience Translation into English from the Original

Previously Issued in Portuguese)

Ultrapar Participações S.A.

Report on Review of Interim Financial Information for the

Three and Six-month Period Ended June 30, 2023

Deloitte Touche Tohmatsu Auditores Independentes Ltda.

3

Deloitte Touche Tohmatsu Dr. Chucri Zaidan Avenue, 1.240 - 4th to 12th floors - Golden Tower 04711-130 - São Paulo - SP Brazil Tel.: + 55 (11) 5186-1000 Fax: + 55 (11) 5181-2911 www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Board of Directors and Management of

Ultrapar Participações S.A.

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Ultrapar Participações S.A. (“Company”), identified as Parent and Consolidated, included in the Interim Financial Information Form (ITR), for the quarter ended June 30, 2023, which comprises the statements of financial position as at June 30, 2023 and the related statements of income and comprehensive income for the three and six-month periods then ended, and of changes in equity and of cash flows for the six-month period then ended, including the explanatory notes.

Management is responsible for the preparation of this individual and consolidated interim financial information in accordance with technical pronouncement CPC 21(R1) and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information has not been prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34 applicable to the preparation of ITR and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

4

Other matters

Statements of value added

The interim financial information referred to above includes the individual and consolidated statements of value added (DVA) for the six-month period ended June 30, 2023, prepared under the responsibility of the Company’s Management and presented as supplemental information for international standard IAS 34 purposes. These statements were subject to the review procedures performed together with the review of the ITR to reach a conclusion on whether they are reconciled with the interim financial information and the accounting records, as applicable, and if their form and content are consistent with the criteria set forth in technical pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria defined in such standard and consistently with the individual and consolidated interim financial information taken as a whole.

The accompanying interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, August 9, 2023

DELOITTE TOUCHE TOHMATSU	Daniel Corrêa de Sá
Auditores Independentes Ltda.	Engagement Partner

5

Ultrapar Participações S.A. and Subsidiaries
Statements of financial position
As of June 30, 2023 and December 31, 2022
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Assets
Current assets
Cash and cash equivalents	4.a	31,530	605,461	5,378,068	5,621,769
Financial investments and derivative financial instruments	4.b	‐	‐	337,427	520,352
Trade receivables	5.a	‐	‐	3,116,214	4,149,111
Reseller financing	5.b	‐	‐	531,607	559,825
Trade receivables - sale of subsidiaries	5.c	195,641	184,754	887,710	184,754
Inventories	6	‐	‐	3,686,864	4,906,083
Recoverable taxes	7.a	2,012	2,012	1,522,240	1,610,312
Recoverable income and social contribution taxes	7.b	51,852	43,080	149,754	96,134
Dividends receivable	-	‐	147,299	‐	4,296
Other receivables	-	68,195	101,955	108,163	174,153
Prepaid expenses	10	4,628	5,969	135,408	123,699
Contractual assets with customers - exclusivity rights	11	‐	‐	736,127	614,112
Total current assets		353,858	1,090,530	16,589,582	18,564,600

Non-current assets
Financial investments and derivative financial instruments	4.b	‐	‐	500,906	442,841
Trade receivables	5.a	‐	‐	20,228	61,463
Reseller financing	5.b	‐	‐	487,578	501,522
Trade receivables - sale of subsidiaries	5.c	195,600	184,754	195,600	911,811
Related parties	8.a	6,677	‐	‐	‐
Deferred income and social contribution taxes	9.a	165,971	150,451	1,063,911	898,235
Recoverable taxes	7.a	74	74	2,457,571	2,172,959
Recoverable income and social contribution taxes	7.b	4,553	4,321	249,111	403,383
Escrow deposits	22.a	18	18	969,567	946,383
Indemnification asset - business combination	22.c	‐	‐	116,248	126,558
Other receivables and other assets	-	‐	‐	88,101	61,433
Prepaid expenses	10	8,785	13,047	79,887	74,813
Contractual assets with customers - exclusivity rights	11	‐	‐	1,506,640	1,591,479

Investments in subsidiaries, joint ventures and associates	12	11,467,347	12,247,087	121,347	111,384
Right-of-use assets, net	13	6,508	6,943	1,766,312	1,791,377
Property, plant and equipment, net	14	7,441	8,373	5,994,553	5,862,413
Intangible assets, net	15	261,086	253,840	2,071,343	1,918,349
Total non-current assets		12,124,060	12,868,908	17,688,903	17,876,403
Total assets		12,477,918	13,959,438	34,278,485	36,441,003

6

Ultrapar Participações S.A. and Subsidiaries
Statements of financial position
As of June 30, 2023 and December 31, 2022
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Liabilities
Current liabilities
Trade payables	17.a	15,479	46,535	2,481,385	4,710,952
Trade payables - reverse factoring	17.b	‐	‐	1,468,473	2,666,894
Loans, financing and derivative financial instruments	16	‐	‐	1,327,623	869,067
Debentures	16	‐	1,800,213	1,171,970	2,491,610
Salaries and related charges	18	47,708	76,357	375,092	460,906
Taxes payable	19	886	1,444	191,724	192,430
Dividends payable	-	7,044	38,936	9,246	48,525
Income and social contribution taxes payable	-	‐	‐	189,797	315,053
Post-employment benefits	20.b	1,396	1,396	21,913	21,809
Provision for asset retirement obligation	21	‐	‐	4,876	5,063
Provisions for tax, civil and labor risks	22.a	‐	‐	58,723	22,837
Leases payable	13	1,712	1,839	286,085	225,034
Financial liabilities of customers	-	‐	‐	162,312	154,405
Other payables	-	718	274	690,532	581,667
Total current liabilities		74,943	1,966,994	8,439,751	12,766,252

Non-current liabilities
Loans, financing and derivative financial instruments	16	‐	‐	6,180,271	4,845,393
Debentures	16	‐	‐	4,012,117	3,544,291
Related parties	8.a	2,875	2,875	3,366	3,492
Deferred income and social contribution taxes	9.a	‐	‐	347	299
Post-employment benefits	20.b	1,450	1,283	198,654	193,747
Provision for asset retirement obligation	21	‐	‐	46,919	46,695
Provisions for tax, civil and labor risks	22.a; 22.c	157,888	142,283	1,050,134	1,017,335
Leases payable	13	5,774	6,035	1,244,919	1,298,735
Financial liabilities of customers	‐	‐	‐	225,398	296,181
Subscription warrants - indemnification	23	63,256	42,776	63,256	42,776
Provision for unsecured liabilities of subsidiaries, joint ventures and associates	12	61,785	76,646	212	157
Other payables	‐	13,366	11,805	206,480	210,682
Total non-current liabilities		306,394	283,703	13,232,073	11,499,783

Equity
Share capital	24.a	6,621,752	5,171,752	6,621,752	5,171,752
Equity instrument granted	24.b	51,058	43,987	51,058	43,987
Capital reserve	‐	597,679	599,461	597,679	599,461
Treasury shares	24.c	(470,510)	(479,674)	(470,510)	(479,674)
Revaluation reserve of subsidiaries	‐	3,888	3,975	3,888	3,975
Profit reserves	‐	4,661,138	6,111,136	4,661,138	6,111,136
Retained earnings	‐	477,090	‐	477,090	‐
Accumulated other comprehensive income	‐	154,486	179,974	154,486	179,974
Additional dividends to the minimum mandatory dividends	‐	‐	78,130	‐	78,130
Equity attributable to:
Shareholders of Ultrapar	‐	12,096,581	11,708,741	12,096,581	11,708,741
Non-controlling interests in subsidiaries	‐	‐	‐	510,080	466,227
Total equity		12,096,581	11,708,741	12,606,661	12,174,968
Total liabilities and equity		12,477,918	13,959,438	34,278,485	36,441,003

The accompanying notes are an integral part of the interim financial information.

7

Ultrapar Participações S.A. and Subsidiaries
Statements of income
For the periods ended June 30, 2023 and 2022
(In thousands of Brazilian Reais, except earnings per thousand shares )

		Parent				Consolidated
	Note	04/01/2023 to 06/30/2023	01/01/2023 to 06/30/2023	04/01/2022 to 06/30/2022	01/01/2022 to 06/30/2022	04/01/2023 to 06/30/2023	01/01/2023 to 06/30/2023	04/01/2022 to 06/30/2022	01/01/2022 to 06/30/2022
Continuing operations
Net revenue from sales and services	25	‐	‐	‐	‐	29,592,540	60,144,293	36,879,377	68,382,668
Cost of products and services sold	26	‐	‐	‐	‐	(27,920,269)	(56,759,303)	(35,027,513)	(65,061,125)

Gross profit		‐	‐	‐	‐	1,672,271	3,384,990	1,851,864	3,321,543

Operating revenuese (expenses)
Selling and marketing	26	‐	‐	‐	‐	(523,782)	(1,034,750)	(546,599)	(1,049,387)
General and administrative	26	(25,457)	(31,544)	2,184	(4,258)	(469,239)	(923,166)	(408,218)	(746,420)
Results from disposal of property, plant and equipment and intangible assets	27	‐	‐	2,910	2,890	39,779	92,556	55,582	80,656
Other operating income (expenses), net	26	10	(162)	(1,254)	(1,246)	(205,996)	(339,206)	(136,878)	(239,198)

Operating income before financial result and share of profit (loss) of subsidiaries, joint ventures and associates and social contribution taxes		(25,447)	(31,706)	3,840	(2,614)	513,033	1,180,424	815,751	1,367,194
Share of profit (loss) of subsidiaries, joint ventures and associates	12	251,730	538,959	145,630	275,607	1,569	12,017	7,724	21,224
Income before financial result and income and social contribution taxes		226,283	507,253	149,470	272,993	514,602	1,192,441	823,475	1,388,418
Financial income	28	15,870	50,962	103,206	121,268	186,675	377,122	209,698	291,042
Financial expenses	28	(24,902)	(76,613)	(3,519)	(50,610)	(403,398)	(905,439)	(708,328)	(1,214,525)
Financial result, net	28	(9,032)	(25,651)	99,687	70,658	(216,723)	(528,317)	(498,630)	(923,483)
Income before income and social contribution taxes		217,251	481,602	249,157	343,651	297,879	664,124	324,845	464,935

Income and social contribution taxes
Current	9.b; 9.c	(11,385)	(21,181)	154,659	163,473	(164,734)	(304,410)	(85,163)	(163,637)
Deferred	9.b	8,010	15,520	(13,846)	(9,249)	105,546	152,802	157,356	212,573
		(3,375)	(5,661)	140,813	154,224	(59,188)	(151,608)	72,193	48,936
Net income from continuing operations		213,876	475,941	389,970	497,875	238,691	512,516	397,038	513,871

Discontinued operations	34	‐	‐	62,897	407,244	‐	‐	62,897	407,244
Net income for the period		213,876	475,941	452,867	905,119	238,691	512,516	459,935	921,115
Income attributable to:
Shareholders of Ultrapar		213,876	475,941	452,867	905,119	213,876	475,941	452,867	905,119
Non-controlling interests in subsidiaries		‐	‐	‐	‐	24,815	36,575	7,068	15,996

Earnings per share from continuing operations (based on the weighted average number of shares outstanding) – R$
Basic	29	0.1953	0.4346	0.3575	0.4564	0.1953	0.4346	0.3575	0.4564
Diluted	29	0.1937	0.4310	0.3555	0.4539	0.1937	0.4310	0.3555	0.4539
Earnings per share from continuing operations (based on the weighted average number of shares outstanding) – R$
Basic	29	‐	‐	0.0577	0.3733	‐	‐	0.0577	0.3733
Diluted	29	‐	‐	0.0573	0.3713	‐	‐	0.0573	0.3713
Total earnings per share (based on the weighted average number of shares outstanding) – R$
Basic	29	0.1953	0.4346	0.4151	0.8297	0.1953	0.4346	0.4151	0.8297
Diluted	29	0.1937	0.4310	0.4129	0.8252	0.1937	0.4310	0.4129	0.8252

 The accompanying notes are an integral part of the interim financial information.

8

Ultrapar Participações S.A. and Subsidiaries
Statements of comprehensive income
For the periods ended June 30, 2023 and 2022
(In thousands of Brazilian Reais)

		Parent				Consolidated
	Note	04/01/2023to 06/30/2023	01/01/2023 to 06/30/2023	04/01/2022 to 06/30/2022	01/01/2022 to 06/30/2022	04/01/2023 to 06/30/2023	01/01/2023 to 06/30/2023	04/01/2022 to 06/30/2022	01/01/2022 to 06/30/2022
Net income for the period, attributable to shareholders of Ultrapar		213,876	475,941	452,867	905,119	213,876	475,941	452,867	905,119
Net income for the period, attributable to non-controlling interest in subsidiaries		‐	‐	‐	‐	24,815	36,575	7,068	15,996
Net income for the period		213,876	475,941	452,867	905,119	238,691	512,516	459,935	921,115
Items that will be subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments of subsidiaries, joint ventures and associates, net of taxes		(18,963)	(25,488)	377,310	611,703	(18,963)	(25,488)	377,252	611,749
Translation adjustments and hedge of net investments in foreign operations, net of taxes		‐	‐	(88,001)	(304,645)	‐	‐	(88,001)	(304,645)
Items that will not be subsequently reclassified to profit or loss:
Actuarial gains (losses) of post-employment benefits, net of income and social contribution taxes		‐	‐	(444)	(444)	‐	‐	(444)	(444)
Total comprehensive income for the period		194,913	450,453	741,732	1,211,733	219,728	487,028	748,742	1,227,775
Total comprehensive income for the period attributable to shareholders of Ultrapar		194,913	450,453	741,732	1,211,733	194,913	450,453	741,732	1,211,733
Total comprehensive income for the period attributable to non-controlling interest in subsidiaries		‐	‐	‐	‐	24,815	36,575	7,010	16,042

The accompanying notes are an integral part of the interim financial information.

9

Ultrapar Participações S.A. and Subsidiaries
Statements of changes in equity
For the periods ended June 30, 2023 and 2022
(In thousands of Brazilian Reais, except dividends per share)

							Profit reserves					Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve of subsidiaries	Legal reserve	Investments statutory reserve	Accumulated other comprehensive income	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of Ultrapar	Non-controlling interest in subsidiaries	Total equity
Balances as of December 31, 2022		5,171,752	43,987	599,461	(479,674)	3,975	882,575	5,228,561	179,974	‐	78,130	11,708,741	466,227	12,174,968
Net income for the period		‐	‐	‐	‐	‐	‐	‐	‐	475,941	‐	475,941	36,575	512,516
Other comprehensive income		‐	‐	‐	‐	‐	‐	‐	(25,488)	‐	‐	(25,488)	‐	(25,488)
Total comprehensive income for the period		‐	‐	‐	‐	‐	‐	‐	(25,488)	475,941	‐	450,453	36,575	487,028

Issuance of shares related to the subscription warrants - indemnification		‐	‐	411	‐	‐	‐	‐	‐	‐	‐	411	‐	411
Equity instrument granted	8.c; 24.a; 24.b	‐	7,071	(2,193)	9,164	‐	‐	‐	‐	‐	‐	14,042	‐	14,042
Realization of revaluation reserve of subsidiaries		‐	‐	‐	‐	(87)	‐	‐	‐	(52)	‐	(139)	‐	(139)
Capital increase with reserves	24.a	1,450,000	‐	‐	‐	‐	(882,575)	(567,425)	‐	‐	‐	‐	‐	‐
Shareholder transaction - changes of investments		‐	‐	‐	‐	‐	-	2	‐	‐	‐	2	‐	2
Loss due to change in ownership interest		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(73)	(73)
Dividends prescribed		‐	‐	‐	‐	‐	‐	‐	‐	1,201	‐	1,201	‐	1,201
Special reserve for mandatory dividend not distributed to non-controlling shareholders		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	7,543	7,543
Allocation of net income:
Dividends attributable to non-controlling interests		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(192)	(192)
Approval of additional dividends by the Ordinary General Meeting		‐	‐	‐	‐	‐	‐	‐	‐	‐	(78,130)	(78,130)	‐	(78,130)
Balances as of June 30, 2023		6,621,752	51,058	597,679	(470,510)	3,888	-	4,661,138	154,486	477,090	‐	12,096,581	510,080	12,606,661

10

Ultrapar Participações S.A. and Subsidiaries
Statements of changes in equity
For the periods ended June 30, 2023 and 2022
(In thousands of Brazilian Reais, except dividends per share)

							Profit reserves					Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve of subsidiaries	Legal reserve	Investments statutory reserve	Accumulated other comprehensive income	Cumulative translation adjustments (i)	Retained earnings	Shareholders of Ultrapar	Non-controlling interests (ii)	Total equity
Balances as of December 31, 2021		5,171,752	34,043	596,481	(488,425)	4,154	792,533	4,073,876	(422,138)	304,645	‐	10,066,921	402,319	10,469,240
Net income for the period		‐	‐	‐	‐	‐	‐	‐	‐	‐	905,119	905,119	15,996	921,115
Other comprehensive income		‐	‐	‐	‐	‐	‐	‐	611,259	(304,645)	‐	306,614	46	306,660
Total comprehensive income for the period		‐	‐	‐	‐	‐	‐	‐	611,259	(304,645)	905,119	1,211,733	16,042	1,227,775

Issuance of shares related to the subscription warrants - indemnification		‐	‐	651	‐	‐	‐	‐	‐	‐	‐	651	‐	651
Equity instrument granted	8.c; 24.b	‐	10,954	‐	‐	‐	‐	‐	‐	‐	‐	10,954	‐	10,954
Realization of revaluation reserve of subsidiaries		‐	‐	‐	‐	(90)	‐	‐	‐	‐	90	‐	‐	‐
Shareholder transaction - changes of investments		‐	‐	‐	‐	‐	‐	‐	‐	‐	4	4	(4)	‐
Gain due to change in ownership interest		‐	‐	‐	‐	‐	‐	‐	‐	‐	950	950	(950)	‐
Capital increase attributable to non-controlling interests		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	35,182	35,182
Allocation of net income:		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐
Interest on capital		‐	‐	‐	‐	‐	‐	‐	‐	‐	(450,003)	(450,003)	‐	(450,003)
Dividends attributable to non-controlling interests		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(1,438)	(1,438)
Balances as of June 30, 2022		5,171,752	44,997	597,132	(488,425)	4,064	792,533	4,073,876	189,121	‐	456,160	10,841,210	451,151	11,292,361

(i)	Cumulative translation adjustment from discontinued operations. The accumulated effects were reclassified to income as a result of the sale of Oxiteno.
(ii)	These amounts are substantially represented by non-controlling shareholders of Iconic.

The accompanying notes are an integral part of the interim financial information.

11

Ultrapar Participações S.A. and Subsidiaries
Statements of cash flows - indirect method
For the periods ended June 30, 2023 and 2022
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	06/30/2023	06/30/2022	06/30/2023	06/30/2022
Cash flows from operating activities
Net income from continuing operations		475,941	497,875	512,516	513,871
Adjustments to reconcile net income to cash provided (consumed) by operating activities
Share of profit (loss) of subsidiaries, joint ventures and associates	12	(538,959)	(275,607)	(12,017)	(21,224)
Amortization of contractual assets with customers - exclusivity rights	11	‐	‐	302,474	205,028
Amortization of right-of-use assets	13	1,110	2,203	150,217	141,149
Depreciation and amortization	14; 15	5,092	909	402,484	359,056
Interest and foreign exchange rate variations		42,889	30,058	797,439	819,759
Current and deferred income and social contribution taxes	9.b	5,661	(154,225)	151,608	(48,936)
Gain (loss) on disposal of property, plant and equipment, intangible assets, and non-current assets	27	-	(2,910)	(92,556)	(80,656)
Equity instrument granted		5,491	3,168	14,042	9,553
Provision for decarbonization – CBIO	26	‐	‐	376,615	306,361
Other provisions and others		15,219	2,876	91,449	43,618
		12,444	104,347	2,694,271	2,247,579
(Increase) decrease in assets
Trade receivables and reseller financing	5	‐	‐	1,011,703	(523,307)
Inventories	6	‐	‐	1,234,875	(2,094,566)
Recoverable taxes	7	(30,184)	(23,804)	(464,381)	(371,150)
Dividends received from subsidiaries, joint ventures and associates		1,185,698	206,442	5,643	117
Other assets		17,629	5,026	107,220	(120,196)

Increase (decrease) in liabilities
Trade payables and trade payables - reverse factoring	17	(31,056)	(4,923)	(3,445,710)	852,019
Salaries and related charges	18	(28,649)	(6,992)	(86,781)	(8,665)
Taxes payable	19	(558)	1,077	(1,895)	(17,598)
Other liabilities		22,482	(8,785)	(119,083)	141,725
Acquisition of CBIO	15	‐	‐	(379,206)	(449,270)
Payments of contractual assets with customers - exclusivity rights	11	‐	‐	(273,378)	(310,972)
Payment of tax, civil and labor lawsuits	22.a	‐	‐	(39,577)	(53,345)
Income and social contribution taxes paid		‐	‐	(56,649)	(138,337)
Net cash provided (consumed) by operating activities from continuing operations		1,147,806	272,388	187,052	(845,966)
Net cash provided by operating activities from discontinued operations		-	‐	‐	39,387
Net cash provided (consumed) by operating activities		1,147,806	272,388	187,052	(806,579)

Cash flows from investing activities
Financial investments, net of redemptions	4.b	‐	(117,830)	344,019	733,389
Acquisitions of property, plant and equipment and intangible assets	14; 15	(11,406)	(162)	(456,481)	(479,323)
Receipt of intercompany loan owed by Oxiteno S.A. to Ultrapar International		-	-	-	3,980,699
Cash provided by disposal of investments and property, plant and equipment		‐	2,212,298	199,239	2,313,111
Transactions with discontinued operations		‐	‐	‐	987,895
Net effect of capital decrease and increase in subsidiaries and joint ventures	12	310.050	(313,508)	‐	(15,998)
Net cash consumed by subsidiaries acquisition		(60,930)	‐	(52,128)	-
Investment purchase and sale transactions and other assets		-	(212,368)	(38,143)	-
Net cash provided (consumed) by investing activities from continuing operations		237,714	1,568,430	(3,494)	7,519,773
Net cash consumed by investing activities from discontinued operations		-	-	‐	(198,410)
Net cash provided (consumed) by investing activities		237,714	1,568,430	(3,494)	7,321,363

The accompanying notes are an integral part of the interim financial information.

12

Ultrapar Participações S.A. and Subsidiaries
Statements of cash flows - indirect method
For the periods ended June 30, 2023 and 2022
(In thousands of Brazilian Reais)

Cash flows from financing activities
Loans, financing and debentures
Proceeds	16	‐	‐	2,511,307	969,580
Repayments	16	(1,725,000)	‐	(1,857,625)	(4,104,533)
Interest and derivatives paid	16	(118,181)	(70,758)	(666,730)	(678,882)
Payments of lease
Principal	13	(1,038)	(2,881)	(104,603)	(187,205)
Interest paid	13	(336)	(52)	(77,877)	(6,868)
Dividends paid		(108,630)	(238,694)	(108,722)	(241,080)
Proceeds from financial liabilities of customers		‐	‐	6,782	‐
Payments of financial liabilities of customers		‐	‐	(95,439)	‐
Capital increase made by non-controlling interests and redemption of shares		‐	‐	‐	21,586
Related parties		(6,266)	2,875	(5,957)	403
Net cash consumed by financing activities from continuing operations		(1,959,451)	(309,510)	(398,864)	(4,226,999)
Net cash consumed by financing activities from discontinued operations		-	-	-	(171,881)
Net cash consumed by financing activities		(1,959,451)	(309,510)	(398,864)	(4,398,880)
Effect of exchange rate changes on cash and cash equivalents in foreign currency - continuing operations		‐	-	(28,395)	(19,579)
Effect of exchange rate changes on cash and cash equivalents in foreign currency - discontinued operations		‐	-	‐	(19,315)
Increase (decrease) in cash and cash equivalents - continuing operations		(573,931)	1,531,308	(243,701)	2,427,229
Decrease in cash and cash equivalents - discontinued operations		‐	‐	‐	(350,219)
Cash and cash equivalents at the beginning of the period - continuing operations	4.a	605,461	21,533	5,621,769	2,280,074
Cash and cash equivalents at the beginning of the period - discontinued operations		‐	‐	-	387,980
Cash and cash equivalents at the end of the period - continuing operations	4.a	31,530	1,552,841	5,378,068	4,707,303
Cash and cash equivalents at the end of the period - discontinued operations		‐	‐	‐	37,761
Non-cash transactions:
Addition on right-of-use assets and leases payable		‐	‐	168,035	252,232
Addition on contractual assets with customers - exclusivity rights		‐	‐	66,272	40,564
Transfer between trade receivables and other assets accounts		‐	‐	25,424	‐
Issuance of shares related to the subscription warrants - indemnification - Extrafarma acquisition		411	651	411	651
Acquisition of property, plant and equipment and intangible assets without cash effect		‐	‐	30,752	‐

The accompanying notes are an integral part of the interim financial information.

13

Ultrapar Participações S.A. and Subsidiaries
Statements of value added
For the periods ended June 30, 2023 and 2022
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	06/30/2023	06/30/2022	06/30/2023	6/30/2022
Revenues
Gross revenue from sales and services, except rents and royalties		‐	‐	61,860,616	70,971,920
Rebates, discounts and returns		‐	‐	(440,651)	(717,949)
Allowance for expected credit losses	5	‐	‐	(21,914)	(22,545)
Amortization of contractual assets with customers - exclusivity rights	11	‐	‐	(302,474)	(205,028)
Gain (loss) on disposal of assets and other operating income, net	26; 27	(162)	1,644	(246,650)	(158,542)
		(162)	1,644	60,848,927	69,867,856
Materials purchased from third parties
Raw materials used		‐	‐	(670,254)	(1,204,053)
Cost of products and services sold		‐	‐	(56,112,344)	(63,854,239)
Materials, energy, third-party services and others		79,705	110,455	(756,606)	(1,246,887)
Provision for assets losses		‐	‐	14,683	11,999
		79,705	110,455	(57,524,521)	(66,293,180)
Gross value added		79,543	112,099	3,324,406	3,574,676
Retentions
Depreciation and amortization of intangible assets and right-of-use assets	13.a; 14; 15	(6,202)	(3,112)	(548,367)	(500,205)
Net value added produced by the Company		73,341	108,987	2,776,039	3,074,471
Value added received in transfer
Share of profit (loss) of subsidiaries, joint ventures and associates	12	538,959	275,607	12,017	21,224
Rents and royalties		‐	‐	155,174	135,012
Financial income	28	50,962	121,268	377,122	291,042
		589,921	396,875	544,313	447,278
Value added from continuing operations available for distribution		663,262	505,862	3,320,352	3,521,749
Value added from discontinued operations available for distribution		‐	327,979	‐	693,336
Total value added available for distribution		663,262	833,841	3,320,352	4,215,085
Distribution of value added
Personnel and related charges
Salaries and wages		72,861	71,615	688,191	523,480
Benefits		12,503	9,713	200,993	153,912
Government Severance Indemnity Fund for Employees (FGTS)		4,627	3,346	47,262	38,270
Others		1,972	2,937	50,815	45,320
		91,963	87,611	987,261	760,982
Taxes, fees, and contributions
Federal		29,737	(142,179)	670,841	660,600
State		-	‐	180,074	265,207
Municipal		13	1,086	72,828	68,180
		29,750	(141,093)	923,743	993,987
Financial expenses and rents
Interest, exchange variations and financial instruments		45,179	109,013	789,594	850,182
Rents		2,221	4,657	45,519	18,652
Others		18,208	(52,201)	61,719	384,075
		65,608	61,469	896,832	1,252,909
Remuneration of own capital
Dividends		‐	‐	‐	‐
Interest on capital		‐	‐	‐	‐
Retained earnings		475,941	497,875	512,516	513,871
		475,941	497,875	512,516	513,871
Value added from continuing operations distributed		663,262	505,862	3,320,352	3,521,749
Value added from discontinued operations distributed		‐	327,979	‐	693,336
Value added distributed		663,262	833,841	3,320,352	4,215,085

The accompanying notes are an integral part of the interim financial information.

14

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023
1 Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”) is a publicly-traded company headquartered at the Brigadeiro Luís Antônio Avenue, 1343 in the city of São Paulo – SP, Brazil, listed on B3 S.A. Brasil, Bolsa, Balcão (“B3”), in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (“NYSE”) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”.

The Company engages in the investment of its own capital in services, commercial and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates on liquefied petroleum gas – LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga” or “IPP”) and storage services for liquid bulk (“Ultracargo”). The information on segments is disclosed in Note 30.

This interim financial information was authorized for issuance by the Board of Directors on August 9, 2023.

a. Principles of consolidation and interest in subsidiaries

a.1 Principles of consolidation

In the preparation of the consolidated interim financial information the investments of one company in another, balances of asset and liability accounts, revenues transactions, costs and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated equity and net income.

Consolidation of a subsidiary begins when the Company obtains direct or indirect control over an entity and ceases when the company loses control. Income and expenses of a subsidiary acquired are included in the consolidated statements of income and of comprehensive income from the date the Company gains the control. Income and expenses of a subsidiary, in which the Company loses control, are included in the consolidated statements of income and of  comprehensive income until the date the Company loses control.

When necessary, adjustments are made to the interim financial information of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

15

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

a.2. Interest in subsidiaries

The consolidated interim financial information includes the following direct and indirect subsidiaries:

			% interest in the share capital
			06/30/2023		12/31/2022
			Control		Control
	Location	Segment	Direct	Indirect	Direct	Indirect
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	100	-	100	-
am/pm Comestíveis Ltda.	Brazil	Ipiranga	-	100	-	100
Icorban - Correspondente Bancário Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Trading Limited	British Virgin Islands	Ipiranga	-	100	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	-	100	-	100
Iconic Lubrificantes S.A.	Brazil	Ipiranga	-	56	-	56
Integra Frotas Ltda.	Brazil	Ipiranga	-	100	-	100
Imaven Imóveis Ltda.(11)	Brazil	Others	-	-	-	100
Ultragaz Participações Ltda.	Brazil	Ultragaz	100	-	100	-
Ultragaz Energia Ltda. (5)	Brazil	Ultragaz	-	100	-	100
Stella GD Intermediação de Geração Distribuída de Energia Ltda. (4)	Brazil	Ultragaz	-	100	-	100
Companhia Ultragaz S.A. (3)	Brazil	Ultragaz	-	99	-	99
Nova Paraná Distribuidora de Gás Ltda. (1)	Brazil	Ultragaz	-	100	-	100
Utingás Armazenadora S.A.	Brazil	Ultragaz	-	57	-	57
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	-	100	-	100
LPG International Inc.	Cayman Islands	Ultragaz	-	100	-	100
NEOgás do Brasil Gás Natural Comprimido S.A.(6)	Brazil	Ultragaz	-	100	-	-
UVC Investimentos Ltda.	Brazil	Others	100	-	100	-
Centro de Conveniências Millennium Ltda. and subsidiaries	Brazil	Others	100	-	100	-
Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	Ultracargo	100	-	100	-
Ultracargo Logística S.A.	Brazil	Ultracargo	-	99	-	99
TEAS – Terminal Exportador de Álcool de Santos Ltda.(9)	Brazil	Ultracargo	-	100	-	100
Ultracargo Soluções Logísticas S.A. (2)	Brazil	Ultracargo	-	100	-	100
Ultrapar International S.A.	Luxembourg	Others	100	-	100	-
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	Others	-	100	-	100
UVC - Fundo de investimento em participações multiestratégia investimento no exterior	Brazil	Others	100	-	100	-
Eaí Clube Automobilista S.A.	Brazil	Others	100	-	100	-
Abastece Aí Clube Automobilista Instituição de Pagamento Ltda (8)	Brazil	Others	-	100	-	-
Abastece Aí Participações S.A. (10)	Brazil	Others	-	100	-	-
Ultrapar Empreendimentos Ltda (7)	Brazil	Others	100	-	-	-
Imaven Imóveis Ltda. (11)	Brazil	Others	100	-	-	-

16

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

The percentages in the table above are rounded.

(1)     Non-operating company in closing phase.

(2)     On June 16, 2023, the name of subsidiary Ultracargo Vila do Conde Logística Portuária S.A. was changed to Ultracargo Soluções Logísticas S.A.

(3)     On August 1, 2022, the subsidiary Companhia Ultragaz S.A. (“Ultragaz”) became directly controlled by Ultrapar. In November 2022, Ultragaz became an investee of Ultragaz Participações Ltda.

(4)     On September 12, 2022, the Company through its subsidiary Ultragaz Energia Ltda. signed an agreement for the acquisition of all quotas of Stella GD Intermediação de Geração Distribuída de Energia Ltda. (“Stella”). The closing of the acquisition occurred on October 1, 2022.

(5)     On November 18, 2022, the name of subsidiary Ultragaz Comercial Ltda. was changed to Ultragaz Energia Ltda.

(6)     On November 21, 2022, Ultrapar through its subsidiary Companhia Ultragaz S.A, signed an agreement for the acquisition of all shares of NEOgás do Brasil Gás Natural Comprimido S.A. The acquisition closing ocurred on February 1, 2023.

(7)     Company established on February 28, 2023 with the purpose of holding interests in other companies.

(8)     On April 13, 2023, the Company was acquired at book value by the company Eaí Clube Automobilista S.A.

(9)     On April 27, 2023, the Company was merged into Ultracargo Logística S.A.

(10)    Company established on June 1, 2023 with the purpose of holding interests in other companies.

(11)    On April 28, 2023, Imaven Imóveis Ltda. (“Imaven”) performed the division of portion of its assets, and the divided part was incorporated into the equity of the subsidiary Ipiranga Produtos de Petróleo S.A. On May 1, Imaven became directly controlled by Ultrapar. The transaction was realized by comum control and by book values.

b. Main events that occurred in the period

b.1 Acquisition of NEOgás do Brasil Gás Natural Comprimido S.A.

On November 21, 2022, Ultrapar, through its subsidiary Companhia Ultragaz S.A, signed an agreement for the acquisition of all shares of NEOgás do Brasil Gás Natural Comprimido S.A. (“NEOgás”). The transaction was closed on February 1, 2023. For further information, see Note 33.b.

b.2 Acquisition of Serra Diesel Transportador Revendedor Retalhista Ltda.

On May 21, 2023, Ultrapar, through its subsidiary Ultrapar Empreendimentos Ltda., signed an agreement for the acquisition of 60% of the shares of Serra Diesel Transportador Revendedor Retalhista Ltda. CADE (Brazilian antitrust agency) approved the acquisition on July 27, 2023. Until the closing of the transaction, subject to precedent conditions according to contractual clauses, the companies will follow the normal course of their businesses. The acquisition complements Ultrapar's activities in the distribution of liquid fuels.

17

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

2 Basis of preparation and presentation of individual and consolidated interim financial information

The individual and consolidated interim financial information ("quarterly information"), identified as Parent and Consolidated, was prepared in accordance with the International Accounting Standard ("IAS") 34 – Interim Financial Reporting issued by the International Accounting Standards Board ("IASB"), and in accordance with the pronouncement CPC 21 (R1) – Interim Financial Reporting, issued by the Brazilian Accounting Pronouncements Committee (“CPC”), and presented in accordance with the rules issued by the Securities and Exchange Commission of Brazil (“CVM”).

All relevant specific information of the interim financial information, and only this information, was presented and corresponds to that used by the Company’s and its subsidiaries’ Management.

The presentation currency of the Company’s interim financial information is the Brazilian Real, which is the Company’s functional currency, unless otherwise stated.

The preparation of the interim financial information requires management to make judgments, use estimates and adopt assumptions in the application of accounting policies that affect the presented amounts of income, expenses, assets and liabilities, including contingent liabilities. The uncertainty related to these judgments, assumptions and estimates could lead to results that require a significant adjustment to the carrying amount of certain assets and liabilities in future years.

The Company reviews its judgments, estimates and assumptions on an ongoing basis, as disclosed in the financial statements for the year ended December 31, 2022. No material changes were observed in such judgments, estimates and assumptions in relation to those disclosed as of December 31, 2022.

The interim financial information has been prepared on a historical cost basis, except for the following material items recognized in the statements of financial position:

(i)     derivative and non-derivative financial instruments measured at fair value;

(ii)    share-based payments and employee benefits measured at fair value;

(iii)   deemed cost of property, plant and equipment.

This interim financial information was prepared using information from Ultrapar and its subsidiaries on the same base date, as well as consistent accounting policies and practices. This interim financial information should be read together with the individual and consolidated financial statements of the Company for the year ended December 31, 2022, since its objective is to provide an update of the significant activities, events and circumstances in relation to those individual and consolidated financial statements.

Therefore, this interim financial information focuses on new activities, events and circumstances and does not duplicate previously disclosed information, except when Management considers it relevant to maintain certain information.

18

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

3 New accounting policies and changes in accounting policies adopted

The accounting policies have been consistently applied to all consolidated companies and are consistent with those used in the parent. The Company evaluated and, when necessary, applied for the first time the new standards and interpretations issued by the International Accounting Standards Board (IASB) listed in item 3.a, and on the date the interim financial information was authorized for issue, did not identify any significant impacts thereof on the disclosure or reported amounts.

As of 2023, the Company and its subsidiaries adopted IFRS 9 for hedge accounting and did not identify any material impact on its financial information. For further information, see Note 31.h.

  New accounting policies and changes in accounting policies adopted

The new standards and interpretations issued, up to the issuance of the Company's individual and consolidated interim financial information, are described below.

a.1 Accounting policies adopted

The following new standards, amendments to standards and interpretations of IFRS issued by the IASB and effective on/or after January 1, 2023 had no significant impact on the interim financial information for the period ended June 30, 2023:

  CPC 26 (R1)/IAS 1 – Classification of Liabilities as Current or Non-current
  CPC 26 (R1)/IAS 1 and Practical Expedient 2 of IFRS – Disclosure of Accounting Policies
  CPC 23/IAS 8 – Definition of Accounting Estimates
  CPC 32/IAS 12 – Deferred Tax Related to Assets and Liabilities arising from a Single Transaction Applicable

a.2 Accounting policies not adopted

The following new standards, amendments to standards and interpretations of IFRS issued by the IASB and effective on/or after January 1, 2023 were not adopted on the interim financial information for the period ended June 30, 2023. The Company and its subsidiaries plan to adopt these new standards, amendments and interpretations, if applicable, when they become effective, and they do not expect a material impact of their adoption on their future individual and consolidated interim financial information.

  CPC 06/IFRS 16 (R2) - Leases
  IAS 1 – Non-current Liabilities with covenants
  IAS 12 – International tax reform
  IFRS 7 and IAS 7 – Supplier Finance Arrangements
  CPC 50/IFRS 17 – Insurance contracts
19

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

4 Cash and cash equivalents, financial investments and derivative financial instruments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of financial institutions linked to interest rate of the DI, in repurchase agreement, financial bills, and in short-term investment funds, whose portfolio is comprised of Brazilian Federal Government bonds and certificates of deposit of financial institutions; (ii) outside Brazil, in certificates of deposit of financial institutions and in short-term investment funds, whose portfolio is comprised of Federal Government bonds; and (iii) in currency and interest rate hedging instruments.

The financial assets were classified based on business model of the Company and its subsidiaries and are disclosed in Note 31.i.

The breakdown of cash and cash equivalents and financial investments is as follows:

a.              Cash and cash equivalents

Cash and cash equivalents are presented as follows:

	Parent		Consolidated
	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Cash and banks
In local currency	257	1,919	85,577	105,986
In foreign currency	‐	‐	5,686	5,811
Financial investments considered cash equivalents
In local currency
Fixed-income securities	31,273	603,542	5,223,553	5,204,766
In foreign currency
Fixed-income securities	‐	‐	63,252	305,206
Total cash and cash equivalents	31,530	605,461	5,378,068	5,621,769

b. Financial investments and derivative financial instruments

20

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

The financial investments that are not classified as cash and cash equivalents are presented as follows:

	Consolidated
	06/30/2023	12/31/2022
Financial investments
In local currency
Fixed-income securities and funds	93,476	406,683
Derivative financial instruments and other financial assets at fair value (a)	744,857	556,510

Total financial investments and derivative financial instruments	838,333	963,193
Current	337,427	520,352
Non-current	500,906	442,841

(a)  Accumulated gains, net of withholding income tax (see Note 31.g).

5 Trade receivables, reseller financing and other receivables (Consolidated)

a. Trade receivables

The breakdown of trade receivables is as follows:

	06/30/2023	12/31/2022
Domestic customers	3,483,744	4,527,167
Domestic customers - related parties (see note 8.a.2)	19	64
Foreign customers	24,037	3,401
Foreign customers - related parties (see note 8.a.2)	776	2,695
	3,508,576	4,533,327
(-) Allowance for expected credit losses	(372,134)	(322,753)
Total	3,136,442	4,210,574
Current	3,116,214	4,149,111
Non-current	20,228	61,463

The breakdown of trade receivables, gross of allowance for expected credit losses, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
06/30/2023	3,508,576	2,753,056	34,384	27,180	31,853	50,327	611,776
12/31/2022	4,533,327	3,930,178	20,873	18,741	21,482	46,586	495,467

The breakdown of the allowance for expected credit losses is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
06/30/2023	372,134	19,545	2,950	3,475	2,785	15,007	328,372
12/31/2022	322,753	21,425	1,747	1,384	4,913	15,222	278,062

Movements in the allowance for expected credit losses are as follows:

Balance as of December 31, 2022	322,753
Additions	94,787
Reversals	(40,531)
Write-offs	(4,875)
Balance as of June 30, 2023	372,134

For further information on the allowance for expected credit losses, see Note 31.d.3.

21

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

b. Reseller financing

The breakdown of reseller financing is comprised as follows:

	06/30/2023	12/31/2022
Reseller financing – Ipiranga	1,170,985	1,234,634
(-) Allowance for expected credit losses	(151,800)	(173,287)
	1,019,185	1,061,347
Current	531,607	559,825
Non-current	487,578	501,522

The breakdown of reseller financing, gross of allowance for expected credit losses, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
06/30/2023	1,170,985	835,931	4,649	5,452	2,877	10,136	311,940
12/31/2022	1,234,634	826,210	8,944	3,892	11,040	11,943	372,605

The breakdown of the allowance for expected credit losses is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
06/30/2023	151,800	1,408	343	850	308	4,379	144,512
12/31/2022	173,287	1,327	483	1,132	3,704	4,937	161,704

22

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

Movements in th allowance for expected credit losses are as follows:

Balance as of December 31, 2022	173,287
Additions	12,729
Reversals	(33,206)
Write-offs	(1,010)
Balance as of June 30, 2023	151,800

For further information on the loss allowance for expected credit losses, see Note 31.d.3.

c. Trade receivables - sale of subsidiaries

The breakdown of other receivables is comprised as follows:

	Parent		Consolidated
	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Sale of subsidiary Oxiteno:
Receivables from sale of investments (i)	‐	‐	722,880	782,655
(-) Adjustment to present value - sale of investments (ii)	‐	‐	(30,811)	(55,598)
Sale of subsidiary Extrafarma:
Receivables from sale of investments (iii)	391,241	369,508	391,241	369,508
	391,241	369,508	1,083,310	1,096,565
Current	195,641	184,754	887,710	184,754
Non-current	195,600	184,754	195,600	911,811

(i) Refers to the final installment of the sale of Oxiteno, in the amount of USD 150 million, due in April 2024. In May 2022 Ultrapar made an onerous assignment, without right of recourse and co-obligation, of the receivable from the sale of Oxiteno to Ultrapar International.

(ii) The consideration for the sale of Oxiteno was recognized at present value using a discount rate of 6.1741%. The amount as of June 30 includes present value realization and exchange variation of transaction closing date until June 30, 2023.

(iii) Refers to part of the payment of the Extrafarma sale transaction, which will be paid in two installments maturing in August 2023 and August 2024, monetarily adjusted by the CDI rate + 0.5% p.a. In December 2022 the subsidiary IPP made an onerous assignment, without right of recourse and co-obligation, of the receivable from the sale of Extrafarma to parent Ultrapar.

23

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

6 Inventories (Consolidated)

The breakdown of inventories, net of provision for losses, is shown below:

	06/30/2023	12/31/2022
Fuels, lubricants and greases	2,778,358	3,782,522
Raw materials	283,079	380,993
Liquified petroleum gas - LPG	120,593	143,516
Consumable materials and other items for resale	129,316	125,239
Purchase for future delivery (1)	353,365	453,817
Properties for resale	22,153	19,996
	3,686,864	4,906,083

(1) Refers substantially to ethanol, biodiesel and advances for fuel acquisition

Movements in the provision for losses are as follows:

Balance as of December 31, 2022	21,926
Reversal of provision for obsolescence and other losses	(4,659)
Reversal of provision for adjustment to realizable value	(4,371)
Balance as of June 30, 2023	12,896

7 Recoverable taxes (Consolidated)

a. Recoverable taxes

Recoverable taxes are substantially represented by credits of Tax on Goods and Services — (“ICMS”, the Brazilian State VAT), Contribution for Social Security Financing (“COFINS”) and Social Integration Program (“PIS”).

	06/30/2023	12/31/2022
ICMS - State VAT (a.1)	1,600,907	1,312,990
PIS and COFINS - Federal VAT (a.2)	2,294,421	2,410,736
Others	84,483	59,545
Total	3,979,811	3,783,271
Current	1,522,240	1,610,312
Non-current	2,457,571	2,172,959

a.1 The recoverable ICMS net of provision for losses is substantially related to the following subsidiaries and operations:

Tax credits recognized mainly of the following nature: a) transactions of inputs and outputs of products subject to taxation of the own ICMS; b) interstate outflows of oil-related products, whose ICMS was prepaid by the supplier (Petróleo Brasileiro S.A. (“Petrobras”)); c) credits for refunds of the ICMS-ST (tax substitution) overpaid when the estimated calculation base used is higher than that of the actual operation performed.

24

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

In the second quarter of 2023, with the enactment of Supplementary Law 192/22, the single-phase ICMS levy on LPG, diesel, biodiesel and gasoline products became effective, significantly reducing from the effective date the generation of ICMS tax credits in commercial transactions.

a.2 The recoverable PIS and COFINS are substantially related to:

ICMS in the PIS and COFINS calculation basis - The balance of PIS and COFINS includes credits recorded under Laws 10,637/02 and 10,833/03, as well as amounts arising from a favorable decision regarding the exclusion of ICMS from the PIS and COFINS calculation basis.

Supplementary Law 192 – On March 11, 2022 Supplementary Law (“LC”) 192/22 was published to reduce the tax burden of the fuel supply chain. Art. 9 of said law established the reduction of the PIS and COFINS tax rates levied on diesel, biodiesel and LPG to zero through December 31, 2022, ensuring at the same time the maintenance of credits taken across the whole supply chain.

On May 18, 2022, Provisional Act 1,118/22 amended Supplementary Law 192/22 to eliminate the right to take PIS and Cofins credits on purchases of diesel, LPG and biodiesel by end consumers. With the enactment of said Provisional Act, on June 2, 2022, a Direct Unconstitutionality Action 7,181 was filed to challenge the provision in MP 1,118/22. On June 21, 2022, the Federal Supreme Court unanimously ratified the decision that considered MP 1,118/22 unconstitutional due to violation of the 90-day principle.

Due to such court injunction and the non-conversion of Provisional Act 1,118/22 into law, the provisions in LC 192/22, which assured to all legal entities that are part of the fuel supply chain, including the Company’s subsidiaries, the maintenance of PIS and COFINS credits in connection with those transactions in the period from March 11, 2022  (LC 192/22 publication date) to August 15, 2022 (90 day after the publication of the provisional act that restricted the right to take credits on taxpayers), which, as decided by STF, must be the MP 1118/22 effective date, remained in force.

The Company, through its subsidiaries Ipiranga and Ultragaz, has credits in the amount of R$ 690,118 (R$ 971,373 as of December 31, 2022) from the LC 192/22  The Management estimates the realization of these credits within up to 5 years from the constitution date.

25

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

b. Recoverable income and social contribution taxes

Relates to IRPJ and CSLL to be recovered by the Company and its subsidiaries, arising from the tax advances of previous years, as well as referring to lawsuits on the non-levy of IRPJ and CSLL on the monetary variation (SELIC) in the repetition of undue payments. The Management estimates the realization of these credits within up to 5 years.

	Consolidated
	06/30/2023	12/31/2022
IRPJ and CSLL	398,865	499,517
Current	149,754	96,134
Non-current	249,111	403,383

8 Related parties

a. Related parties

The balances and transactions between the Company and its related parties are disclosed below:

a.1 Parent

	06/30/2023
	Assets		Liabilities
	Related parties	Other receivables	Related parties	Other payables	Financial result
Ipiranga Produtos de Petróleo S.A.	‐	52,115	‐	215	‐
Cia Ultragaz S.A.	6,677	9,828	‐	68	‐
Ultracargo Logística S.A.	‐	2,715	‐	178	‐
Eaí Clube Automobilista S.A.	‐	489	‐	‐	‐
UVC Investimentos Ltda	‐	180	‐	40	‐
am/pm Comestíveis Ltda.	‐	2,377	‐	‐	‐
Iconic Lubrificantes S.A.	‐	‐	‐	18	‐
Química da Bahia Indústria e Comércio S.A.	‐	‐	2,875	‐	‐
Imaven Imóveis Ltda.	‐	‐	‐	202	‐
Others	‐	‐	‐	313	‐
Total	6,677	67,704	2,875	1,034	‐

26

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

	12/31/2022				06/30/2022
	Assets		Liabilities
	Debentures	Other receivables	Related parties	Other payables	Financial result
Ipiranga Produtos de Petróleo S.A.	‐	79,070	‐	111	24,808
Cia Ultragaz S.A.	‐	15,198	‐	28	‐
Ultracargo Logística S.A.	‐	3,940	‐	‐	‐
Eaí Clube Automobilista S.A.	‐	487	‐	‐	‐
UVC Investimentos Ltda	‐	21	‐	‐	‐
am/pm Comestíveis Ltda.	‐	57	‐	‐	‐
Iconic Lubrificantes S.A.	‐	12	‐	‐	‐
Química da Bahia Indústria e Comércio S.A.	‐	‐	2,875	‐	‐
SERMA - Ass. dos usuários equip. proc. de dados	‐	4	‐	30	‐
Others	‐	89	‐	431	‐
Total	‐	98,878	2,875	600	24,808

a.2 Consolidated

Balances and transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in this note. The balances and transactions between the Company and its subsidiaries with other related parties are highlighted below:

	06/30/2023
	Loans (1)	Commercial transactions		Trading transactions
	Liabilities	Receivables	Trade payables	Sales and services provided	Purchases
Química da Bahia Indústria e Comércio S.A.	2,875	‐	‐	‐	‐
Refinaria de Petróleo Riograndense S.A.	‐	‐	6,876	‐	224,063
União Vopak Armazéns Gerais Ltda.	‐	‐	‐	334	‐
Latitude Logística Portuária S.A.	‐	3	31	‐	‐
Nordeste Logistica I S.A.	‐	‐	19	‐	‐
Nordeste Logistica III S.A.	‐	‐	15	‐	‐
Navegantes Logística Portuária S.A.	‐	16	‐	‐	‐
Chevron (Thailand) Limited (2)	‐	‐	6	483	‐
Chevron Lubricants Oils S.A. (2)	‐	‐	51	‐	‐
Chevron Marine Products (2)	‐	776	‐	3,717	‐
Chevron Oronite Brasil Ltda. (2)	‐	‐	55,390	‐	97,252
Chevron Products Company (2)	‐	‐	36,457	‐	122,751
Chevron Belgium NV (2)	‐	‐	2,398	‐	16,458
Others (1)	491	‐	‐	‐	‐
Total	3,366	795	101,243	4,534	460,524

(1) Loans contracted have indefinite terms and do not contain remuneration clause.
(2) Non-controlling shareholders and other related parties of Iconic.

27

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

	12/31/2022				06/30/2022
	Loans (1)	Commercial transactions			Trading transactions
	Liabilities	Receivables	Trade payables	Sales and services provided	Purchases
Química da Bahia Indústria e Comércio S.A.	2,875	‐	‐	‐	‐
Refinaria de Petróleo Riograndense S.A.	‐	‐	26,062	‐	115,698
União Vopak Armazéns Gerais Ltda.	‐	61	‐	392	‐
Latitude Logística Portuária S.A.	‐	3	346	‐	‐
Nordeste Logistica I S.A.	‐	‐	22	‐	‐
Nordeste Logistica III S.A.	‐	‐	17	‐	‐
Chevron (Thailand) Limited (2)	‐	‐	113	‐	799
Chevron Latin America Marketing LLC (2)	‐	34	‐	‐	‐
Chevron Lubricants Oils S.A. (2)	‐	403	‐	475	‐
Chevron Marine Products (2)	‐	1,950	‐	6,773	‐
Chevron Oronite Brasil Ltda. (2)	‐	‐	53,912	‐	68,798
Chevron Products Company (2)	‐	‐	178,846	‐	315,678
Chevron Belgium NV (2)	‐	‐	326	‐	3,492
Chevron Petroleum CO Colombia (2)	‐	220	‐	220	‐
Chevron Lubricants Lanka PLC (2)	‐	88	‐	‐	‐
Others (1)	617	‐	‐	‐	‐
Total	3,492	2,759	259,644	7,860	504,465

(1) Loans contracted have indefinite terms and do not contain remuneration clauses.

(2) Non-controlling shareholders and other related parties of Iconic.

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on prices and terms negotiated between the parties, with customers and suppliers with comparable operational performance. In the opinion of the Company’s and its subsidiaries’ Management, transactions with related parties are not subject to settlement risk, therefore, no provision for expected losses on accounts receivable or guarantees are recorded. Guarantees provided by the Company in loans of subsidiaries and associates are mentioned in Note 16.

28

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

b. Key executives (Consolidated)

The Company’s compensation strategy for Management’s key executives combines short and long-term elements, following the principles of alignment of interests and of maintaining a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility, and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance, and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. For further details about post-employment benefits see Note 20.b.

The expenses for compensation of its key executives (Company’s directors and executive officers) are shown below:

	06/30/2023	06/30/2022
Short-term compensation	25,594	29,044
Stock compensation	12,877	7,018
Post-employment benefits	1,585	1,357
Total	40,056	37,419

c. Deferred stock plan (Consolidated)

Since 2003 Ultrapar has adopted a stock plan in which the executive has the benefit from shares held in treasury until the transfer of the full ownership of the shares to those eligible members of management after five to seven years from the initial grant of the rights subject to uninterrupted employment of the participant during the period. The volume of shares and the executives eligible are determined by the Board of Directors, and there is no mandatory annual grant. The total number of shares to be used in the plan is subject to the number of shares in treasury. Ultrapar’s Board of Directors members are not eligible to participate in the stock plan. The fair value of the grants was determined on the grant date based on the market value of the shares on B3, the Brazilian Securities, Commodities and Futures Exchange, and the amounts are amortized between five to seven years from the grant date. The last grants of this plan occurred in 2016.

29

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

The table below summarizes shares granted to the management of the Company and its subsidiaries:

Grant date	Number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
March 4, 2016	‐	2023	32.72	9,732	(9,732)	‐
Balance as of June 30, 2023	‐			9,732	(9,732)	‐

For the six-month period ended June 30, 2023, the amortization of R$ 88 (reversal of R$ 298 in the period ended June 30, 2022) was recognized as general and administrative expense.

The table below summarizes the changes in the number of shares granted:

Balance as of December 31, 2022	66,664
Shares transferred to executives	(66,664)
Balance as of June 30, 2023	‐

In addition, on April 19, 2017, the Ordinary and Extraordinary General Shareholders’ Meeting (“OEGM”) approved a share-based incentive plan (“Plan 2017”), which establishes the general terms and conditions for granting of common shares issued by the Company and held in treasury, that may or may not involve the granting of usufruct of part of these shares for later transfer of the ownership of the shares, with vesting periods determined in each Program, to directors or employees of the Company or its subsidiaries.

As a result of the Plan, common shares representing at most 1% of the Company's share capital may be delivered to the participants, which corresponded, at the date of approval of this Plan, to 11,128,102 common shares.

At the OEGM held on April 19, 2023, Ultrapar's shareholders approved a proposal for amendment to the 2017 Plan, permitting that, if the participant becomes a member of the Company's Board of Directors, thus ceasing to hold any other executive position, the right to receive ownership of the shares will be preserved, maintaining the conditions and other requirements established in the applicable programs and in each agreement.

At the OEGM held on April 19, 2023, Ultrapar's shareholders approved a new incentive plan based on shares ("2023 Plan"), which establishes the general terms and conditions for the Company or its subsidiaries to grant common shares issued by the Company and held in treasury, that may or may not involve the granting of usufruct of common shares issued by it held in treasury for later transfer of the ownership of the shares, subject to the terms and conditions set forth in the 2023 Plan, to the Management, including the members of Ultrapar's Board of Directors, or employees of the Company or of companies under its direct or indirect control. In the case of members of the Board of Directors, the grants will be mandatorily linked to the remuneration approved by the shareholders at the Ordinary General Meeting.

As a result of the 2023 Plan, common shares representing at most 5% of the Company's share capital may be delivered to the participants, which corresponded, at the date of approval of said Plan, to 55,760,215 common shares. Annually, a maximum of 1% of this limit may be used.

30

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

The table below summarizes the restricted and performance stock programs under the 2017 Plan and the 2023 Plan:

Program	Grant date	Number of shares granted (Quantity)	Vesting period	Market price of shares on the grant date (in R$ per share)	Total exercisable grant costs, including taxes (in R$ thousands)	Accumulated recognized exercisable grant costs (in R$ thousands)	Unrecognized exercisable grant costs (in R$ thousands)
Restricted	September 19, 2018	80,000	2024	19.58	2,675	(2,118)	557
Restricted	April 3, 2019	28,270	2024	23.25	3,181	(2,998)	183
Performance	April 3, 2019	28,270	2024	23.25	1,284	(1,101)	183
Restricted	September 2, 2019	240,000	2025	16.42	8,010	(5,570)	2,440
Restricted	April 1, 2020	95,738	2024 to 2025	12.53	4,065	(3,464)	601
Performance	April 1, 2020	175,971	2024 to 2025	12.53	5,902	(5,077)	825
Restricted	September 16, 2020	140,000	2026	23.03	8,536	(5,652)	2,884
Restricted	April 7, 2021	353,506	2024	21.00	15,733	(12,263)	3,470
Performance	April 7, 2021	432,472	2024	21.00	16,852	(13,382)	3,470
Restricted	September 22, 2021	1,000,000	2027	14.17	24,363	(7,560)	16,803
Restricted	April 6, 2022	710,369	2025	14.16	20,461	(9,015)	11,446
Performance	April 6, 2022	744,043	2025	14.16	21,467	(9,073)	12,394
Restricted	September 21, 2022	2,640,000	2032	12.98	64,048	(5,337)	58,711
Restricted	December 7, 2022	1,500,000	2032	13.47	38,104	(2,203)	35,901
Restricted	April 20, 2023	311,324	2025	14.50	7,472	(934)	6,538
Restricted	April 20, 2023	1,210,270	2026	14.50	32,713	(2,726)	29,987
Performance	April 20, 2023	1,210,270	2026	14.50	32,713	(2,726)	29,987
		10,900,503			307,579	(91,199)	216,380

Balance as of December 31, 2022	8,934,704
Shares granted during the period	2,796,234
Cancellation of granted shares due to termination of executive employment	(418,271)
Shares transferred (vesting)	(412,164)
Balance as of June 30, 2023	10,900,503

The Company does not have shares that were not transferred after the period for transfer of bare ownership of the shares. For the six-month period ended June 30, 2023, a general and administrative expense in the amount of R$ 26,182 was recognized in relation to the Plan (R$ 14,199 for the period ended June 30, 2022).

For all plans, the Company or the beneficiary does not have the option to receive cash, settlements are made only with the delivery of treasury shares. The values of the grants were determined on the granting date based on the market value of these shares on B3 (the Brazilian Stock Exchange).

31

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

9 Income and social contribution taxes

a. Deferred income (IRPJ) and social contribution taxes (CSLL)

The Company and its subsidiaries recognize deferred tax assets and liabilities, which are not subject to the statute of limitations, mainly resulting from provision for differences between cash and accrual basis, tax loss carryforwards, negative tax bases and provisions for tax, civil, and labor risks. Deferred tax assets are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	Parent		Consolidated
	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Assets - deferred income and social contribution taxes on:
Provision for losses with assets	‐	‐	46,856	47,436
Provision for tax, civil and labor risks	53,682	48,376	237,293	225,585
Provision for post-employment benefits	968	911	76,350	74,644
Provision for differences between cash and accrual basis (i)	‐	‐	85,868	63,330
Goodwill	‐	‐	2,974	3,561
Business combination – tax basis vs. accounting basis of goodwill	‐	‐	9,492	17,575
Provision for asset retirement obligation	‐	‐	15,881	15,737
Provision for suppliers	3,186	6,090	188,245	132,657
Provision for profit sharing and bonus	5,109	14,453	37,029	69,588
Leases payable	333	317	67,868	60,484
Change in fair value of subscription warrants	16,327	9,224	16,327	9,224
Provision for deferred revenue	‐	‐	7,223	8,121
Other temporary differences	7,162	5,575	45,248	43,715
Tax losses and negative basis for social contribution carryforwards (9.d)	79,204	65,505	381,381	283,238
Total	165,971	150,451	1,218,035	1,054,895
Offset liability balance	‐	‐	(154,124)	(156,660)
Net balances of deferred tax assets	165,971	150,451	1,063,911	898,235
Liabilities - deferred income and social contribution taxes on:
Revaluation of property, plant and equipment	‐	‐	4	387
Leases payable	‐	‐	‐	171
Provision for differences between cash and accrual basis (i)	‐	‐	17,382	9,389
Goodwill	‐	‐	18,465	27,691
Business combination - fair value of assets	‐	‐	60,102	61,521
Provision for deferred revenue	‐	‐	2	‐
Provision for post-employment benefits	‐	‐	2	‐
Other temporary differences	‐	‐	58,514	57,800
Total	‐	‐	154,471	156,959
Offset asset balance	‐	‐	(154,124)	(156,660)
Net balance of deferred tax liabilities	‐	‐	347	299

(i) Refers, mainly, to the income tax on the exchange variation of the hedge derivative instruments.

32

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	Parent	Consolidated
Balance as of December 31, 2022	150,451	897,936
Deferred IRPJ and CSLL recognized in income for the year	15,520	152,802
Deferred IRPJ and CSLL recognized in other comprehensive income	‐	12,615
Others	‐	211
Balance as of June 30, 2023	165,971	1,063,564

b. Reconciliation of income and social contribution taxes in the statement of income

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	06/30/2023	06/30/2022	06/30/2023	06/30/2022
Income before taxes	481,602	343,651	664,124	464,935
Statutory tax rates - %	34	34	34	34
Income and social contribution taxes at the statutory tax rates	(163,745)	(116,841)	(225,802)	(158,078)
Adjustment to the statutory income and social contribution taxes:
Nondeductible expenses (i)	(1,179)	(4,539)	(4,499)	(13,152)
Nontaxable revenues (ii)	6,450	5,116	53,656	18,709
Adjustment to estimated income (iii)	‐	‐	2,022	8,172
Unrecorded deferred income and social contribution tax carryforwards (iv)	‐	‐	(5,051)	(1,867)
Share of profit (loss) of subsidiaries, joint ventures and associates	183,246	93,706	4,086	7,216
Interest on capital	‐	153,001	‐	153,001
Other adjustments	(30,433)	23,781	(17,457)	3,208
Income and social contribution taxes before tax incentives	(5,661)	154,224	(193,045)	17,209
Tax incentives – SUDENE (9.c)	-	‐	41,437	31,727
Income and social contribution taxes in the statement of income	(5,661)	154,224	(151,608)	48,936
Current	(21,181)	163,473	(304,410)	(163,637)
Deferred	15,520	(9,249)	152,802	212,573
Effective IRPJ and CSLL rates - %	1.2	(44.9)	22.8	(10.5)

(i)	Consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets, negative results of foreign subsidiaries and certain provisions.
(ii)	Consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes, tax incentives, installments and the reversal of certain provisions, as well as recovery of tax credits and amounts related to non-taxation of the income and social contribution taxes on the monetary adjustment (SELIC) in the repetition of undue tax lawsuits.
(iii)	Brazilian tax law allows for an alternative method of taxation for companies that generated gross revenues of up to R$ 78 million in their previous fiscal year. Certain subsidiaries of the Company adopted this alternative form of taxation, whereby income and social contribution losses are calculated on a basis equal to 32% of the operating revenues, as opposed to being calculated based on the effective taxable income of these subsidiaries. The adjustment to estimated income represents the difference between the taxation under this alternative method and the income and social contribution taxes that would have been paid based on the effective statutory rate applied to the taxable income of these subsidiaries.
(iv)	See Note 9.d.

33

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

c. Tax incentives – SUDENE

The following subsidiaries have the benefit of income tax reduction for belonging to the sectors of the economy considered priority for the subsidized areas, under the terms of the development program of the region operated by the Superintendence for the Development of the Northeast (“SUDENE”), in compliance with the current law:

Subsidiary	Units	Incentive - %	Expiration
Bahiana Distribuidora de Gás Ltda.	Mataripe base	75	2024
	Caucaia base	75	2025
	Juazeiro base	75	2026
	Aracaju base	75	2027
	Suape base	75	2027
Ultracargo Logística S.A.	Aratu Terminal(1)	75	2022
	Suape Terminal	75	2030
	Itaqui Terminal	75	2030

(1)	In December 2022, an application for renewal of Aratu Terminal concession term for an additional 10 years was filed with SUDENE. Once approved, the incentive will be used and recorded from the approval date going forward for the retrospective period since January 1st, 2023.

d. Tax loss carryforwards

As of June 30, 2023, the Company and certain subsidiaries had tax loss carryforwards related to income tax (IRPJ) and social contribution (CSLL), whose annual offsets are limited to 30% of taxable income in a given tax year, which do not expire.

The balances comprising deferred taxes related to income tax loss carryforwards and negative basis of social contribution are as follows:

	06/30/2023	12/31/2022
Oil Trading	91,592	93,627
Ultrapar (i)	79,205	65,505
Abastece aí	79,475	66,347
Ipiranga	93,664	28,894
Ultracargo Vila do Conde	29,786	22,313
Others	7,659	6,552
	381,381	283,238

(i) Includes the amount of R$ 27,945 of deferred taxes recognized on the tax loss of subsidiary Ultrapar International as of June 30, 2023 (R$ 33,663 as of December 31, 2022).

The balances which are not constituted of deferred taxes related to income tax loss carryforwards and negative basis of social contribution are as follows:

	06/30/2023	12/31/2022
Integra Frotas	13,342	12,394
Millennium	7,102	6,154
Others	4,095	997
	24,539	19,545

34

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

e. Non-levy of IRPJ/CSLL on the update by Selic of tax undue payments received from the Federal Government

The Company and its subsidiaries have lawsuits claiming the non-levy of IRPJ and CSLL on monetary variation (SELIC) on tax credits. On September 27, 2021, the Federal Supreme Court judged that the levy of IRPJ and CSLL on amounts related to monetary variation (SELIC) received by taxpayers in the repetition of undue tax payments is unconstitutional. The Company and its subsidiaries have registered R$ 136,572 as of June 30, 2023 (R$ 128,420 as of December 31, 2022).

10 Prepaid expenses (Consolidated)

	06/30/2023	12/31/2022
Rents	38,469	26,888
Advertising and publicity	33,372	49,426
Insurance premiums	41,673	48,584
Software maintenance	35,640	26,114
Employee benefits	17,195	6,923
IPVA and IPTU	6,408	1,195
Contribution - private pension fund (see Note 20.a)	19,081	18,204
Other prepaid expenses	23,457	21,178
	215,295	198,512
Current	135,408	123,699
Non-current	79,887	74,813

11 Contractual assets with customers - exclusivity rights (Consolidated)

Refers to exclusivity rights reimbursements of Ipiranga’s agreements with reseller service stations and major customers that are recognized at the time of their occurrence and recognized as reductions of the revenue from sales and services in the statement of income according to the conditions established in the agreement, being reviewed as changes occur under the terms of the agreements. The contracts amortization occurs in accordance with the contractual terms of customer performance.

Changes are shown below:

Balance as of December 31, 2022	2,205,591
Additions	339,650
Amortization	(302,474)
Balance as of June 30, 2023	2,242,767
Current	736,127
Non-current	1,506,640

35

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

12 Investments in subsidiaries, joint ventures and associates

The table below presents the positions of equity and income (loss) for the period by company:

				Parent
	Equity	Income (loss) for the period	Interest in share capital - %	Investments		Share of profit (loss) of subsidiaries and joint ventures
				06/30/2023	12/31/2022	06/30/2023	06/30/2022
Subsidiaries
Ultracargo - Operações Logísticas e Participações Ltda.	1,572,608	139,040	100	1,572,608	1,651,115	139,040	96,351
Ipiranga Produtos de Petróleo S.A.	8,222,089	8,241	100	8,222,089	8,142,013	8,241	303,926
Ultrapar International S.A.	(61,785)	14,861	100	(61,785)	(76,646)	14,861	(111,557)
UVC	38,002	(3,695)	100	38,002	39,123	(3,695)	(1,414)
Centro de Conveniências Millennium Ltda.	12,677	(2,786)	100	12,677	11,883	(2,786)	(3,127)
Eaí Clube Automobilista S.A.	135,191	(22,645)	100	135,191	110,836	(22,645)	(28,648)
Ultragaz Participações Ltda.(i)	1,399,354	397,213	100	1,399,354	2,263,339	397,213	‐
UVC Investimentos Ltda. (iii)	77	4	100	77	73	4	‐
Imaven Imóveis Ltda. (v)	51,394	464	100	51,394	‐	464	‐
Joint ventures
Química da Bahia Indústria e Comércio S.A. (ii)	7,019	(21)	50	3,510	3,520	(11)	‐
Refinaria de Petróleo Riograndense S.A. (iv)	97,705	24,916	33	32,445	25,185	8,273	20,076

Total (A)				11,405,562	12,170,441	538,959	275,607
Total provision for equity deficit (B)				(61,785)	(76,646)
Total investments (A-B)				11,467,347	12,247,087

The percentages in the table above are rounded.

(i)	Until July 31, 2022, Ultragaz was a subsidiary of Ipiranga Produtos de Petróleo S.A. On August 1, 2022, the Company acquired a 99% interest in Cia. Ultragaz. On November 1, 2022, Ultragaz Participações S.A., which became the direct parent of Companhia Ultragaz S.A. and subsidiaries, was established. For further information, see Note 1.a.2
(ii)	The Company acquired a 50% interest in Química da Bahia on February 1, 2022. Until January 31, 2022, Química da Bahia was an associate of Oxiteno S.A.
(iii)	On August 1, 2022, Ultrapar acquired the total shares of UVC Investimentos Ltda. of its subsidiary Ipiranga Produtos de Petróleo S.A.
(iv)	Investment considers capital loss balances of R$ 10,992 as of June 30, 2023 (R$ 11,356 as of December 31, 2022).
(v)	On April 28, Imaven Imóveis Ltda. carried out a partial spin-off of its equity, where the spin-off portion was merged into subsidiary Ipiranga Produtos de Petróleo S.A. On May 1, 2022, Ultrapar acquired the total shares of Imaven Imóveis Ltda. of its subsidiary Ipiranga Produtos de Petróleo S.A.

36

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

				Consolidated
	Equity	Profit (loss) for the period	Interest in share capital - %	Investments		Share of profit (loss) of joint ventures and associates
				06/30/2023	12/31/2022	06/30/2023	06/30/2022
Joint ventures
União Vopak – Armazéns Gerais Ltda (1)	24,008	15,096	50	12,004	4,456	7,547	(835)
Refinaria de Petróleo Riograndense S.A. (2)	97,705	24,916	33	32,442	25,186	8,273	20,076
Latitude Logística Portuária S.A. (3)	15,172	(899)	50	7,586	7,638	(51)	751
Navegantes Logística Portuária S.A. (3)	60,575	(9,754)	33	20,192	23,250	(3,058)	(1,608)
Nordeste Logística I S.A. (3)	18,356	3,449	33	6,119	6,340	(221)	1,546
Nordeste Logística II S.A. (3)	53,091	(4,112)	33	17,697	19,415	(1,719)	(557)
Nordeste Logística III S.A. (3)	52,006	1,926	33	17,335	17,038	298	46
Química da Bahia Indústria e Comércio S.A. (i)	7,019	(21)	50	3,510	3,520	(11)	‐
Associates
Transportadora Sulbrasileira de Gás S.A. (4)	15,601	3,971	25	3,900	3,898	973	1,781
Metalúrgica Plus S.A. (5)	(636)	(165)	33	(212)	(157)	(55)	(48)
Plenogás Distribuidora de Gás S.A. (5)	1,590	123	33	530	615	41	72
Other investments	‐	‐	‐	32	28	‐	‐

Total (A)				121,135	111,227	12,017	21,224
Total provision for equity deficit (B)				(212)	(157)
Total investments (A-B)				121,347	111,384

The percentages in the table above are rounded.

(i)	The Company acquired a 50% interest in Química da Bahia on February 1, 2022. Until January 31, 2022, Química da Bahia was an associate of Oxiteno S.A.

37

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

(1)	The subsidiary Ultracargo Logística holds an interest in União Vopak – Armazéns Gerais Ltda. (“União Vopak”), which is primarily engaged in liquid bulk storage at the port of Paranaguá.
(2)	The Company holds an interest in Refinaria de Petróleo Riograndense S.A. (“RPR”), which is primarily engaged in oil refining.
(3)	The subsidiary IPP participates in the port concession BEL02A at the port of Miramar, in Belém (PA), through Latitude Logística Portuária S.A. (“Latitude”); for the port of Vitória (ES), it participates through Navegantes Logística Portuária S.A. (“Navegantes”); in Cabedelo (PB), it holds an interest in Nordeste Logística I S.A. ("Nordeste Logística I"), Nordeste Logística II S.A. ("Nordeste Logística II”) and Nordeste Logística III S.A. (“Nordeste Logística III”).
(4)	The subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A. (“TSB”), which is primarily engaged in natural gas transportation services.
(5)	The subsidiary Cia. Ultragaz holds an interest in Metalúrgica Plus S.A. (“Metalplus”), which is primarily engaged in the manufacture and trading of LPG containers and has interest in Plenogás Distribuidora de Gás S.A. (“Plenogás”), which is primarily engaged in the marketing of LPG containers. Currently, the associates have their operational activities suspended.

Balances and changes in investments in subsidiaries, joint ventures and associates are as follows:

	Parent			Consolidated
	Subsidiaries	Joint ventures	Total	Joint ventures	Associates	Total
Balance as of December 31, 2022 (i)	12,141,736	28,705	12,170,441	106,843	4,384	111,227
Share of profit (loss) of subsidiaries, joint ventures and associates	530,697	8,262	538,959	11,058	959	12,017
Dividends	(1,038,590)	‐	(1,038,590)	‐	(1,093)	(1,093)
Equity instrument granted (ii)	9,498	‐	9,498	‐	‐	‐
Accumulated other comprehensive income	(24,623)	(1,012)	(25,635)	(1,012)	‐	(1,012)
Capital increase in cash	303,154	‐	303,154	‐	‐	‐
Shareholder transactions - changes of interest	9	‐	9	‐	‐	‐
Acquisition of Imaven Imóveis Ltda.	60,930	‐	60,930	‐	‐	‐
Capital decrease	(613,204)	‐	(613,204)	‐	‐	‐
Other movements	‐	‐	‐	(4)	‐	(4)
Balance as of June 30, 2023 (i)	11,369,607	35,955	11,405,562	116,885	4,250	121,135

38

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

	Parent			Consolidated
	Subsidiaries	Joint ventures	Total	Joint ventures	Associates	Total
Balance as of December 31, 2021 (i)	8,247,649	4,548	8,252,197	71,389	7,204	78,593
Share of profit (loss) of subsidiaries, joint ventures and associates	1,286,253	26,098	1,312,351	9,397	2,784	12,181
Dividends	(352,993)	(4,296)	(357,289)	(4,298)	(2,076)	(6,374)
Equity instrument granted (ii)	14,195	‐	14,195	‐	‐	‐
Accumulated other comprehensive income	1,798	267	2,065	267	‐	267
Actuarial gain of post-employment benefits of subsidiaries, net of income and social contribution taxes	288	(1,440)	(1,152)	(1,440)	‐	(1,440)
Capital increase in cash	369,021	‐	369,021	28,000	‐	28,000
Shareholder transactions - changes of interest	910	3,528	4,438	3,528	(3,528)	‐
Redemption of shares Ultragaz	(23,065)	‐	(23,065)	‐	‐	‐
Acquisition of Cia Ultragaz	1,823,105	‐	1,823,105	‐	‐	‐
Acquisition of UVC Investimentos	(129)	‐	(129)	‐	‐	‐
Movements in discontinued operations	774,704	‐	774,704	‐	‐	‐
Balance as of December 31, 2022 (i)	12,141,736	28,705	12,170,441	106,843	4,384	111,227

(i) Investments in subsidiaries, joint ventures and associates net of provision for equity deficit.

(ii) Amount refers to grants of long-term incentive in subsidiaries Ipiranga Produtos de Petróleo S.A., Ultragaz Participações Ltda and Ultracargo – Operações Logísticas.

39

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

13 Right-of-use assets and leases payable (Consolidated)

The Company and certain subsidiaries have real estate leases, substantially related to: (i) Ipiranga: fuel stations and distribution bases; (ii) Ultragaz: points of sale and bottling bases; (iii) Ultracargo: port areas and (iv) Company: offices. The Company and certain subsidiaries also have lease agreements relating to vehicles.

  Right-of-use assets
  Consolidated
	Weighted average useful life (years)	Balance as of December 31, 2022	Additions and remeasurement (i)	Write-offs	Transfers (ii)	Exchange rate variation	Amortization	Acquisition of subsidiary (iii)	Balance as of June 30, 2023
Cost:
Real estate	10	2,019,898	111,110	(109,308)	‐	‐	‐	4,274	2,025,974
Port areas	29	311,174	4,595	‐	‐	‐	‐	‐	315,769
Vehicles	4	186,455	65,545	(39,653)	‐	‐	‐	614	212,961
Equipment	5	26,345	337	(1,133)	‐	‐	‐	996	26,545
Others	20	27,846	‐	‐	‐	‐	‐	‐	27,846
		2,571,718	181,587	(150,094)	‐	‐	‐	5,884	2,609,095

Accumulated amortization:
Real estate		(634,688)	‐	59,997	(2,219)	‐	(112,241)	(393)	(689,544)
Port areas		(36,773)	‐	‐	‐	‐	(3,857)	‐	(40,630)
Vehicles		(83,902)	‐	29,631	‐	‐	(31,726)	(217)	(86,214)
Equipment		(2,850)	‐	1,133	‐	‐	(2,393)	(157)	(4,267)
Others		(22,128)	‐	‐	‐	‐	‐	‐	(22,128)
		(780,341)	‐	90,761	(2,219)	‐	(150,217)	(767)	(842,783)

Net amount		1,791,377	181,587	(59,333)	(2,219)	‐	(150,217)	5,117	1,766,312

(i)	Additions of prepaid expenses in the amount of R$ 13,552 are considered.
(ii)	Refers to the amortization of the right of use, which is being capitalized as Construction in progress until the beginning of its operation.
(iii)	For further information, see Note 33.

40

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

b. Leases payable

The changes in leases payable are shown below:

Balance as of December 31, 2022	1,523,769
Interest accrued	71,547
Payments of leases	(104,603)
Interest payment	(77,877)
Additions and remeasurement	168,035
Write-offs	(55,058)
Acquisition of subsidiary	5,191
Balance as of June 30, 2023	1,531,004

Current	286,085
Non-current	1,244,919

The undiscounted future cash outflows are presented below:

	06/30/2023	12/31/2022
Up to 1 year	403,040	343,792
1 to 2 years	328,346	319,284
2 to 3 years	237,030	277,318
3 to 4 years	201,841	201,227
4 to 5 years	157,484	173,229
More than 5 years	1,053,542	1,089,255
Total	2,381,283	2,404,105

The contracts related to the leases payable are substantially indexed by the IGP-M (General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation).

b.1. Discount rates

The weighted nominal average discount rates for the lease contracts of the Company are:

Contracts by maturity date and discount rate
Maturity dates of the contracts	Rate (% p.a.)
From 1 to 5 years	9.26%
From 6 to 10 years	8.42%
From 11 to 15 years	9.76%
More than 15 years	10.28%

41

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

c. Effects of inflation and potential right of recoverable Pis and Cofins - disclosures required by the CVM in the letter SNC/SEP 02/2019

The effects of inflation for the period ended June 30, 2023 are as follows:

Right-of-use asset, net
Nominal base	1,766,312
Inflated base	2,101,674
19.0%

Leases payable
Nominal base	1,531,004
Inflated base	1,866,367
21.9%

Financial expenses
Nominal base	71,547
Inflated base	97,542
36.3%

Amortization expense
Nominal base	150,217
Inflated base	168,171
12.0%

The possible rights of PIS and COFINS on payments of leases, calculated with basis on 9.25% tax according to the Brazilian tax legislation for the period ended June 30, 2023 are presented below:

Potential right of recoverable PIS and COFINS
Cash flow at present value	141,618
Nominal cash flow	220,269

42

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

14 Property, plant, and equipment (Consolidated)

Balances and changes in property, plant and equipment are as follows:

	Weighted average useful life (years)	Balance as of December 31, 2022	Additions	Depreciation	Transfers (i)	Write-offs	Acquisition of subsidiary	Balance as of June 30, 2023
Cost:
Land		619,116	1,171	‐	3,316	(12,260)	36	611,379
Buildings	28	1,532,506	20,072	‐	48,899	(101,247)	891	1,501,121
Leasehold improvements	13	1,169,326	12,763	‐	33,664	(5,475)	4,551	1,214,829
Machinery and equipment	11	3,186,759	53,505	‐	72,594	(1,932)	108,990	3,419,916
Automotive fuel/lubricant distribution equipment and facilities	13	3,213,123	39,034	‐	25,645	(35,197)	-	3,242,605
LPG tanks and bottles	9	920,287	71,904	‐	-	(20,936)	-	971,255
Vehicles	8	325,094	6,050	‐	1,805	(973)	8,789	340,765
Furniture and fixtures	9	201,708	5,074	‐	295	(194)	1,290	208,173
IT equipment	5	303,023	8,099	‐	2,084	(16,239)	1,636	298,603
Construction in progress		694,726	162,871	‐	(183,116)	‐	5,054	679,535
Advances to suppliers		18,139	777	‐	(3,524)	‐	180	15,572
Imports in progress		902	‐	‐	‐	‐	-	902
		12,184,709	381,320	‐	1,662	(194,453)	131,417	12,504,655

43

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

	Balance as of December 31, 2022	Additions	Depreciation	Transfers (i)	Write-offs	Acquisition of subsidiaries	Balance as of June 30, 2023
Accumulated depreciation:
Buildings	(591,812)	‐	(23,062)	-	95,393	(438)	(519,919)
Leasehold improvements	(618,256)	‐	(33,383)	-	4,048	(1,047)	(648,638)
Machinery and equipment	(1,926,954)	‐	(93,887)	-	1,339	(39,713)	(2,059,215)
Automotive fuel/lubricant distribution equipment and facilities	(2,113,657)	‐	(83,175)	-	26,978	-	(2,169,854)
LPG tanks and bottles	(557,260)	‐	(40,059)	-	17,787	-	(579,532)
Vehicles	(154,177)	‐	(13,386)	-	295	(324)	(167,592)
Furniture and fixtures	(118,438)	‐	(6,721)	-	55	(681)	(125,785)
IT equipment	(239,978)	‐	(11,802)	-	15,008	(1,155)	(237,927)
	(6,320,532)	‐	(305,475)	‐	160,903	(43,358)	(6,508,462)
Provision for impairment losses:
Land	(146)	‐	‐	‐	‐	‐	(146)
Leasehold improvements	(30)	‐	‐	‐	‐	‐	(30)
Machinery and equipment	(1,566)	(137)	‐	‐	250	‐	(1,453)
Automotive fuel/lubricant distribution equipment and facilities	(22)	‐	‐	‐	11	‐	(11)
	(1,764)	(137)	‐	‐	261	‐	(1,640)
Net amount	5,862,413	381,183	(305,475)	1,662	(33,289)	88,059	5,994,553

(i) Refers to R$ 557 transferred to intangible assets and R$ 2,219 transferred from right-of-use assets.

Construction in progress relates substantially to expansions, renovations, constructions and upgrade of terminals, service stations and distribution bases.

Advances to suppliers are related, basically, to manufacturing of assets for expansion of terminals and bases and acquisition of real estate.

44

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

15 Intangible assets (consolidated)

Balances and changes in intangible assets are as follows:

	Weighted average useful life (years)	Balance as of December 31, 2022	Additions	Amortizations	Transfers (i)	Write-offs	Exchange rate variation	Acquisition of subsidiary	Balance as of June 30, 2023
Cost:
Goodwill (a)		917,775	‐	‐	‐	‐	‐	12,973	930,748
Software	5	1,299,088	105,915	‐	557	(114,205)	‐	10,026	1,301,381
Distribution rights	16	114,593	‐	‐	‐	‐	‐	32,215	146,808
Brands		65,647	‐	‐	‐	‐	(4,941)	‐	60,706
Trademark rights	31	114,792	‐	‐	‐	‐	‐	5,938	120,730
Others	4	177	‐	‐	‐	‐	‐	20,561	20,738
Decarbonization credits (CBIO)		232,305	379,206	‐	‐	(299,932)	‐	‐	311,579
		2,744,377	485,121	‐	557	(414,137)	(4,941)	81,713	2,892,690
Accumulated amortization:
Software		(708,659)	‐	(91,861)	‐	106,662	‐	(4,859)	(698,717)
Distribution rights		(102,037)	‐	(439)	‐	‐	‐	‐	(102,476)
Trademark rights		(14,930)	‐	(1,469)	‐	‐	‐	(113)	(16,512)
Others		(402)	‐	(3,240)	‐	‐	‐	-	(3,642)
		(826,028)	‐	(97,009)	‐	106,662	‐	(4,972)	(821,347)
Net amount		1,918,349	485,121	(97,009)	557	(307,475)	(4,941)	76,741	2,071,343

(i) Refers to R$ 557 transferred from property, plant and equipment.

45

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

a. Goodwill

The remaining net balance of goodwill on the following acquisitions is assessed for impairment annually or more frequently when there is indication that the goodwill might be impaired.

	Segment	06/30/2023	12/31/2022
Goodwill on the acquisition of:
Ipiranga (i)	Ipiranga	276,724	276,724
União Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Iconic (CBLSA)	Ipiranga	69,807	69,807
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
Neogás (ii)	Ultragaz	12,973	‐
Stella (ii)	Ultragaz	99,679	99,679
TEAS	Ultracargo	797	797
		930,748	917,775

(i) Including R$ 246,163 presented as goodwill at the Parent.

(ii) For further information, see Notes 33.a and 33.b.

The goodwill presented above is based on the expectation of future profitability, supported by appraisal reports, after allocation of the identified assets. In the six-month period ended June 30, 2023, the Company did not identify any event that indicated the need to carry out an impairment test of the intangible assets.

16 Loans, financing, debentures and derivative financial instruments

a. Composition

  Parent
Description	06/30/2023	12/31/2022	Index/ Currency	Weighted average financial charges 2023	Maturity
Brazilian Reais:
Debentures - 6th issuance	‐	1,800,213	DI	0.0%	2023
Total	‐	1,800,213
Current	‐	1,800,213

46

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023
  Consolidated:
	06/30/2023	12/31/2022	Index/ Currency	Weighted average financial charges 2023	Maturity
Foreign currency:
Notes in the foreign market	3,674,775	3,973,816	USD	5.3%	2026 and 2029
Foreign loan	1,583,524	1,161,798	USD	4.4%	2023 and 2025
Foreign loan	425,843	-	JPY	1.3%	2025
Foreign loan	121,278	54,542	EUR	4.4%	2024
Total in foreign currency	5,805,420	5,190,156
Brazilian Reais:
Debentures – CRA	3,297,874	3,011,462	IPCA +	5.1%	2024 to 2032
Debentures – CRA	661,772	660,485	%DI	97.5%	2023
Debentures - Ultracargo Logística and Ultracargo Soluções Logísticas S.A.	531,155	482,185	IPCA +	4.1%	2028
CCB (f)	517,511	‐	%DI	109.4%	2025
Debentures – CRA (d)	322,435	-	Fixed rate	11.2%	2027
Debentures – CRA (d)	285,301	-	% DI	0.7%	2027
CDCA (f)	202,218	‐	%DI	108.6%	2024
Debentures – Ultracargo Logística	85,551	81,548	Fixed rate	6.5%	2024
FINEP	1,604	‐	TLP (1)	1.0%	2023 to 2026
CCB (f)	240	‐	DI +	8.7%	2023
Debentures - 6th issuance	‐	1,800,213	%DI	0.0%	2025
Total in Brazilian Reais	5,905,661	6,035,893
Total in foreign currency and Brazilian Reais	11,711,081	11,226,049
Derivative financial instruments (*)	980,900	524,312
Total	12,691,981	11,750,361
Current	2,499,593	3,360,677
Non-current	10,192,388	8,389,684

(*) Accumulated losses (see Note 31.g).

(1)    TLP (Long-term Interest Rate) = set by the National Monetary Council, the TLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On June 30, 2023, TLP was fixed at 7.28% p.a.

47

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

The changes in loans, financing, debentures and derivative financial instruments are shown below:

	Parent	Consolidated
Balance as of December 31, 2022	1,800,213	11,750,361
New loans and debentures with cash effect (d; e)	‐	2,511,307
Interest accrued	42,968	361,483
Principal payment	(1,725,000)	(1,857,625)
Interest payment	(118,181)	(395,008)
Acquired company balance	‐	93,991
Monetary and exchange rate variation	‐	(408,415)
Change in fair value	‐	179,299
Hedge result	‐	456,588
Balance as of June 30, 2023	‐	12,691,981

The long-term debt had the following principal maturity schedule:

	Consolidated
	06/30/2023	12/31/2022
From 1 to 2 years	1,934,718	817,898
From 2 to 3 years	819,487	782,965
From 3 to 4 years	2,903,494	2,268,647
From 4 to 5 years	521,561	‐
More than 5 years	4,013,128	4,520,174
	10,192,388	8,389,684

The transaction costs and issuance premiums associated with debt issuance were added to their financial liabilities.

The Company’s Management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 31.h).

48

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

b. Transaction costs

Transaction costs incurred in issuing debt were deducted from the value of the related contracted financing and are recognized as an expense according to the effective interest rate method as follows:

	Effective rate of transaction costs (% p.a.)	Balance as of December 31, 2022	Transaction costs	Payments	Balance as of June 30, 2023
Debentures	0.3	68,168	15,292	(7,363)	76,097
Notes in the foreign market	0.1	12,405	‐	(1,135)	11,270
Total		80,573	15,292	(8,498)	87,367

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Debentures	16,373	13,518	13,225	13,022	8,906	11,053	76,097
Notes in the foreign market	2,297	2,293	2,295	1,649	1,416	1,320	11,270
Total	18,670	15,811	15,520	14,671	10,322	12,373	87,367

c. Guarantees

The financing does not have collateral as of June 30, 2023 and December 31, 2022 and has guarantees and promissory notes in the amount of R$ 11,542,542 as of June 30, 2023 (R$ 9,371,295 as of December 31, 2022).

The Company and its subsidiaries offer collateral in the form of letters of guarantee for commercial and legal proceedings in the amount of R$ 113,753 as of June 30, 2023 (R$ 115,451 as of December 31, 2022).

49

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

d. Debentures

In March 2023, the parent company made the settlement of the sixth issuance of debentures, without unical series of 1,725,000 simple debentures, nonconvertible into shares and with unsecured species.

In June 2023, the subsidiary IPP made its twelfth issuance of debentures in the total amount of R$ 618,000, in two series with a total of 618,000 simple debentures, nonconvertible into shares, nominative, book-entry and unsecured, privately placed by Vert Companhia Securitizadora. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP.  The debentures were subscribed with the purpose to bind the issuance of CRA. The financial settlement occurred on June 28, 2023. The debentures have an additional guarantee from Ultrapar, do not have financial covenants and the main characteristics are as follows:

1st series

Amount: 325,791

Unit face value: R$ 1,000.00

Final maturity: June 15, 2027

Payment of the face value: Lump sum at final maturity

Interest: 11.17 % p.a.

Payment of interest: Quarterly

Reprice: Not applicable

2nd series

Amount: 292,209

Unit face value: R$ 1,000.00

Final maturity: June 15, 2027

Payment of the face value: Lump sum at final maturity

Interest: Long-term Rate (DI) + 0.70% p.a.

Payment of interest: Quarterly

Reprice: Not applicable

e. Foreign loans

On January 9, 2023, the subsidiary Iconic Lubrificantes S.A. raised financing through Resolution 4131 issued by the Central Bank of Brazil in the amount of EUR 22,480 thousand (equivalent to R$ 130,000 at the time of the transaction), with financial charges of EUR + 4.3518% and due date on January 9, 2024. The subsidiary Iconic Lubrificantes S.A. contracted instruments to hedge against the interest rate in Euro and exchange rate variation, changing financial charges to 111.93% of the DI.

On January 19, 2023 the subsidiary Companhia Ultragaz S.A. raised financing through Resolution 4131 issued by the Central Bank of Brazil in the amount of JPY 12,564,392 thousand (equivalent to R$ 500,000 at the time of the transaction), with financial charges of JPY + 1.3125% and due date on March 13, 2025. The subsidiary Companhia Ultragaz S.A. contracted instruments to hedge against the interest rate in Yen and exchange rate variation, changing financial charges to 109.4% of the DI.

50

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

On March 30, 2023, the subsidiary Companhia Ultragaz S.A. raised financing through Resolution 4131 issued by the Central Bank of Brazill in the amount of USD 100,000 thousand (equivalent to R$ 528,600 at the time of the transaction), with financial charges of USD + 4.5815% and due date on July 30, 2024. The subsidiary Companhia Ultragaz S.A. contracted instruments to hedge against the interest rate in USD and exchange rate variation, changing financial charges to 110.90% of the DI.

On March 31, 2023, the subsidiary Iconic Lubrificantes S.A. raised financing through Resolution 4131 issued by the Central Bank of Brazil in the amount of USD 9,727 thousand (equivalent to R$ 50,000 at the time of the transaction), with financial charges of USD + 6.375% and due date on April 1, 2024. The subsidiary Iconic Lubrificantes S.A. contracted instruments to hedge against the interest rate in USD and exchange rate variation, changing financial charges to 115.97% of the DI.

The companies designated these hedging instruments as a fair value hedge (see Note 31.h.1). Therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized in profit or loss. The foreign loans are secured by the Company and do not have financial covenants.

The foreign loans have the maturity distributed as follows:

Maturity	EUR	USD	JPY	R$	Cost in % of DI
Charges (1)	550	4,602	53,399	26,855
Sept/2023	‐	58,880	‐	283,757	105.0%
Sept/2023	‐	63,785	‐	307,392	104.8%
Jan/2024	‐	9,572	‐	46,131	116.0%
Apr/2024	‐	97,520	‐	469,968	110.9%
Jul/2024	22,495	‐	‐	118,384	111.9%
Mar/2025	‐	‐	12,711,672	424,061	109.4%
Sept/2025	‐	94,227	‐	454,097	108.5%
Total / weighted average cost	23,045	328,586	12,765,071	2,130,645	108.6%

(1) Considers interest, transaction cost and fair value adjustments.

f. Other fundraisings

On March 30, 2023, the parent IPP raised a bank credit note backed by importing operations in the amount of R$ 500,000, with financial charges of 109.40% of the DI, due date on April 2, 2025 without financial covenants.

On June 1, 2023, the parent IPP raised an Agribusiness Credit Rights Certificate in the amount of R$ 200,000, with financial charges of 108.6% of the DI rate maturing on June 3, 2024 without financial covenants.

17 Trade payables (consolidated)

a. Trade payables

	06/30/2023	12/31/2022
Domestic suppliers	1,811,352	2,777,021
Foreign suppliers	568,790	1,674,287
Trade payables - related parties (see Note 8.a.2)	101,243	259,644
	2,481,385	4,710,952

Some Company’s subsidiaries acquire oil-based fuels and LPG from Petrobras and its subsidiaries.

51

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

b. Trade payables - reverse factoring

	06/30/2023	12/31/2022
Domestic suppliers - reverse factoring	1,468,473	2,429,497
Foreign suppliers - reverse factoring	‐	237,397
	1,468,473	2,666,894

Some subsidiaries of the Company entered into agreements with financial institutions. These agreements consist in the anticipation of the receipt of trade payables by the supplier, in which the financial institutions prepay a certain amount from the supplier and receives, on the maturity date, the amount payable by the subsidiaries of the Company without incidence of interest. The decision to join this type of transaction is solely and exclusively of the supplier. The agreement does not substantially change the main characteristics of the commercial conditions previously established between the subsidiaries of the Company and the suppliers. The transactions are presented in operating activities in the statement of cash flows.

18 Salaries and related charges (Consolidated)

	06/30/2023	12/31/2022
Provisions on salaries	197,556	181,755
Profit sharing, bonus and premium	109,612	205,273
Social charges	63,690	70,785
Others	4,234	3,093
	375,092	460,906

19 Taxes payable (Consolidated)

	06/30/2023	12/31/2022
ICMS (State VAT)	145,113	131,587
IPI (Federal VAT)	2,108	4,553
PIS and COFINS (State VAT)	4,269	14,470
ISS (Municipal VAT)	26,236	23,610
Others	13,998	18,210
	191,724	192,430

20 Employee benefits and private pension plan (Consolidated)

a. ULTRAPREV - Associação de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev - Associação de Previdência Complementar (“Ultraprev”), since August 2001. Each participating employee chooses his or her basic contribution to the plan, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.3% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount, which will exhaust their respective accumulated fund over a period of 5 to 35 years. The Company and its subsidiaries do not take responsibility for guaranteeing amounts or the duration of the benefits received by the retired employee.

The balance of R$ 19,081 (R$ 18,204 as of December 31, 2022) regarding the reversal fund will be used to deduct normal sponsor contributions in a period of up to 79 months depending on the sponsor. The number of months is estimated according to the current amount being deducted from the contributions of the sponsor with the highest balance.

52

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

In the six-month period ended June 30, 2023 the subsidiaries contributed R$ 11,172 to Ultraprev (R$ 7,774 in the six-period ended June 30, 2022).

The total number of participating employees as of June 30, 2023 was 4,066 active participants and 288 retired participants (4,097 active participants and 286 retired participants as of December 31, 2022). In addition Ultraprev had 23 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

b. Post-employment benefits (Consolidated)

The subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care, and life insurance plan for eligible retirees.

The amounts related to such benefits are based on a valuation conducted by an independent actuary and reviewed by Management as of June 30, 2023.

	06/30/2023	12/31/2022
Health and dental care plan (1)	167,659	164,428
Indemnification of FGTS	37,719	36,357
Seniority bonus	2,001	2,156
Life insurance (1)	13,188	12,615
Total	220,567	215,556

Current	21,913	21,809
Non-current	198,654	193,747

(1)     Applicable to IPP, Tropical and Iconic.

21 Provision for asset retirement obligation (Consolidated)

This provision corresponds to the legal obligation to remove the subsidiary IPP’s underground fuel tanks located at Ipiranga-branded service stations after a certain period of use.

Changes in the provision for asset retirement obligation are as follows:

Balance as of December 31, 2022	51,758
Additions (new tanks)	167
Expenditure with tanks removed	(1,968)
Accretion expense	1,838
Balance as of June 30, 2023	51,795
Current	4,876
Non-current	46,919

53

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

22 Provisions and contingent liabilities (Consolidated)

a. Provisions for tax, civil and labor risks

The Company and its subsidiaries are parties to tax, civil, environmental, regulatory, and labor disputes at the administrative and judiciary levels.

The table below shows the breakdown of provisions by nature and its changes:

Provisions	Balance as of December 31, 2022	Additions	Reversals	Payments	Interest	Acquisition of subsidiary	Balance as of June 30, 2023
IRPJ and CSLL (a.1)	559,217	14,602	(4,972)	‐	18,240	‐	587,087
Tax (c)	68,434	882	(9,529)	(10,573)	4,640	837	54,691
Civil, environmental and regulatory claims (a.2)	93,416	63,461	(19,909)	(18,513)	‐	458	118,913
Labor litigation (a.3)	73,172	10,403	(13,310)	(10,491)	336	‐	60,110
Provision for indemnities (a.4)	150,820	12,713	(6,064)	‐	8,566	‐	166,035
Others	95,113	19,854	‐	‐	7,054	‐	122,021
Total	1,040,172	121,915	(53,784)	(39,577)	38,836	1,295	1,108,857
Current	22,837						58,723
Non-current	1,017,335						1,050,134

Balances of escrow deposits are as follows:

54

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

	06/30/2023	12/31/2022
Tax	818,061	790,979
Labor	41,351	42,624
Civil and others	110,155	112,780
	969,567	946,383

In the six-month period ended June 30, 2023, the monetary adjustment on escrow deposits amounted to R$ 25,528, recorded with a corresponding entry to financial income in the statement of income.

a.1 Provision for tax matters

On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the RFB, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries made escrow deposits for these debits, which amounted to R$ 585,732 as of June 30, 2023 (R$ 569,415 as of December 31, 2022). On July 18, 2014, a second instance unfavorable decision was published, and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. To revert the court decision, the subsidiaries presented a writ of prevention, which was dismissed on December 30, 2014 and the subsidiaries appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts - Superior Court of Justice (“STJ”) and Federal Supreme Court (“STF”) whose final trials are pending. At the STJ, the issue was subject to the system of Repetitive Appeals (Repetitive Issue No. 1093) and is awaiting judgment by the Superior Court.

a.2 Provisions for civil, environmental and regulatory risks

The Company and its subsidiaries maintain provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former service providers, and indemnities, as well as proceedings related to environmental and regulatory issues in the amount of R$ 118,913 as of June 30, 2023 (R$ 93,416 as of December 31, 2022).

a.3 Provision for labor matters

The Company and its subsidiaries maintain provisions of R$ 60,110 as of June 30, 2023 (R$ 73,358 as of December 31, 2022) for labor litigation filed by former employees and by employees of their service providers mainly contesting the non-payment of labor rights.

55

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

a.4 Provision for indemnities

On April 1, 2022, Ultrapar concluded the transaction for the sale of Oxiteno, for which it was agreed that the former shareholder, Ultrapar, is responsible, in accordance with the terms and conditions of the share purchase and sale agreement, for losses resulting from claims arising from acts, facts or omissions that occurred prior to the closing of the transaction. A provision for indemnities in the amount of R$ 153,610 was recorded, R$ 92,138 related to labor claims, R$ 17,575 related to civil claims and R$ 43,897 related to tax claims, which may be reimbursed to Indorama, in the event of materialization of such losses.

On August 1, 2022, Ultrapar concluded the transaction for the sale of Extrafarma, for which it was agreed that the former shareholder, subsidiary IPP, is responsible, in accordance with the terms and conditions of the share purchase and sale agreement, for losses resulting from claims arising from acts, facts or omissions that occurred prior to the closing of the transaction. A provision for indemnities in the amount of R$ 12,425 was recorded, R$ 7,054 of which related to labor claims, R$ 508 to civil claims and R$ 4,863 to tax claims, which may be reimbursed to Pague Menos, in the event of materialization of such losses.

b. Contingent liabilities (possible)

The Company and its subsidiaries are parties to tax, civil, environmental, regulatory, and labor claims whose likelihood of loss is assessed by the legal departments of the Company and its subsidiaries as possible, based on the opinion of their external legal advisors and, based on these assessments, these claims were not provided for in the interim financial information. The estimated amount of this contingency is R$ 3,871,942 as of June 30, 2023 (R$ 3,601,865 as of December 31, 2022).

b.1 Contingent liabilities for tax and social security matters

The Company and its subsidiaries have contingent liabilities for tax and social security matters in the amount of R$ 2,831,135 as of June 30, 2023 (R$ 2,656,479 as of December 31, 2022), mainly represented by:

b.1.1 The subsidiary IPP and its subsidiaries have assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products, which are subsequently sold, are not subject to IPI under the protection of tax immunity. The amount of this contingency is R$ 185,523 as of June 30, 2023 (R$ 182,446 as of December 31, 2022).

56

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

b.1.2 The subsidiary IPP and its subsidiaries have legal proceedings related to ICMS. The total amount involved in these proceedings was R$ 1,402,406 as of June 30, 2023 (R$ 1,376,199 as of December 31, 2022). Such proceedings arise mostly from the disregard of ICMS credits amounting to R$ 211,985 as of June 30, 2023 (R$ 201,408 as of December 31, 2022), of which R$ 188,732 as of June 30, 2023 (R$ 178,825 as of December 31, 2022) refer to alleged non-payment of the tax; from conditioned fruition of tax incentive in the amount of R$ 193,805 as of June 30, 2023 (R$ 193,785 as of December 31, 2022); of inventory differences in the amount of R$ 300,010 as of June 30, 2023 (R$ 302,143 as of December 31, 2022); and of a 2% surcharge on products considered non-essential (hydrated ethanol) in the amount of R$ 260,112 (R$ 246,336 as of December 31, 2022).

b.1.3 The Company and its subsidiaries are parties to administrative and judicial suits involving Income Tax, Social Security Contribution, PIS and COFINS, substantially about denials of offset claims and credits disallowance which total R$ 1,035,997 as of June 30, 2023 (R$ 759,469 as of December 31, 2022), mainly represented by:

b.1.3.1 The subsidiary IPP received in 2017 a tax assessment related to the IRPJ and CSLL resulting from the alleged undue amortization of the goodwill paid on acquisition of investments, in the amount of R$ 242,941 as of June 30, 2023 (R$ 233,805 as of December 31, 2022), which includes the amount of the income taxes, interest and penalty.

b.2 Contingent liabilities for civil, environmental and regulatory claims

The Company and its subsidiaries have contingent liabilities for civil, environmental and regulatory claims in the amount of R$ 770,919 as of June 30, 2023 (R$ 690,052 as of December 31, 2022), mainly represented by:

b.2.1 The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE issued a decision against Cia. Ultragaz and imposed a penalty of R$ 36,293 as of June 30, 2023 (R$ 35,617 as of December 31, 2022). The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed.

b.2.2 The subsidiary Cia. Ultragaz has lawsuits totaling R$ 267,626 as of June 30, 2023 (R$ 255,290 as of December 31, 2022) filed by resellers seeking the declaration of nullity and termination of distribution contracts, in addition to indemnities for losses and damages.

b.3 Contingent liabilities for labor matters

The Company and its subsidiaries have contingent liabilities for labor matters in the amount of R$ 269,888 as of June 30, 2023 (R$ 255,334 as of December 31, 2022).

57

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

b.4 Action for damages

In March 2023, the Company by means of its subsidiary Ipiranga, as the assignor, entered into an agreement with a Receivables Investment Fund (“FIDC”) to assign 90% of its receivables from an action for damages (contingent asset), with an initial fixed amount of R$ 140,000 recorded. The first portion of R$ 60,000 was received on December 29, 2022, and the remaining portion of R$ 80,000 (recorded under Other receivables as of December 31, 2022) was received on March 31, 2023, and beared interest based on DI rate calculated up to the settlement date. The underlying agreement establishes that the assignment transaction between the assignor and the assignee is irrevocable, irreversible, and transfers all risks and rewards.

c. Lubricants operation between IPP and Chevron

In the lubricants' operation in Brazil between Chevron and subsidiary IPP (see Note 3.c to the interim financial information filed with CVM on February 20, 2019), it was agreed that each shareholder is responsible for any claims arising out of acts, facts or omissions that occurred prior to the transaction. The amounts of provisions of Chevron’s liability of R$ 17,413 (R$ 26,010 as of December 31, 2022) are reflected in the consolidation of this interim financial information. Additionally, in connection with the business combination, a provision in the amount of R$ 198,900 was recognized on December 1, 2017, related to contingent liabilities, with a balance of R$ 98,835 as of June 30, 2023 (R$ 100,548 as of December 31, 2022). The amounts of provisions of Chevron’s liability recognized in the business combination will be reimbursed to subsidiary Iconic in the event of losses and an indemnification asset was hereby constituted, without the need to establish a provision for uncollectible amounts.

The amount of the provision of Chevron’s liability of R$ 17,413 refers to: (i) R$ 14,418 ICMS assessments on sales for industrial purposes, in which the STF closed the judgment of the thesis unfavorably to taxpayers; (ii) R$ 2,733 labor claims; and (iii) R$ 262 civil, regulatory and environmental claims.

23 Subscription warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification were issued, corresponding to up to 6,411,244 shares of the Company. The subscription warrants could be exercised beginning 2020 by the former shareholders of Extrafarma and are adjusted according to the changes in the amounts of provisions for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. The subscription warrants – indemnification’s fair value is measured based on the share price of Ultrapar (UGPA3) and is reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends while they are not converted into shares.

On February 23, 2022, August 3, 2022 and February 15, 2023, the Company’s Board of Directors approved the issuance of 43,925, 21,472 and 31,211, respectively, common shares within the authorized capital limit provided by article 6 of the Bylaws, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company at the time of the merger of all Extrafarma shares into the Company, approved by the Extraordinary General Meeting (“EGM”) of the Company held on January 31, 2014.

As set out in the association agreement between the Company and Extrafarma of January 31, 2014 and due to the unfavorable decisions on some lawsuits with triggering events prior to January 31, 2014, 666,134 shares linked to the subscription warrants – indemnification were canceled and not issued. As of June 30, 2023, 3,348,648 shares remain retained linked to subscription warrants – indemnification, which will be issued or canceled depending on whether the final decisions on the lawsuits will be favorable or unfavorable, being the maximum number of shares that can be issued in the future, totaling R$ 63,256 (R$ 42,776 as of December 31, 2022).

58

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

24 Equity

a. Share capital

As of June 30, 2023, the subscribed and paid-up capital consists of 1,115,204,291 common shares with no par value (1,115,173,080 as of December 31, 2022), and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

On April 19, 2023 the Ordinary General Meeting approved the increase in the Company's capital in the total amount of R$ 1,450,000, without the issuance of new shares, through the incorporation into the share capital of part of the amounts recorded in the statutory reserve for investments, of R$ 567,424, and amounts recorded in the legal reserve, of R$ 882,576.

The price of the outstanding shares on B3 as of June 30, 2023 was R$ 18.89 (R$ 12.61 as of December 31, 2022).

As of June 30, 2023, there were 57,460,549 common shares outstanding abroad in the form of ADRs (58,895,761 shares as of December 31, 2022).

b. Equity instrument granted

The Company has a share-based incentive plan, which establishes the general terms and conditions for the concession of common shares issued by the Company held in treasury (see Note 8.c). As of June 30, 2023, the balance of treasury shares granted with right of use was 5,724,008 common shares (6,184,427 as of December 31, 2022).

c. Treasury shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Resolutions 2/20 and 77/22.

As of June 30, 2023, the balance was R$ 470,510 (R$ 479,674 as of December 31, 2022) and 20,020,516 common shares (19,974,556 as of December 31, 2022) were held unrestricted in the Company's treasury, acquired at an average cost of R$ 23.50.

06/30/2023
Balance of unrestricted shares held in treasury	20,020,516
Balance of treasury shares granted with right of use (see note 24.b)	5,724,008

Total balance of treasury shares as of June 30, 2023	25,744,524

59

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

d. Capital reserve

The capital reserve reflects the gain on the disposal of shares at market price for concession of usufruct to executives of the Company's subsidiaries, as mentioned in note No. 9.c. Because of the association with Extrafarma in 2014, the Company recognized an increase in the capital reserve in the amount of R$ 498,812, due to the difference between the value attributable to share capital and the market value of the Ultrapar shares on the date of issuance, less R$ 2,260 related to the costs for the issuance of these shares. Additionally, on February 23, 2022, August 3, 2022 and February 15, 2023, there was an increase in the reserve in the amounts of R$ 651, R$ 291 and R$ 411, respectively, due to the partial exercise of the subscription warrants – indemnification (see Note 23).

25 Net revenue from sales and services (Consolidated)

	06/30/2023	06/30/2022
Sales revenue:
Merchandise	61,128,894	70,433,609
Services rendered and others	789,112	597,158
Sales returns and discounts	(440,651)	(717,949)
Amortization of contract assets	(302,473)	(205,028)
Deferred revenue	2,450	314
	61,177,332	70,108,104
Taxes on sales	(1,033,039)	(1,725,436)
Net revenue	60,144,293	68,382,668

26 Costs and expenses by nature

The Company presents its costs and expenses by function in the consolidated statement of income and presents below its expenses by nature:

	Parent		Consolidated
	06/30/2023	06/30/2022	06/30/2023	06/30/2022
Raw materials and materials for use and consumption	‐	‐	(55,690,376)	(64,593,512)
Personnel expenses	(103,493)	(100,350)	(1,104,458)	(859,260)
Freight and storage	‐	‐	(728,303)	(618,275)
Decarbonization obligation (1)	‐	‐	(376,615)	(306,361)
Services provided by third parties	(35,099)	(42,885)	(305,428)	(218,591)
Depreciation and amortization	(5,092)	(909)	(402,484)	(359,056)
Amortization of right-of-use assets	(1,110)	(2,203)	(150,217)	(141,149)
Advertising and marketing	‐	‐	(78,525)	(39,781)
Extemporaneous tax credits	‐	‐	‐	34,247
Other expenses and income, net	(30,494)	(20,397)	(220,019)	5,608
SSC/Holding expenses	143,582	161,240	‐	‐
Total	(31,706)	(5,504)	(59,056,425)	(67,096,130)
Classified as:
Cost of products and services sold	‐	‐	(56,759,303)	(65,061,125)
Selling and marketing	‐	‐	(1,034,750)	(1,049,387)
General and administrative expenses	(31,544)	(4,258)	(923,166)	(746,420)
Other operating income (expenses), net	(162)	(1,246)	(339,206)	(239,198)
Total	(31,706)	(5,504)	(59,056,425)	(67,096,130)

(1) Refers to the obligation adopted by RenovaBio to meet decarbonization targets for the gas and oil sector. The amounts are presented in Other operating income (expenses), net.

60

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

27 Gain (loss) on disposal of property, plant and equipment and intangible assets (Consolidated)

The gain or loss is determined as the difference between the selling price and residual book value of the investment, property, plant and equipment, and intangible asset. For the period ended June 30, 2023, the result was a gain of R$ 92,556 (gain of R$ 80,656 as of June 30, 2022).

28 Financial result, net

	Parent		Consolidated
	06/30/2023	06/30/2022	06/30/2023	06/30/2022
Financial income:
Interest on financial investments	26,333	98,180	216,676	158,321
Interest from customers	‐	‐	56,074	69,399
Changes in subscription warrants (see Note 23)	‐	7,863	‐	7,863
Selic interest on PIS/COFINS credits	‐	‐	44,905	31,308
Update of provisions and other income	24,629	15,225	59,467	24,151

	50,962	121,268	377,122	291,042
Financial expenses:
Interest on loans	(43,954)	(98,749)	(657,631)	(722,733)
Interest on leases payable	(312)	(962)	(71,547)	(59,463)
Update of subscription warrants	(20,891)	‐	(20,891)	‐
Bank charges, financial transactions tax, and other taxes	(913)	(9,302)	(60,416)	(67,986)
Exchange variations, net of gain (loss) on hedging instruments	51	58,403	(51,295)	(342,465)
Update of provisions, net, and other expenses	(10,594)	‐	(43,659)	(21,878)

	(76,613)	(50,610)	(905,439)	(1,214,525)

Total	(25,651)	70,658	(528,317)	(923,483)

61

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

29 Earnings per share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a stock plan and subscription warrants, as mentioned in Notes 8.c and 23, respectively.

	04/01/2023 to 06/30/2023	01/01/2023 to 06/30/2023	04/01/2022 to 06/30/2022			01/01/2022 to 06/30/2022
	Total	Total	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
Basic earnings per share
Net income for the period of the Company	213,876	475,941	389,970	62,897	452,867	497,875	407,244	905,119
Weighted average number of shares outstanding (in thousands)	1,095,037	1,095,106	1,090,920	1,090,920	1,090,920	1,090,920	1,090,920	1,090,920
Basic earnings per share - R$	0.1953	0.4346	0.3575	0.0576	0.4151	0.4564	0.3733	0.8297
Diluted earnings per share
Net income for the period of the Company	213,876	475,941	389,970	62,897	452,867	497,875	407,244	905,119
Weighted average number of outstanding shares (in thousands), including dilution effects	1,104,110	1,104,379	1,096,839	1,096,839	1,096,839	1,096,839	1,096,839	1,096,839
Diluted earnings per share - R$	0.1937	0.4310	0.3555	0.0573	0.4129	0.4539	0.3713	0.8252
Weighted average number of shares (in thousands)
Weighted average number of shares for basic earnings per share	1,095,037	1,095,106			1,090,920			1,090,920
Dilution effect
Subscription warrants	3,349	3,350			3,472			3,472
Stock plan	5,724	5,923			2,447			2,447
Weighted average number of shares for diluted earnings per share	1,104,110	1,104,379			1,096,839			1,096,839

Earnings per share were adjusted retrospectively by the issuance of 2,534,632 common shares due to the partial exercise of the rights conferred by the subscription warrants disclosed in Note 23.

62

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

30 Segment information

The Company has three relevant business segments, working in energy and logistic infrastructure: Ipiranga, Ultragaz and Ultracargo. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers. The fuel distribution segment (Ipiranga) operates the distribution and sale of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants and related activities. The storage segment (Ultracargo) operates liquid bulk terminals. The segments shown in the interim financial information are strategic business units supplying different products and services. Intersegment sales are made considering the conditions negotiated between the parties.

a. Financial information related to segments

The main financial information of each of the continuing operations of the Company’s segments is as follows.

06/30/2023
Statement of income	Ipiranga	Ultragaz	Ultracargo	Others (1) (2)	Subtotal Segments	Eliminations	Total
Net revenue from sales and services	54,278,387	5,416,947	493,843	106,219	60,295,396	(151,103)	60,144,293
Transactions with third parties	54,222,955	5,416,167	400,215	104,956	60,144,293	‐	60,144,293
Intersegment transactions	55,432	780	93,628	1,263	151,103	(151,103)	‐
Cost of products and services sold	(52,273,185)	(4,359,260)	(179,295)	(88,148)	(56,899,888)	140,585	(56,759,303)
Gross profit	2,005,202	1,057,687	314,548	18,071	3,395,508	(10,518)	3,384,990
Operating income (expenses)
Selling and marketing	(724,437)	(303,949)	(6,208)	(156)	(1,034,750)	‐	(1,034,750)
General and administrative	(536,071)	(147,483)	(80,780)	(169,350)	(933,684)	10,518	(923,166)
Gain (loss) on disposal of property, plant and equipment and intangible assets	83,790	6,818	325	1,623	92,556	‐	92,556
Other operating income (expenses), net	(349,432)	8,223	1,012	991	(339,206)	‐	(339,206)
Operating income (loss)	479,052	621,296	228,897	(148,821)	1,180,424	‐	1,180,424
Share of profit (loss) of subsidiaries, joint ventures and associates	(3,780)	(14)	7,548	8,263	12,017	‐	12,017
Income (loss) before financial result and income and social contribution taxes	475,272	621,282	236,445	(140,558)	1,192,441	‐	1,192,441
Depreciation of PP&E and amortization of intangible assets	189,908	139,003	50,968	18,271	398,150	‐	398,150
Amortization of contractual assets with customers - exclusivity rights	301,804	670	‐	‐	302,474	‐	302,474
Amortization of right-of-use assets	104,739	28,267	15,963	1,248	150,217	‐	150,217
Total depreciation and amortization	596,451	167,940	66,931	19,519	850,841	‐	850,841

63

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

6/30/2022
Statement of income	Ipiranga	Ultragaz	Ultracargo	Others (1) (2)	Subtotal Segments	Eliminations	Total
Net revenue from sales and services	62,375,982	5,583,420	414,206	107,663	68,481,271	(98,603)	68,382,668
Transactions with third parties	62,374,740	5,581,782	319,655	106,491	68,382,668	‐	68,382,668
Intersegment transactions	1,242	1,638	94,551	1,172	98,603	(98,603)	‐
Cost of products and services sold	(60,021,319)	(4,873,777)	(171,399)	(91,455)	(65,157,950)	96,825	(65,061,125)
Gross profit	2,354,663	709,643	242,807	16,208	3,323,321	(1,778)	3,321,543
Selling and marketing	(772,259)	(267,947)	(6,689)	(2,492)	(1,049,387)	‐	(1,049,387)
General and administrative	(426,590)	(115,841)	(58,413)	(147,354)	(748,198)	1,778	(746,420)
Gain (loss) on disposal of property, plant and equipment and intangible assets	78,894	(816)	(192)	2,770	80,656	‐	80,656
Other operating income (expenses), net	(240,279)	4,584	(1,306)	(2,197)	(239,198)	‐	(239,198)
Operating income	994,429	329,623	176,207	(133,065)	1,367,194	‐	1,367,194
Share of profit (loss) of subsidiaries, joint ventures and associates	1,959	23	(835)	20,077	21,224	‐	21,224
Income (loss) before financial result and income and social contribution taxes	996,388	329,646	175,372	(112,988)	1,388,418	‐	1,388,418
Depreciation of PP&E and amortization of intangible assets	168,755	116,587	46,729	23,524	355,595	‐	355,595
Amortization of contractual assets with customers - exclusivity rights	204,305	723	‐	‐	205,028	‐	205,028
Amortization of right-of-use assets	90,069	27,194	21,399	2,487	141,149	‐	141,149
Total depreciation and amortization	463,129	144,504	68,128	26,011	701,772	‐	701,772

(1) Includes in the line “General and administrative and Revenue from sale of goods” the amount of R$ 69,962 in 2023 (R$ 79,516 in 2022) of expenses related to Ultrapar's holding structure.

(2) The “Others” column consists of financial income and expenses, income and social contribution taxes of the segments, the parent company Ultrapar and subsidiaries Abastece aí, Millenium, Serma, Imaven Imóveis Ltda. (“Imaven”), Ultrapar International, UVC Investimentos, UVC - Fundo de investimento and share of profit (loss) of joint venture RPR. In 2022 the Company ceased to present Abastece Aí as a separate segment, including its balance in the “Others” column.

06/30/2023
Main indicators - Cash flows	Ipiranga	Ultragaz	Ultracargo	Others (3)	Subtotal Segments	Eliminations	Total
Acquisition of property, plant and equipment	133,188	188,855	32,573	3,448	358,064	‐	358,064
Capitalized interest and other items included in property, plant and equipment and provision for ARO	22,238	‐	‐	‐	22,238	‐	22,238
Acquisition of intangible assets	62,214	18,885	‐	17,318	98,417	‐	98,417
Payments of contractual assets with customers - exclusivity rights	273,378	‐	‐	‐	273,378	‐	273,378
Decarbonization credits (note 15)	379,205	‐	‐	-	379,205	‐	379,205

06/30/2022
Main indicators - Cash flows	Ipiranga	Ultragaz	Ultracargo	Others (3)	Subtotal Segments	Eliminations	Total
Acquisition of property, plant and equipment	191,504	146,558	47,106	2,759	387,927	‐	387,927
Capitalized interest and other items included in property, plant and equipment and provision for ARO	11,098	‐	‐	‐	11,098	‐	11,098
Acquisition of intangible assets	60,347	12,393	2,773	15,883	91,396	‐	91,396
Payments of contractual assets with customers - exclusivity rights	310,972	‐	‐	‐	310,972	‐	310,972
Decarbonization credits (note 15)	449,270	‐	‐	‐	449,270	‐	449,270

64

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

06/30/2023
Assets	Ipiranga	Ultragaz	Ultracargo	Others (3)	Subtotal Segments	Total
Total assets (excluding intersegment transactions)	21,875,504	4,424,214	2,981,657	4,997,110	34,278,485	34,278,485

12/31/2022
Assets	Ipiranga	Ultragaz	Ultracargo	Others (3)	Subtotal Segments	Total
Total assets (excluding intersegment transactions)	23,342,826	4,281,857	3,045,407	5,770,913	36,441,003	36,441,003

(3) The “Others” column comprises the parent company Ultrapar (including goodwill from certain acquisitions) and the subsidiaries Abastece Aí, Millenium, Serma, Imaven, Ultrapar International, UVC Investimentos and UVC - Fundo de investimento.

b. Geographic area information

The subsidiaries generate revenue from operations in Brazil, as well as from exports of products and services to foreign customers, as disclosed below:

	06/30/2023	06/30/2022
Net revenue from sales and services:
Brazil	59,600,618	68,318,158
Europe	128,300	5,021
United States of America and Canada	370,763	20,076
Other Latin American countries	38,317	35,447
Others	6,295	3,966
Total	60,144,293	68,382,668

31 Risks and financial instruments (Consolidated)

a. Risk management and financial instruments - governance

The main risks to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as commodities prices, exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company has a policy for the management of resources, financial instruments, and risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are market risks (currencies, interest rates and commodities), liquidity and credit. The governance of the management of financial risks follows the segregation of duties below.

The execution of the Policy is made by corporate financial board, through its treasury department, with the assistance of the controllership, lax and legal departments.

The monitoring of compliance of the Policy and possible issues is the responsibility of the Financial Risk Committee (“Committee”), which is composed of the CFO, Administration and Control Director and other directors to be designated by the CFO, who meet quarterly. The monthly monitoring of Policy standards is responsibility of the CFO.

65

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

The approval of the Policy and the periodic assessment of Company exposure to financial risks are subject to the approval of the Company’s Board of Directors.

The Audit and Risk Committee (“CAR”) advises the Board of Directors in the assessment of controls, management and exposure of financial risks and revision of the Policy. The Risk, Integrity and Audit Board monitors compliance of the Policy and reports any non-compliance with the Policy to the Board of Directors.

b. Currency risk

Most transactions of the Company, through its subsidiaries, are located in Brazil and therefore, the reference currency for risk management is the Brazilian Real (Company’s functional currency). Currency risk management is guided by neutrality of currency exposures and considers the risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the changes in assets and liabilities in foreign currency.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts, and disbursements in foreign currency and net investments in foreign operations. Hedge is used in order to reduce the effects of exchange rates on the Company´s income and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedge hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts, and disbursements in foreign currencies to which they are related.

Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais:

b.1 Assets and liabilities in foreign currencies

	06/30/2023	12/31/2022
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	68,938	311,017
Foreign trade receivables, net of allowance for expected credit losses	26,809	6,131
Other receivables	692,069	727,057
Other assets of foreign subsidiaries	140,963	280,738
	928,779	1,324,943

Liabilities in foreign currency
Financing in foreign currency, gross of transaction costs and discount	(5,826,226)	(5,213,100)
Payables arising from imports	(603,674)	(1,939,984)
	(6,429,900)	(7,153,084)

Balance (gross) of foreign currency hedging instruments	5,053,849	5,274,302
Net liability position - total	(447,272)	(553,839)

Net (liability) asset position - effect on statement of income	(409,965)	(553,839)
Net liability position - effect on equity	(37,307)	‐

b.2 Sensitivity analysis of assets and liabilities in foreign currency

For the base scenario, the average U.S. dollar rate of R$ 4.9151 (*) was used, based on future market curves as of June 30, 2023 on the net position of the Company exposed to the currency risk, simulating the effects of appreciation and devaluation of the Real in the income statement. As of June 30, 2023 the closing rate considered was R$ 4.8192.

66

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

The table below shows the effects of the exchange rate changes on the net liability position of R$ 507,030 in foreign currency as of June 30, 2023:

	Risk	Probable Scenario
Effect on statement of income	Real devaluation	(8,158)
Effect on equity	Real devaluation	(742)
	Net effect	(8,900)

Effect on statement of income	Real appreciation	8,158
Effect on equity	Real appreciation	(742)
	Net effect	8,900

(*) Average US dollar on June 30, 2023, according to benchmark rates as published by B3.

c. Interest rate risk

The Company and its subsidiaries adopt policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the DI, as set forth in Note 4. Fundraising primarily relates to debentures and borrowings in foreign currency, as disclosed in Note 16.

The Company seeks to maintain most of its financial assets and liabilities at floating rates.

c.1 Assets and liabilities exposed to floating interest rates

The financial assets and liabilities exposed to floating interest rates are demonstrated below:

	Note	06/30/2023	12/31/2022
DI
Cash equivalents	4.a	5,223,553	5,204,766
Financial investments	4.b	93,476	406,683
Loans and debentures	17	(1,667,042)	(2,460,698)
Liability position of foreign exchange hedging instruments - DI	31.g	(5,110,005)	(2,651,609)
Liability position of fixed interest instruments + IPCA - DI	31.g	(3,533,195)	(3,416,868)
Net liability position in DI		(4,993,213)	(2,917,726)
TLP
Loans – TLP	17	(1,604)	‐
Net liability position in TLP		(1,604)	‐
Total net liability position exposed to floating interest		(4,994,817)	(2,917,726)

c.2 Sensitivity analysis of floating interest rate risk

For the sensitivity analysis of floating rate risks on June 30, 2023, the Company used the market curves of the benchmark indexes (DI and TJLP) as a base scenario.

The tables below show the incremental expenses and income that would be recognized in finance income, if the market curves of floating interest at the base date were applied to the average balances of the current year, due to the effect of floating interest rate.

		06/30/2023
Exposure to floating interest	Risk	Probable Scenario
Effect on interest of cash equivalents and financial investments	Decrease in DI (i)	(287)
Effect on interest of debt in DI	Decrease in DI (i)	7,081
Effect on income of short positions in DI of debt hedging instruments	Decrease in DI (i)	50,009
Incremental revenues/(expenses)		56,803

(i) The annual base rate used was 13.65% and the sensitivity rate was 11.72% according to reference rates made available by B3, proportional to the 6 month period to sensivity analysis.

67

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

d. Credit risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and bank deposits, financial investments, hedging instruments (see Note 4), and trade receivables (see Note 5).

d.1 Credit risk from financial institutions

Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit analysis of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volume of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by each institution and, therefore, require diversification of counterparties.

d.2 Government credit risk

The Company's policy allows investments in government securities from countries classified as investment grade AAA or aaa by specialized credit rating agencies (S&P, Moody’s and Fitch) and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

The credit risk of financial institutions and governments related to cash, cash equivalents, financial investments and hedging instruments based on polls as of June 30, 2023 is summarized below:

	Fair value
Counterparty credit rating	06/30/2023	12/31/2022
AAA	5,832,205	5,720,996
AA	332,235	809,583
A	2,584	3,457
Others (*)	49,377	50,926
Total	6,216,401	6,584,962

(*) Refers substantially to investments in minority interest, which are classified in long term investments.

d.3 Customer credit risk

The credit policy establishes the analysis of the profile of each new customer, individually, regarding their financial condition. The credit analysis carried out by the Company’s subsidiaries includes the evaluation of external ratings, when available, interim financial information, credit bureau information, industry information and, when necessary, bank references. Credit limits are established for each customer and reviewed periodically, in a shorter period the greater the risk, depending on the approval of the responsible area in cases of sales that exceed these limits.

In monitoring credit risk, customers are grouped according to their credit characteristics and depending on the business the grouping takes into account, for example, whether they are individual or corporate customers, whether they are wholesalers, resellers or final customers, considering also the geographic area.

The expected credit losses are calculated by the expected loss approach based on the probability of default rates. Loss rates are calculated on the basis of the average probability of a receivable amount to advance through successive stages of default until full write-off. The probability of default calculation takes into account a credit risk score for each exposure, based on data considered to be capable of foreseeing the risk of loss, with addition of the credit assessment based on experience.

Such credit risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. No single customer or group accounts for more than 10% of total revenue.

68

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

The Company’s subsidiaries request guarantees related to trade receivables and other receivables in specific situations to customers. The Company’s subsidiaries maintained the following allowances for expected credit losses from its trade receivables and reseller financing:

	06/30/2023	12/31/2022
Ipiranga	389,390	373,514
Ultragaz	132,133	120,076
Ultracargo	2,411	2,450
Total	523,934	496,040

The table below presents information on credit risk exposure, resulting from balances of trade receivables and reseller financing:

	06/30/2023			12/31/2022
	Weighted average rate of losses	Accounting balance	Allowance for expected credit losses	Weighted average rate of losses	Accounting balance	Allowance for expected credit losses
Current	0.6%	3,588,987	20,953	0.5%	4,756,388	22,752
Less than 30 days	8.4%	39,033	3,293	7.5%	29,817	2,230
31-60 days	13.3%	32,632	4,325	11.1%	22,633	2,516
61-90 days	8.9%	34,730	3,093	26.5%	32,522	8,617
91-180 days	32.1%	60,463	19,386	34.4%	58,529	20,159
More than 180 days	51.2%	923,716	472,884	50.7%	868,072	439,766
		4,679,561	523,934		5,767,961	496,040

The information on allowance for expected credit losses balances by geographic area is as follows:

	06/30/2023	12/31/2022
Brazil	523,922	495,929
United States of America and Canada	‐	61
Other Latin American countries	‐	31
Europe	9	5
Others	3	14
	523,934	496,040

For further information on the allowance for expected credit losses, see Notes 5.a and 5.b.

d.4 Price risk

The Company and its subsidiaries are exposed to commodity price risk, due to the fluctuation in prices for diesel and gasoline, among others. These products are traded on the stock exchange and are subjected to the impacts of macroeconomic and geopolitical factors outside the control of the Company and its subsidiaries.

To mitigate the risk of the fluctuation of diesel and gasoline prices, the Company and its subsidiaries permanently monitor the market, seeking the protection of price movements through hedge transactions for imports, using contracts of derivative for heating oil (diesel) and RBOB (gasoline) traded on the stock exchange.

The table below shows the sensitivity analysis and positions of derivative financial instruments to hedge commodity price risk as of June 30, 2023 and December 31, 2022:

Derivative	Contract			Notional amount (m3)		Notional amount (USD thousand)		Fair value (R$ thousand)		Possible scenario (∆ of 10% - R$ thousand)
	Position	Product	Maturity	06/30/2023	12/31/2022	06/30/2023	12/31/2022	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Term	Sold	Heating Oil	Nov-23	202,868	158,828	128,104	150,498	(12,550)	(52,214)	(67,908)	(124,293)
Term	Sold	RBOB	Sep-23	37,521	52,466	23,757	31,382	(3,764)	(15,481)	(15,044)	(33,404)
								(16,314)	(67,695)	(82,952)	(157,697)

69

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

e. Liquidity risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents, and financial investments, (ii) cash generated from operations and (iii) financing. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt, and payment of dividends.

The Company and its subsidiaries have sufficient working capital and sources of financing to meet their current needs. The gross indebtedness due over the next twelve months, including estimated interest on loans, totaled R$ 2,829,150 (for quantitative information, see Note 16). As of June 30, 2023, the Company and its subsidiaries had R$ 5,715,495 in cash, cash equivalents, and short-term investments (for quantitative information, see Note 4).

The table below presents a summary of financial liabilities and leases payable as of June 30, 2023 by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash flows, and, therefore, these amounts may be different from the amounts disclosed in the statement of financial position.

	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Loans, including future contractual interest (1) (2)	14,686,848	2,829,150	3,728,749	4,017,451	4,111,498
Derivative financial instruments (3)	3,809,253	2,397,597	647,758	609,305	154,593
Trade payables	3,949,858	3,949,858	‐	‐	‐
Leases payable	2,381,283	403,040	565,376	359,325	1,053,542
Financial liabilities of customers	464,100	14,510	218,579	231,011	‐
Contingent consideration	89,640	‐	‐	89,640	‐

(1) The interest on loans was estimated based on the US dollar futures contracts, Yen futures contracts, Euro futures contracts and on the future yield curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 as of June 30, 2023.

(2) Includes estimated interest on short-term and long-term loans until the contractually foreseen payment date.

(3) The derivative financial instruments were estimated based on the US dollar futures contracts and the future yield curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 as of June 30, 2023. In the table above, only the hedging instruments with negative results at the time of settlement were considered.

f. Capital management

The Company manages its capital structure based on indicators and benchmarks to ensure business continuity while maximizing return to shareholders by optimizing its debt and capital structure.

Capital structure is comprised of net debt (loans and financing, including debentures, according to note 16 and leases payable according to Note 13.b, after deduction of cash, cash equivalents and financial investments, according to note 4) and equity. The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

Annually, the Company and its subsidiaries revise their capital structure, evaluating the cost of capital and the risks associated with each class of capital including the leverage ratio analysis, which is determined as the ratio between net debt and equity.

The leverage ratio for the end of the period is as follows:

	Consolidated
	06/30/2023	12/31/2022
Debt	14,222,985	13,274,130
Cash, cash equivalents, and short-term investments	6,216,401	6,584,962
Net debt	8,006,584	6,689,168
Equity	12,606,661	12,174,968
Net debt-to-equity ratio	63.51%	54.94%

70

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

g. Selection and use of financial instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and a review is conducted of any documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

The table below summarizes the gross balance of the position of hedging instruments contracted as well as of the gains (losses) that affect the equity and the statement of income of the Company and its subsidiaries:

Derivatives designated as hedge accounting

Product	Hedged object	Contracted rates		Maturity	Note	Notional amount [1]	Fair value		Gains (losses) 06/30/2023
		Assets	Liabilities			June 30, 2023	Assets	Liabilities	Results	Equity
Foreign exchange swap	Financing	USD + 0.00%	53.60% of DI	Oct-26	31.h.2	USD 234,000	‐	(140,483)	(111,700)	(37,307)
Foreign exchange swap	Financing	EUR + 5.13%	108.37% of DI	Sept-25	31.h.1	USD 331,067	58,291	(149,942)	(227,045)	‐
Foreign exchange swap	Financing	EUR + 5.12%	111.93% of DI	Jan-24	31.h.1	EUR 22,480	‐	(18,781)	(19,556)	‐
Foreign exchange swap	Financing	JPY + 1.50%	109.40% of DI	Mar-25	31.h.1	JPY 12,564,393	‐	(100,195)	(110,176)	‐
Interest rate swap	Financing	IPCA + 5.03%	102.87% of DI	Jun-32	31.h.1	BRL 3,226,054	425,530	‐	209,630	‐
Interest rate swap	Financing	9.03%	102.74% of DI	Jun-27	31.h.1	BRL 198,791	2,620	(5,583)	3,523	‐
Term	Firm commitments	BRL	Heating Oil/ RBOB	Aug-23	31.h.1	USD 61,362	3,485	(20,122)	39,682	‐
NDF	Firm commitments	BRL	USD	Oct-23	31.h.1	USD 89,206	658	(1,989)	27,670	‐
							490,584	(437,095)	(187,972)	(37,307)

	Hedged object	Contracted rates		Maturity	Note	Notional amount [1]	Fair value		Gains (losses) 06/30/2022
		Assets	Liabilities			06/30/2022	Assets	Liabilities	Results	Equity
Foreign exchange swap	Financing	USD + 4.65%	104.85% of DI	Sept-23	31.h.1	USD 125,000	116,534	‐	(83,502)	‐
Foreign exchange swap	Financing	USD + LIBOR-3M + 1.14%	105.00% of DI	Jun-22	31.h.1	-	‐	‐	(21,566)	‐
Interest rate swap	Financing	IPCA + 5.03%	102.87% of DI	Jun-32	31.h.1	BRL 3,226,054	184,185	(38,418)	10,501	‐
Term	Financing	USD + 6.47%	99.94% of DI	Nov-24	31.h.1	BRL 90,000	‐	(11,549)	(4,124)	‐
NDF	Firm commitments	BRL	Heating Oil/ RBOB	Jul-22	31.h.1	USD 162,296	79,947	‐	(863,681)	‐
NDF	Firm commitments	BRL	USD	Aug-22	31.h.1	USD 187,033	982	(8,983)	56,610	‐
							381,649	(58,950)	(905,763)	‐

71

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

Derivatives not designated as hedge accounting

Product	Hedged object	Contracted rates		Maturity	Notional amount [1]	Fair value		Gains (losses) 06/30/2023
		Assets	Liabilities		June 30, 2023	Assets	Liabilities	Results	Equity
Foreign exchange swap	Financing	USD + 0.00%	52.99% of CDI	Jun-29	USD 375,000	139,666	(56,615)	(196,218)	‐
NDF	Firm commitments	USD	BRL	Oct-23	USD 1,199,521	75,995	(246,881)	(102,876)	‐
Term	Firm commitments	BRL	Heating Oil/ RBOB	Nov-23	USD 6,426	773	(450)	3,171	‐
Interest rate swap	Financing	USD + 5.25%	1.36% of CDI	Jun-29	USD 300,000	‐	(239,859)	15,863	‐
						216,434	(543,805)	(280,060)	‐

Product	Hedged object	Contracted rates		Maturity	Notional amount [1]	Fair value		Gains (losses) 06/30/2022
		Assets	Liabilities		06/30/2022	Assets	Liabilities	Results	Equity
Foreign exchange swap	Financing	0.00%	52.5% of CDI	Jun-29	USD 300,000	282,199	‐	15,337	‐
NDF	Firm commitments	USD	BRL	Jul-23	USD 1,252,227	128,057	(224,599)	(376,338)	‐
Interest rate swap	Financing	USD + 5.25%	CDI 1.36%	Jun-29	USD 300,000	‐	(300,784)	(207,392)	‐
						410,255	(525,384)	(568,393)	-

1 Currency as indicated.

2 Amounts, net of income tax.

h. Hedge accounting

The Company and its subsidiaries use derivative and non-derivative financial instruments for hedging purposes and test, throughout the duration of the hedge, their effectiveness, as well as the changes in their fair value.

In 2023, the Company and its subsidiaries adopted IFRS 9 for hedge accounting and did not identify any impact on its interim financial information. The Company and its subsidiaries will discontinue hedge accounting if the hedging instrument is terminated and if the hedged item ceases to exist or the hedge ceases to qualify for hedge accounting due to the absence of an economic relationship between the hedged item and the hedging instrument. The voluntary removal of designation is not permitted.

h.1 Fair value hedge

The Company and its subsidiaries designate as fair value hedges certain financial instruments used to offset the variations in interest and exchange rates, which are based on the market value of financing contracted in Brazilian Reais and U.S. dollars.

72

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

The foreign exchange hedging instruments designated as fair value hedge are:

In thousands, except the DI %	06/30/2023	06/30/2022
Notional amount – US$	331,067	125,000
Result of hedging instruments - gain/(loss) - R$	(227,045)	(105,069)
Fair value adjustment of debt - R$	32,064	22,272
Financial result of the debt - R$	188,506	44,817
Average effective cost - DI %	108	105

Notional amount – EUR	22,480	‐
Result of hedging instruments - gain/(loss) - R$	(19,556)	‐
Fair value adjustment of debt - R$	(74)	‐
Financial result of the debt - R$	7,953	‐
Average effective cost - DI %	112	‐

Notional amount – JPY	12,564,393	‐
Result of hedging instruments - gain/(loss) - R$	(110,176)	‐
Fair value adjustment of debt - R$	(4,913)	‐
Financial result of the debt - R$	77,817	‐
Average effective cost - DI %	109	‐

The interest rate hedging instruments designated as fair value hedge are:

In thousands, except the DI %	06/30/2023	06/30/2022
Notional amount – R$	3,226,054	3,226,054
Result of hedging instruments - gain/(loss) - R$	209,630	10,501
Fair value adjustment of debt - R$	(196,548)	(604)
Financial result of the debt - R$	(220,319)	(198,317)
Average effective cost - DI %	102.9	102.9

In thousands, except the DI %	06/30/2023	06/30/2022
Notional amount – R$	198,791	90,000
Result of hedging instruments - gain/(loss) - R$	3,523	(4,124)
Fair value adjustment of debt - R$	(5,408)	1,630
Financial result of the debt - R$	(1,699)	1,257
Average effective cost - DI %	102.7	99.9

The foreign exchange hedging instruments and commodities designated as fair value hedge are as described below and are concentrated in subsidiary IPP. The purpose of this relationship is to transform the cost of the imported product from fixed to variable until fuel blending, as occurs with the price adopted in its sales. IPP carries out these operations with over-the-counter derivatives that are designated in a hedge accounting relationship, as a fair value hedge in an amount equivalent to the inventories of imported product.

In thousands	06/30/2023	06/30/2022
Notional amount – US$	147,896	349,329
Result of hedging instruments - gain/(loss) - R$	22,078	(807,070)
Notional amount – US$	24,223	48,898

For further information, see Note 16.

73

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

h.2              Cash flow hedge

The Company and its subsidiaries designate as cash flow hedge, derivative instruments for protection against variations arising from exchange rate changes and for protection of notes in the foreign market.

As of June 30, 2023, the derivative instruments for exchange rate protection designated as cash flow hedges, referring to notes in the foreign market, totaled US$ 234,000 (0 as of December 31, 2022), an unrealized loss of R$ 24,623 as of June 30, 2023 was recognized in “Other comprehensive income” (0 as of December 31, 2022), net of deferred income and social contribution losses.

i. Classes and categories of financial instruments and their fair values

The fair values and the carrying amounts of the financial instruments, including foreign exchange and interest rate hedging instruments, are stated below:

		Carrying value			Fair value
06/30/2023	Note	Measured at fair value through profit or loss	Measured at fair value through other comprehensive income	Measured at amortized cost	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents
Cash and banks	4.a	‐	‐	91,264	-	‐	‐
Fixed-income securities in local currency	4a	‐	‐	5,223,553	-	‐	‐
Fixed-income securities in foreign currency	4.a	‐	‐	63,252	-	‐	‐
Financial investments
Fixed-income securities and funds in local currency	4.b	‐	‐	93,476	-	‐	‐
Foreign exchange, interest rate and commodity hedging instruments	4.b	744,857	‐	‐	-	744,857	‐
Trade receivables	5.a	‐	‐	3,508,576	-	‐	‐
Reseller financing	5.b	‐	‐	1,170,985	-	‐	‐
Trade receivables - sale of subsidiaries	5.c	‐	‐	1,083,310	-	‐	‐
Other receivables		‐	‐	170,840	-	‐	‐
Total		744,857	‐	11,405,256	-	744,857	‐
Financial liabilities:
Financing	16.a	2,332,863	‐	4,194,130	-	2,332,863	‐
Debentures	16.a	4,237,014	‐	947,074	-	4,237,014	‐
Foreign exchange, interest rate and commodity hedging instruments	16.a	840,417	140,483	-	-	980,900	‐
Trade payables	17.a	‐	‐	2,481,385	-	‐	‐
Trade payables - reverse factoring	17.b	‐	‐	1,468,473	-	‐	‐
Subscription warrants – indemnification (1)	23	63,256	‐	‐	-	63,256	‐
Financial liabilities of customers		-	‐	387,710	-	‐	‐
Contingent consideration	33.a	89,640	‐	‐	-	‐	89,640
Total		7,563,190	140,483	9,478,772	-	7,614,033	89,640

74

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

		Carrying value			Fair value
December 31, 2022	Note	Measured at fair value through profit or loss	Measured at fair value through other comprehensive income	Measured at amortized cost	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents
Cash and banks	4.a	‐	‐	111,797	-	‐	‐
Fixed-income securities in local currency	4.a	‐	‐	5,204,766	-	‐	‐
Fixed-income securities in foreign currency	4.a	‐	‐	305,206	-	‐	‐
Financial investments
Fixed-income securities and funds in local currency	4.b	406,683	‐	‐	-	406,683	‐
Foreign exchange, interest rate and commodity hedging instruments	4.b	556,510	‐	‐	-	556,510	‐
Trade receivables	5.a	‐	‐	4,533,327	-	‐	‐
Reseller financing	5.b	‐	‐	1,234,634	-	‐	‐
Trade receivables - sale of subsidiaries	5.c	‐	‐	1,096,565	-	‐	‐
Other receivables		‐	‐	235,586	-	‐	‐
Total		963,193	‐	12,721,881	-	963,193	‐
Financial liabilities:
Financing	16.a	1,216,341	‐	3,973,816	-	1,216,341	‐
Debentures	16.a	3,575,195	‐	2,460,698	-	5,949,028	‐
Foreign exchange, interest rate and commodity hedging instruments	16.a	524,312	‐	-	-	524,312	‐
Trade payables	17.a	‐	‐	4,710,952	-	‐	‐
Trade payables - reverse factoring	17.b	‐	‐	2,666,894	-	‐	‐
Subscription warrants – indemnification (1)	23	42,776	‐	-	-	42,776	‐
Financial liabilities of customers		450,586	‐	‐	450,586	‐	‐
Contingent consideration	33.a	89,640	‐	‐	-	‐	89,640
Total		5,898,850	‐	13,812,360	450,586	7,732,457	89,640

The fair value of financial instruments, including foreign exchange and interest hedging instruments, was determined as described below:

  The fair value of cash and banks are identical to their carrying values.

Financial investments in investment funds are valued at the fund unit value as of the date of the interim financial information, which corresponds to their fair value.

  Financial investments in CDBs (Bank Certificates of Deposit) and similar instruments offer daily liquidity through repurchase at the “yield curve” and the Company calculates their fair value through methodologies commonly used for mark to market.

The fair values of trade receivables, reseller financing, trade receivables – sale of subsidiaries, other receivables, trade payables and trade payables – reverse factoring approximate their carrying amounts and the Company calculates their fair value through methodologies commonly used in the market.

  The balances of subscription warrants - indemnification were measured based on the share price of Ultrapar (UGPA3) as of the interim financial information date and are adjusted to the Company’s dividend yield, since the exercise is only possible from 2020 onwards and they are not entitled to dividends. The number of shares of subscription warrants – indemnification was also adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014 (see Note 23).
  The fair value calculation of notes in the foreign market of Ultrapar International is based on the quoted price in an active market (see Note 16).

75

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

The fair value of other financial investments, hedging instruments, financing and leases payable was determined using calculation methodologies commonly used for mark-to-market reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of the date of the interim financial information. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessarily indicate the amounts that may be realizable.

Financial instruments were classified as financial assets or liabilities measured at amortized cost, except for (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, financial investments classified as measured at fair value through profit or loss and financial investments that are classified as measured at fair value through other comprehensive income (see Note 4.b), (ii) loans and financing measured at fair value through profit or loss (see Note 16), (iii) guarantees to customers that have vendor arrangements (see Note 16), which are measured at fair value through profit or loss, and (iv) subscription warrants – indemnification, which are measured at fair value through profit or loss (see Note 23). Cash, banks, trade receivables and reseller financing are classified as financial assets measured at amortized cost. Trade payables and other payables are classified as financial liabilities measured at amortized cost.

The financial instruments are classified in the following categories:

(a) Level 1 – prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b) Level 2 – inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

(c) Level 3 - inputs for assets or liabilities that are not based on observable market variables (unobservable inputs).

32 Commitments (Consolidated)

a. Contracts

Subsidiary Ultracargo Logística has agreements with CODEBA, with Complexo Industrial Portuário Governador Eraldo Gueiros and with Empresa Maranhense de Administração Portuária, in connection with its port facilities in Aratu, Suape and Itaqui, respectively. Such agreements establish a minimum cargo movement, as shown below:

Port	Minimum movement per year	Maturity
Aratu (*)	900,000 ton.	2022
Suape	250,000 ton.	2027
Suape	400,000 ton.	2029
Aratu	465,403 ton.	2031
Itaqui	1,468,105 m3	2049

(*) Contract in the process of being renewed with the appropriate body, being judicialized by favorable decision, until the public entity completes the analysis so that the new amendment is signed.

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of June 30, 2023, these rates were R$ 9.22 and R$ 3.05 per ton for Aratu and Suape, respectively, and R$ 0.94 per m³ for Itaqui. According to contractual conditions and tolerances, as of June 30, 2023, there were no material pending issues regarding the minimum limits of the contract.

76

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

33 Business combinations

a. Stella GD Intermediação de Geração Distribuída de Energia Ltda

On October 1, 2022, by means of subsidiary Ultragaz Comercial Ltda., the Company acquired all shares of Stella GD Intermediação de Geração Distribuída de Energia Ltda. (“Stella”). The transaction qualifies as a business combination as defined in IFRS 3 (CPC 15 (R1)) – Business Combinations. This acquisition marks Ultragaz's entry into the electricity segment, in line with its strategy of expanding its offering of energy solutions to its customers, leveraging on its capillarity, commercial strength, the Ultragas brand and is extensive base of industrial and residential customers.

Founded in 2019, Stella is a technology platform that connects renewable electric power generators and customers, in form of Distributed Generation. The company has a footprint in 12 States, has more than 11 thousand active customers and offered power of approximately 75 MWp (Mega-Watt peak).

The total amount paid for the company was R$ 63,000, with an initial payment of R$ 7,560. The remaining amount of the acquisition will be settled in 2027, subject to adjustments relating to Stella’s performance achievement conditions (“contingent consideration” or “earnout”).

The Company, based on applicable accounting standards, is determining the statement of financial position as of the acquisition date, the fair value of assets and liabilities and, consequently, goodwill. The purchase price allocation (“PPA”) will be completed in 2023.

The Company, supported by an independent appraisal firm, estimated the provisional amounts for the purchase price allocation and determined the provisional goodwill in the amount of R$ 99,679, based on the amount already paid on the transaction date, and the estimated fair value relating to the future payment of earnout.

The earnout is determined based on contractual goals set for revenue and the accounting net cash flow to be achieved in the year ending December 31, 2026. The Company estimated the fair value of this achievement based on the discounted cash flow method and projections of earnings as estimated by Management.

The table below summarizes the provisional balances of assets acquired and liabilities assumed on the acquisition date recognized at fair value, subject to adjustment for purchase price allocation and goodwill determination:

Assets
Cash and cash equivalents	1,586
Receivables	17
Other receivables	119
Property, plant and equipment	515
Intangible assets	902

Liabilities
Trade payables	14
Salaries and related charges	217
Taxes payable	9
Other payables	5,378
Goodwill based on expected future profitability	99,679

Acquisition value	97,200

Comprised by
Cash	7,560
Contingent consideration to be settled in cash	89,640
Total consideration	97,200

Net cash outflow resulting from acquisition
Consideration in cash	7,560
Cash and cash equivalents acquired	(1,586)
Total	5,974

77

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

The contribution of the acquired company's results to the Company's results if the business combination had occurred on January 1, 2022 is not considered relevant, as well as the contribution to the Company's results since then.

Earnout sensitivity analysis

The following table shows information on how the fair value of the contingent consideration was determined considering the basic assumptions used to define earnout. The sensitivity analyses as of June 30, 2023, as shown below, were determined based on possible changes of assumptions, keeping all other assumptions constant.

Goals	Changes in goals	Increase in liability in R$	Changes in goals	Decrease in liabilities in R$
Accounting net cash flow and net revenue	increase by 25.0 p.p.	33,146	decrease by 25.0 p.p.	26,940

b. NEOgás do Brasil Gas Natural Comprimido S.A.

On February 1, 2023, through its subsidiary Companhia Ultragaz S.A., the Company acquired all the shares of NEOgás do Brasil Gás Natural Comprimido S.A. (“NEOgás”), qualifying the transaction as a business combination as defined in IFRS 3 (CPC 15 (R1)) – Business Combinations. The acquisition marks Ultragaz's entry into the compressed natural gas distribution segment and, in addition, NEOgás is an ideal platform to provide biomethane distribution opportunities. This transaction reinforces Ultragaz's strategy of expanding the offering of energy solutions to its industrial customers, using its capillarity, commercial strength and brand.

NEOgás, established in 2000, was a pioneer in the transportation of compressed natural gas (CNG) in Brazil. It is currently the market leader, operating in the industrial, vehicle and structuring projects segments in partnership with natural gas distributors. NEOgás, which distributed more than 100 million m³ in 2021, has 6 compression bases in the South and Southeast regions and 149 semi-trailers for CNG distribution.

The total amount of the operation is R$ 165,000 subject to the usual working capital and net debt adjustments. The purchase price comprises the difference between the transaction amount, estimated working capital and net debt adjustments and the primary contribution, made on February 1, 2023, in the amount of R$ 85,290. The initial payment for the operation was made on February 1, 2023 in the amount of R$ 64,263, and the remaining amount of the operation will be settled after compliance with the contractual clauses and was recorded under “Other payables” in the amount of R$ 28,096 to be settled up to 2029. The Company, based on applicable accounting standards and supported by an independent appraisal firm, is determining the statement of financial position as at the acquisition date, the fair value of assets and liabilities and, consequently, goodwill. The provisional goodwill determined is R$ 12,973. The purchase price allocation (“PPA”) will be completed in 2023.

The table below summarizes the provisional balances of assets acquired and liabilities assumed on the acquisition date, subject to adjustment for purchase price allocation and goodwill determination:

78

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

Assets
Cash and cash equivalents	16,807
Receivables	14,999
Inventories	6,626
Recoverable taxes	5,384
Judicial deposits	131
Other receivables	707

Right-of-use assets, net	5,117
Property, plant and equipment, net	88,323
Intangible assets, net	63,769

Liabilities
Borrowings	93,991
Trade payables	17,600
Salaries and related charges	2,341
Taxes payable	860
Provision for tax, civil and labor risks	1,247
Leases payable	5,191
Other payables	3,884

Goodwill based on expected future profitability	12,973

Acquisition value	89,722

Comprised by
Cash	68,935
Contingent consideration to be settled	20,787
Total consideration	89,722

Net cash outflow resulting from acquisition
Initial consideration in cash	64,263
Subsequently consideration in cash	4,672
Cash and cash equivalents acquired	(16,807)
Total	52,128

The break down of the acquisition value, considering the working capital and net debt adjustments and primary contribution is shown below:

Amount of NEOgás’ purchase and sale agreement	165,000
Working capital and net debt estimated adjustments	10,012
Primary contribution	(85,290)
Acquisition value	89,722

The effect of the acquired company's results to the Company's results if the business combination had occurred on January 1, 2023 is not considered relevant, as well as the contribution to the Company's results since February 1, 2023.

For further details on the property, plant and equipment and intangible assets acquired, see respectively the notes 14 and 15, and on the provision for tax, civil and labor risks, see note 22.

79

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

34 Discontinued operations

The divestments of Oxiteno and Extrafarma are aligned with Ultrapar's portfolio review. With a more complementary and synergistic businesses, Ultrapar concludes the rationalization phase of its portfolio and will now concentrate on developing investment opportunities in the verticals of energy and infrastructure, with increasing focus on energy transition, leveraged by its portfolio and expertise. In this context, the Company announced in 2021 the contracts signing described below and classified these transactions as discontinued operations.

a. Disclosure of the impacts of IFRS 5 (CPC 31) - discontinued operations

The tables of discontinued operation are detailed below and include the profit or loss incurred throughout 2022, when applicable. Eliminations refer to intercompany transactions, substantially represented by purchase and sale transactions, effects on the profit or loss of foreign debts contemplating hedging instruments, among others.

a.1 The results and cash flows from discontinued operations for the period ended June 30, 2022 are shown below:

	Oxiteno	Extrafarma	Eliminations (*)	Ultrapar	06/30/2022

Net revenue from sales and services	2,039,287	1,046,448	(7,241)	‐	3,078,494
Cost of products and services sold	(1,580,000)	(720,460)	7,241	‐	(2,293,219)

Gross profit	459,287	325,988	‐	‐	785,275

Selling, marketing and administrative	(201,365)	(363,317)	‐	‐	(564,682)
Other operating income (expenses), net	10,736	(6,425)	‐	289,244	293,555

Operating income (loss)	268,658	(43,754)	‐	289,244	514,148
Share of profit (loss) of subsidiaries, joint ventures and associates	(231)	‐	‐	‐	(231)
Income (loss) before financial result and income and social contribution taxes	268,427	(43,754)	‐	289,244	513,917

Financial result, net	23,153	(21,656)	54,431	‐	55,928
Income (loss) before income and social contribution taxes	291,580	(65,410)	54,431	289,244	569,845

Income and social contribution taxes	(16,924)	4,353	(18,507)	(209,979)	(241,057)

Net effect of cessation of depreciation (i)	51,372	27,084	‐	‐	78,456
Net income (loss) for the period	326,028	(33,973)	35,924	79,265	407,244

(*)	Elimination between continuing and discontinued operations related to the intercompany loan between Ultrapar International and Oxiteno.
(i)	As of January 1, 2022, the depreciation and amortization of assets classified as held for sale ceased, in compliance with item 25 of CPC 31/IFRS 5.

80

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the period ended June 30, 2023

	Oxiteno	Extrafarma	Eliminations	06/30/2022

Net cash (consumed) provided by operating activities	(81,558)	(59,533)	180,478	39,387

Net cash (consumed) provided by investing activities	1,011,736	(3,543)	(1,206,603)	(198,410)

Net cash (consumed) provided by financing activities	(1,245,754)	47,729	1,026,144	(171,881)

Effect of exchange rate variation on cash and cash equivalents in foreign currency	(19,315)	‐	‐	(19,315)

Increase (decrease) in cash and cash equivalents	(334,891)	(15,347)	19	(350,219)

a.1.1 In the Parent, the proceeds from the sale of Oxiteno and the share of profit (loss) of investees Oxiteno and Extrafarma, net of transactions with related parties, had an impact of R$ 407,244 in 2022, classified as income from discontinued operations in the consolidated interim financial information.

35 Events after the reporting period

a. Conclusion of the acquisition of a 50% interest in Opla by Ultracargo.

On April 19, 2023, Ultrapar, through its subsidiary Ultracargo Logística S.A. signed an agreement for the acquisition of a 50% interest in Opla Logística Avançada (“Opla”), held by Copersucar S.A. (“Copersucar”). The transaction closing ocurred on July 1, 2023. The amount of the transaction is R$ 237.5 million, subject to the usual working capital and net debt adjustments. Opla, established in 2017, owns the largest independent ethanol terminal in Brazil. Located in Paulínia (SP), it has a static tank capacity of 180,000 m3 and offers integrated storage and logistics solutions through rail, pipeline and road modes. Opla was jointly controlled by BP Biofuels Brazil Investments Ltd. (“BP”) and Copersucar, both with a 50% interest. With the acquisition, Ultracargo and BP become joint venturers of Opla. The acquisition of interest in Opla marks Ultracargo's entry into the inland liquid bulk storage and logistics segment, integrated with port terminals, in line with its growth plan.

b. Issuance of CRA by Ipiranga

In July 2023, the subsidiary IPP made its thirteenth issuance of debentures in the total amount of R$ 400,000, at a cost equivalent to 11.17% p.y. referring to series 1 and DI + 0.70% p.y. referring to series 2, with a total of 400,000 simple debentures, nonconvertible into shares, nominative, book-entry and unsecured, placed privately by Vert Companhia Securitizadora. The debentures do not have financial covenants and were subscribed to link the CRA issuance; the proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP. The financial settlement occurred on July 28, 2023, with the only maturity of the principal amount on July 15, 2027 and quarterly interest payments.

c. Settlement of trade receivables – sale of subsidiaries

In August 1, 2023, the Company received from Empreendimentos Pague Menos S.A. (“Pague Menos”) the amount of R$ 197,829 referring to the first subsequent installment of the subsidiary Extrafarma sale.

d. Dividends distribution

In August 9, 2023, the Board of Directors, in a meeting held on this date, approved the distribution of dividends in the amount of R$ 273,797,993.50, corresponding to R$ 0.25 per common share, to be paid from August 25, 2023, without remuneration or monetary update.

The base date for the right to receive the dividend (“record date”) will be August 17, 2023 in Brazil and August 21, 2023 in United States. Accordingly, shares will be traded “ex-dividends” as of August 18, 2023, both on São Paulo Stock Exchange (B3) and New York Stock Exchange (NYSE).

The number of shares used to calculate the amount per share already considers the issuance of 8,199 shares, as decided by the Board of Directors on this date.

81

São Paulo, August 9, 2023 – Ultrapar Participações S.A. (“Company” or “Ultrapar”, B3: UGPA3 / NYSE: UGP), a company engaged in energy and logistics infrastructure through Ipiranga, Ultragaz and Ultracargo, today announces its results for the second quarter of 2023.

Net revenues	Adjusted EBITDA[1]	Investments
R$ 30 billion	R$ 964 million	R$ 385 million

Net income	Cash generation from operations	Market cap
R$ 239 million	R$ 898 million	R$ 21 billion

1 Accounting adjustments and non-recurring items described in the EBITDA calculation table – page 2

Highlights

  Continuity of the strong operating results of Ultragaz and Ultracargo.
  Issuance of Agribusiness Receivables Certificates (tax incentive bonds – CRA) by Ipiranga in June and July, in the amount of R$ 618 million and R$ 400 million, respectively, both at a cost equivalent to 104.8% of the CDI.
  Approval of the distribution of R$ 274 million in dividends for the 1H23, equivalent to R$ 0.25 per share.
  Acquisition of a 50% stake in Opla approved by the Administrative Council of Economic Defense (CADE), with closing concluded on July 1, 2023.

82

Considerations on the financial and operational information

In May and August 2021, the sales agreements of Extrafarma and Oxiteno were signed, respectively, according to the Material Notices disclosed at the time. On December 31st, 2021, Ultrapar classified these businesses as assets and liabilities held for sale and discontinued operations. The sale of Oxiteno was concluded on April 1st, 2022, and thus ceased to be part of discontinued operations and Ultrapar’s results as of 2Q22. The sale of Extrafarma was concluded on August 1st, 2022, and its results are shown within discontinued operations until this date. In this report, the financial information of 2022 related to Ultrapar corresponds to the consolidated information (pro forma) of the Company, that is, the data considers the sum of continuing and discontinued operations, unless otherwise indicated.

The financial information presented on this document were extracted from the individual and consolidated interim financial information ("Quarterly Information") for the three months period ended on June 30, 2023, and prepared in accordance with the pronouncement CPC 21 (R1) - Interim Financial Reporting and the International Accounting Standard IAS 34 - Interim Financial Reporting issued by the International Accounting Standards Board ("IASB"), and presented in accordance with the applicable rules for Quarterly Information, issued by the Brazilian Securities and Exchange Commission (“CVM”). The information on Ultragaz, Ultracargo, Oxiteno, Ipiranga and Extrafarma are presented without the elimination of intersegment transactions. Therefore, the sum of such information may not correspond to Ultrapar’s consolidated information (pro forma). Additionally, the financial and operational information presented in this discussion is subject to rounding and, consequently, the total amounts presented in the tables and charts may differ from the direct numerical sum of the amounts that precede them. Information denominated EBITDA (Earnings Before Interests, Taxes on Income and Social Contribution on Net Income, Depreciation and Amortization); Adjusted EBITDA – adjusted by the amortization of contractual assets with customers – exclusive rights and by the cash flow hedge from bonds; Recurring Adjusted EBITDA – adjusted by non-recurring items; and EBIT (Earnings Before Interest and Taxes on Income and Social Contribution on Net Income) are presented in accordance to Resolution 156, issued by the CVM on June 23, 2022. The calculation of EBITDA based on net income is shown below:

	Quarter			Accumulated

R$ million	2Q23	2Q22	1Q23	1H23	1H22

Net income	238.7	459.9	273.8	512.5	921.1
(+) Income and social contribution taxes	59.2	133.2	92.4	151.6	192.1
(+) Net financial (income) expenses	216.7	509.6	311.6	528.3	867.6
(+) Depreciation and amortization	279.3	288.9	269.1	548.4	651.9
(+) Net effect of cessation of depreciation	-	(13.5)	-	-	(78.5)

EBITDA	793.9	1,378.1	946.9	1,740.8	2,554.3

Accounting adjustments
(+) Amortization of contractual assets with customers - exclusive rights	170.3	116.3	132.1	302.5	205.0
(+) Cash flow hedge from bonds (Oxiteno)	-	-	-	-	48.1

Adjusted EBITDA	964.2	1,494.4	1,079.1	2,043.3	2,807.3

Adjusted EBITDA from continuing operations	964.2	1,189.0	1,079.1	2,043.3	2,087.9
Ultragaz	405.2	261.0	384.0	789.2	474.2
Ultracargo	161.0	129.6	142.4	303.4	243.5
Ipiranga	478.5	840.0	596.1	1,074.6	1,459.5
Holding, abastece aí and other companies	(80.5)	(42.4)	(43.5)	(124.0)	(92.9)
Eliminations	-	0.9	-	-	3.6

Adjusted EBITDA from discontinued operations	-	305.4	-	-	719.5
Oxiteno	-	-	-	-	396.2
Extrafarma	-	17.0	-	-	37.6
Capital gain from the sale of Oxiteno	-	289.2	-	-	289.2
Eliminations	-	(0.9)	-	-	(3.6)

Non-recurring items that affected EBITDA
(-) Results from disposal of assets (Ipiranga)	(30.8)	(53.0)	(55.9)	(86.7)	(78.9)
(-) Credits and provisions (Ipiranga)	-	(32.7)	-	-	(32.7)
(-) Extemporaneous tax credits (Oxiteno)	-	-	-	-	(62.4)
(-) Capital gain from the sale of Oxiteno	-	(289.2)	-	-	(289.2)

Recurring Adjusted EBITDA	933.4	1,119.5	1,023.2	1,956.6	2,344.1

Recurring Adjusted EBITDA from continuing operations	933.4	1,103.3	1,023.2	1,956.6	1,976.3
Ultragaz	405.2	261.0	384.0	789.2	474.2
Ultracargo	161.0	129.6	142.4	303.4	243.5
Ipiranga	447.7	754.3	540.2	987.9	1,347.9
Holding, abastece aí and other companies	(80.5)	(42.4)	(43.5)	(124.0)	(92.9)
Eliminations	-	0.9	-	-	3.6

Recurring Adjusted EBITDA from discontinued operations	-	16.1	-	-	367.8
Oxiteno	-	-	-	-	333.9
Extrafarma	-	17.0	-	-	37.6
Eliminations	-	(0.9)	-	-	(3.6)

83

Ultrapar

Amounts in R$ million	2Q23	2Q22	1Q23	Δ	Δ	1H23	1H22	Δ
				2Q23 v 2Q22	2Q23 v 1Q23			1H23 v 1H22
Net revenues	29,593	37,425	30,552	(21%)	(3%)	60,144	71,461	(16%)
Adjusted EBITDA	964	1,494	1,079	(35%)	(11%)	2,043	2,807	(27%)
Recurring Adjusted EBITDA[1]	933	1,119	1,023	(17%)	(9%)	1,957	2,344	(17%)
Recurring Adjusted EBITDA - Continuing operations	933	1,103	1,023	(15%)	(9%)	1,957	1,976	(1%)
Recurring Adjusted EBITDA - Discontinued operations	-	16	-	n/a	n/a	-	368	n/a
Depreciation and amortization²	450	405	401	11%	12%	851	857	(1%)
Financial result³	(217)	(510)	(312)	57%	30%	(528)	(916)	42%
Net income	239	460	274	(48%)	(13%)	513	921	(44%)
Investments	385	412	365	(6%)	6%	750	794	(6%)
Cash flow from operations	898	376	(711)	139%	n/a	187	(807)	n/a

¹ Non-recurring items described in the EBITDA calculation table – page 2

² Includes amortization of contractual assets with customers – exclusive rights

³ Includes the result of the cash flow hedge from bonds until 1Q22

Net revenues – Total of R$ 29,593 million (-21% vs 2Q22 and -3% vs 1Q23), mainly due to lower revenues from Ipiranga.

Recurring Adjusted EBITDA - Continuing operations – Total of R$ 933 million (-15% vs 2Q22 and -9% vs 1Q23), due to lower EBITDA at Ipiranga and higher expenses of the Holding, partially offset by higher EBITDAs of Ultragaz and Ultracargo.

Results from the Holding, abastece aí and other companies – Ultrapar recorded a negative result of R$ 80 million from the Holding, abastece aí and other companies, comprised of (i) R$ 61 million of negative EBITDA with the Holding, of which R$ 13 million refer to the one-off provision for contingencies of Oxiteno, (ii) R$ 14 million of negative EBITDA from abastece aí, due to expenses with personnel and technology, and (iii) R$ 6 million of negative EBITDA from other companies, mainly due to a worse result from Refinaria Riograndense.

Depreciation and amortization – Total of R$ 450 million (+11% vs 2Q22), mainly due to higher investments made over the last 12 months and higher amortization of contractual assets at Ipiranga. Compared to 1Q23, total costs and expenses with depreciation and amortization increased 12%, mainly due to higher amortization of contractual assets at Ipiranga.

Financial result – Ultrapar reported net financial expenses of R$ 217 million in 2Q23, an improvement of R$ 293 million compared to 2Q22, mainly reflecting the positive result of R$ 47 million in mark-to-market of hedges in 2Q23 compared to the negative result of R$ 272 million in 2Q22, despite the higher CDI rate. Compared to 1Q23, when net financial expenses amounted to R$ 312 million, the difference is mainly explained by better mark-to-market result of hedges.

Net income – Total of R$ 239 million (-48% vs 2Q22), due to lower EBITDA from continuing operations, the capital gain from the sale of Oxiteno recorded in 2Q22 and higher costs and expenses with depreciation and amortization, despite lower net financial expenses. Compared to 1Q23, net income decreased by 13%, due to lower EBITDA from continuing operations and higher costs and expenses with depreciation and amortization, partially offset by lower net financial expenses.

Cash flow from operations – Generation of R$ 898 million in 2Q23, compared to a generation of R$ 376 million in 2Q22, mainly due to lower investment in working capital in 2Q23 resulting from fuel price reductions, despite the lower EBITDA and the reduction of R$ 301 million in the draft discount balance in 2Q23.

84

Ultragaz

	2Q23	2Q22	1Q23	Δ	Δ	1H23	1H22	Δ
				2Q23 v 2Q22	2Q23 v 1Q23			1H23 v 1H22
Total volume (000 tons)	442	425	417	4%	6%	859	824	4%
Bottled	286	281	269	2%	6%	555	545	2%
Bulk	156	144	148	8%	5%	304	279	9%
Adjusted EBITDA (R$ million)	405	261	384	55%	6%	789	474	66%
Adjusted EBITDA margin (R$/ton)	917	614	922	49%	0%	919	575	60%

Operational performance – The volume sold by Ultragaz in 2Q23 increased 4% compared to 2Q22, as a result of the 2% growth in sales in the bottled segment, due to greater market demand, and the 8% increase in the bulk segment, due to higher sales for industries. Compared to 1Q23, the volume sold was 6% higher, reflecting the typical seasonality between periods.

Net revenues – Total of R$ 2,776 million (-6% vs 2Q22), mainly due to LPG cost reductions, partially offset by higher sales volume. Compared to 1Q23, there was a 5% increase, mainly due to higher sales volume.

Cost of goods sold – Total of R$ 2,231 million (-13% vs 2Q22), due to LPG cost reductions, partially offset by higher sales volume, in addition to higher costs with freight and personnel (increase in headcount, mainly due to the recent acquisitions, and collective bargaining agreement). Compared to 1Q23, cost of goods sold increased by 5%, due to higher sales volume, the acquisitions, and higher costs with freight and personnel, attenuated by LPG cost reductions.

Sales, general and administrative expenses – Total of R$ 238 million (+15% vs 2Q22), reflecting higher personnel expenses (increase in headcount as a result of the recent acquisitions, in addition to collective bargaining agreement and variable compensation, aligned with the progression of results), freight (higher sales volume) and sales commissions. Compared to 1Q23, sales, general and administrative expenses increased 11%, mainly due to higher expenses with personnel and provisions for doubtful accounts.

Results from disposal of assets – Total of R$ 7 million, due to higher sales of operating assets.

Adjusted EBITDA – Total of R$ 405 million (+55% vs 2Q22), due to initiatives to increase efficiency and productivity, higher sales volume with better sales mix and inflation pass-through, despite higher expenses. Compared to 1Q23, the growth was 6%, mainly due to higher sales volume, attenuated by higher expenses.

Investments – R$ 89 million were invested in this quarter, directed mainly towards equipment installed in new customers in the bulk segment, acquisition and replacement of bottles, and maintenance of existing operations.

85

Ultracargo

	2Q23	2Q22	1Q23	Δ	Δ	1H23	1H22	Δ
				2Q23 v 2Q22	2Q23 v 1Q23			1H23 v 1H22
Installed capacity¹ (000 m³)	955	955	955	0%	0%	955	955	0%
m³ sold (000 m³)	3,629	3,411	3,460	6%	5%	7,090	6,631	7%
Adjusted EBITDA (R$ million)	161	130	142	24%	13%	303	243	25%
Adjusted EBITDA margin (%)	63%	60%	60%	3 p.p.	2 p.p.	61%	59%	3 p.p.

1 Monthly average

Operational performance – Ultracargo's average installed capacity remained stable over the periods. The m³ sold increased by 6% compared to 2Q22, due to increased handling of fuels in Santos and Itaqui mainly resulting from higher spot sales, and of chemicals in Aratu. Compared to 1Q23, the m³ sold increased 5%, due to higher handling of fuels in Santos, Itaqui and Aratu, partially offset by lower handling of ethanol in Suape.

Net revenues – Total of R$ 257 million (+19% vs 2Q22 and +9% vs 1Q23), due to higher m³ sold, spot sales and higher tariffs.

Cost of services provided – Total of R$ 92 million (+4% vs 2Q22), mainly due to higher costs with personnel (collective bargaining agreement) and maintenance. Compared to 1Q23, the cost of services provided increased by 4%, due to higher personnel costs.

Sales, general and administrative expenses – Total of R$ 47 million (+37% vs 2Q22), due to higher personnel expenses (mainly higher variable compensation, aligned with the progression of results, and collective bargaining agreement) in addition to advisory and consultancy services related to expansion projects. Compared to 1Q23, sales, general and administrative expenses increased by 20%, due to higher expenses with personnel and rents.

Share of profit (loss) of subsidiaries, joint ventures and associates – Total of R$ 8 million, due to the sale of Ultracargo’s stake in União Vopak.

Adjusted EBITDA – Strong result of R$ 161 million (+24% vs 2Q22 and +13% vs 1Q23), reflecting higher capacity occupancy with profitability gains, higher tariffs, productivity and efficiency gains and share of profit (loss) of subsidiaries, joint ventures and associates, despite higher expenses.

Investments – Investments in the period amounted to R$ 22 million, allocated mainly to projects for higher efficiency, maintenance, and operational safety of the terminals.

86

Ipiranga

	2Q23	2Q22	1Q23	Δ	Δ	1H23	1H22	Δ
				2Q23 v 2Q22	2Q23 v 1Q23			1H23 v 1H22
Total volume (000 m³)	5,607	5,629	5,484	0%	2%	11,091	11,004	1%
Diesel	2,883	3,047	2,833	(5%)	2%	5,716	5,851	(2%)
Otto cycle	2,639	2,472	2,559	7%	3%	5,198	4,935	5%
Others¹	86	111	92	(23%)	(7%)	177	218	(19%)
Adjusted EBITDA (R$ million)	479	840	596	(43%)	(20%)	1,075	1,460	(26%)
Adjusted EBITDA margin (R$/m³)	85	149	109	(43%)	(21%)	97	133	(27%)
Non-recurring²	31	86	56	(64%)	(45%)	87	112	(22%)
Recurring Adjusted EBITDA (R$ million)	448	754	540	(41%)	(17%)	988	1,348	(27%)
Recurring Adjusted EBITDA margin (R$/m³)	80	134	99	(40%)	(19%)	89	122	(27%)

 1Fuel oils, arla 32, kerosene, lubricants and greases

2 Non-recurring items described in the EBITDA calculation table – page 2

Operational performance – Ipiranga’s sales volume remained stable compared to 2Q22, with a 7% increase in the Otto cycle, with greater share of gasoline to the detriment of ethanol in the product mix, while diesel fell by 5%, influenced by the strategy of lower sales in the spot market during the period. Compared to 1Q23, volume grew 2%, due to the 3% increase in the Otto cycle and 2% in diesel, resulting mainly from the typical seasonality between the quarters.

Net revenues – Total of R$ 26,585 million (-21% vs 2Q22), mainly due to the pass through of fuel cost reductions. Compared to 1Q23, net revenues decreased by 4%, due to the pass through of fuel cost reductions, despite the higher sales volume.

Cost of goods sold – Total of R$ 25,631 million (-21% vs 2Q22), mainly due to lower fuel costs, reflecting the drop in international prices over the last 12 months. Compared to 1Q23, there was a decrease of 4%, due to lower fuel costs, despite the higher sales volume.

Sales, general and administrative expenses – Total of R$ 612 million (-5% vs 2Q22), mainly due to lower expenses with freight (reduction in the price of diesel and logistic optimization after the reduction in the vehicle fleet), despite the higher provision for doubtful accounts. Compared to 1Q23, sales, general and administrative expenses decreased by 6%, mainly due to lower expenses with contingencies and freight.

Other operating results – Total of negative R$ 211 million, a worsening of R$ 81 million compared to 2Q22, due to costs with carbon tax credits in the amount of R$ 224 million in 2Q23 (R$ 44 million higher than in 2Q22) and the constitution of R$ 33 million in extemporaneous tax credits in 2Q22. Compared to 1Q23, there was a worsening of R$ 72 million, mainly due to higher costs with carbon tax credits.

Results from disposal of assets – Total of R$ 31 million (-42% vs 2Q22 and -45% vs 1Q23), due to the lower sales of real estate assets.

Recurring Adjusted EBITDA – Total of R$ 448 million (-41% vs 2Q22), mainly due to more pressured margins caused by fuel cost reductions during 2Q23, with consequent inventory losses, and a worse commercial environment due to the greater offer of imported products and higher local production, compared to the increase in fuel costs and inventory gains in 2Q22, despite lower expenses. Compared to 1Q23, there was a 17% reduction, due to more pressured margins, for the same reasons mentioned above, despite higher sales volume and lower expenses.

Investments – R$ 263 million were invested in the quarter, directed to the expansion and maintenance of Ipiranga’s service stations and franchises network and to logistics infrastructure. Out of the total investments, R$ 81 million refer to additions to fixed and intangible assets and R$ 201 million to contractual assets with customers (exclusive rights). These amounts were reduced by the receipt of R$ 20 million of installments from the financing granted to customers, net of releases.

87

Indebtedness (R$ million)

Ultrapar consolidated	2Q23	2Q22	1Q23
Cash and cash equivalents	6,216	6,739	5,125
Gross debt	(12,692)	(13,107)	(11,801)
Leases payable	(1,531)	(1,804)	(1,583)
Net debt	(8,007)	(8,172)	(8,259)
Net debt/LTM Adjusted EBITDA¹	2.1x	2.2x	2.0x
Trade payables – reverse factoring (draft discount)	(1,468)	(2,525)	(1,770)
Financial liabilities of customers (vendor)²	(388)	(537)	(423)
Receivables from divestments (Oxiteno and Extrafarma)	1,083	708	1,098
Net debt + draft discount + vendor + receivables	(8,779)	(10,525)	(9,354)
Average cost of gross debt	105% DI	96% DI	104% DI
	DI + 0.7%	DI - 0.5%	DI + 0.5%
Average cash yield (% DI)	99%	79%	96%
Average gross debt duration (years)	3.9	4.2	4.3

1LTM Adjusted EBITDA does not include Extrafarma’s impairment, capital gain and closing adjustments from the sales of ConectCar, Oxiteno and Extrafarma, and extraordinary tax credits; furthermore, it does not include LTM result from Oxiteno and Extrafarma since the closing of the sales

2Vendor amounts included in the trade payables line in 2Q22

Ultrapar ended 2Q23 with a net debt of R$ 8.0 billion (2.1x LTM Adjusted EBITDA), compared to R$ 8.3 billion on March 31, 2023 (2.0x LTM Adjusted EBITDA). The reduction in the net debt compared to the position at the end of 1Q23 is mainly due to operating cash generation, even with the R$ 0.3 billion reduction of the draft discount balance in the period. The slight increase in financial leverage reflects the lower LTM EBITDA from continuing operations, despite the reduction in net debt.

It is worth mentioning that there are receivables not yet included in Ultrapar's net debt related to the sales (i) of Oxiteno (US$ 150 million to be received in April 2024), and (ii) of Extrafarma (R$ 365 million, monetarily adjusted by CDI + 0.5% p.a., to be received in two installments, the first already received in August 1st, 2023, but not yet reflected on the June 2023 balance sheet, and the second in August 2024).

Maturity profile and debt breakdown:

88

Updates on ESG themes

As announced at the Ultra ESG Day held in March, a spreadsheet for specific tracking of the evolution of the ESG 2030 plan indicators was published on Ultrapar's Investor Relations website, along with the other financial spreadsheets.

In June, Ultrapar, Ultragaz and Ipiranga participated in the 1st edition of the ESG Energy Forum, a meeting promoted by the Brazilian Institute of Oil and Gas (IBP), which brought together specialists, CEOs and leaders from the public and private sectors in debates on policies and the ESG agenda in the energy, oil and gas sector. Representatives of the three companies participated as speakers and mediators in panels on topics such as energy transition, social impact, and diversity.

Ultragaz launched, in April, its 2022 Sustainability Report (click here to access the file, in Portuguese only) and, in June, it was recognized as a Highlight in the Oil, Gas and Chemical category of the Best of ESG award from Exame. In addition, Ultragaz received bronze medal for the performance shown in the Ecovadis platform, the main tool for evaluating sustainability practices and the value chain, and it was certified by the Socio-Environmental Certification Program (PSCA) of the Chico Mendes Institute, receiving the green seal, in recognition of the sustainability of the production process and the propellant product from the Mauá base.

Ultracargo organized a conversation round table with 50 women from neighborhoods around its operation bases, with topics on entrepreneurship, career and female empowerment. In May, Ultracargo inaugurated the first rainwater collection point at the Suape terminal, built with items that would have been destined for disposal. In June, Ultracargo participated in the Lean Summit, an event held in São Paulo for the Lean community, sharing the journey of implementing SOUL (Ultracargo Operations System), in addition to its sustainability strategy.

Ultragaz, Ultracargo and Ipiranga carried out, in May, actions to combat abuse and sexual exploitation of children and teenagers, in partnership with Childhood Brazil, such as campaigns for the internal public, with the dissemination of materials and awareness actions, in addition to face-to-face demonstrations and online awareness campaigns with partner carriers, drivers and road handling operators.

Ipiranga launched, in April, its 2022 Sustainability Report (click here to access the file) and inaugurated the first station with the new brand. The new model enables a reduction of up to 18% in the reseller's energy cost, in addition to using modular structures and other resources to reduce the disposal of solid waste in the deployment stage. In May, Ipiranga launched the campaign Amarelar é a cara da Ipiranga, in favor of strengthening traffic safety and preserving life which, in partnership with internal areas and external companies, impacted more than 10 million people. Moreover, Ipiranga won the 1st place in the Energy category of the Merco ESG Sustainability ranking, rising 28 positions compared to 2022, reaching 39th in the overall ranking. Ipiranga was also recognized among the most inclusive and diverse companies in the country, occupying the 24th position in the Ethos/Época Diversity, Equity, and Inclusion 2023 ranking.

89

Capital markets

Ultrapar's combined average daily financial volume on B3 and NYSE totaled R$ 156 million/day in 2Q23 (+25% vs 2Q22). Ultrapar's shares ended the quarter quoted at R$ 18.89 on B3, an appreciation of 35% in the quarter, while the Ibovespa stock index rose by 16%. In NYSE, Ultrapar's shares appreciated 44% in the quarter, while the Dow Jones stock index appreciated 5%. Ultrapar ended 2Q23 with a market cap of R$ 21 billion.

Capital markets	2Q23	2Q22	1Q23	1H23	1H22
Final number of shares (000)	1,115,204	1,115,152	1,115,204	1,115,204	1,115,152
Market capitalization¹ (R$ million)	21,066	13,728	15,568	21,066	13,728
B3
Average daily trading volume (000 shares)	8,195	7,891	6,959	7,567	7,276
Average daily financial volume (R$ 000)	134,135	105,168	90,880	112,159	99,379
Average share price (R$/share)	16.37	13.33	13.06	14.82	13.66
NYSE
Quantity of ADRs² (000 ADRs)	57,461	50,438	60,509	57,461	50,438
Average daily trading volume (000 ADRs)	1,353	1,480	1,596	1,474	1,388
Average daily financial volume (US$ 000)	4,434	3,938	4,043	4,239	3,730
Average share (US$/ADRs)	3.28	2.66	2.53	2.87	2.69
Total
Average daily trading volume (000 shares)	9,548	9,371	8,555	9,041	8,664
Average daily financial volume (R$ 000)	156,026	124,690	111,871	133,600	118,279
1Calculated on the closing share price for the period

21 ADR = 1 common share

UGPA3 x Ibovespa performance – 2Q23

(Mar 31, 2023 = 100)

90

2Q23 Conference call
Ultrapar will host a conference call for analysts and investors on August 10, 2023 to comment on the Company’s performance in the second quarter of 2023 and outlook. The presentation will be available for download in the Company’s website 30 minutes prior to the conference call.

The conference call will be transmitted via webcast and held in Portuguese with simultaneous translation into English. The access link is available at ri.ultra.com.br. Please connect 10 minutes in advance.

Conference call in Portuguese with simultaneous translation to English

Time: 11h00 (BRT) / 10h00 (EDT)

Participants in Brazil: +55 (11) 3181-8565 or +55 (11) 4090-1621

Code: Ultrapar – in Portuguese

Replay: +55 (11) 4118-5151 (available for seven days)

Code: 182663#

International participants: +1 (844) 204-8942 or +1 (412) 717-9627

Code: Ultrapar – in English

Replay: +55 (11) 4118-5151 (available for seven days)

Code: 336031#

91

ULTRAPAR

CONSOLIDATED BALANCE SHEET

In million of Reais	JUN 23¹	JUN 22	Continuing operations²	Discontinued operations²	MAR 23¹

ASSETS

Cash and cash equivalents	5,378.1	4,745.1	4,707.3	37.8	4,361.8
Financial investments and derivative financial instruments	337.4	1,372.8	1,372.8	(0.0)	258.3
Trade receivables and reseller financing	3,647.8	4,547.1	4,423.9	123.2	4,266.1
Trade receivables - sale of subsidiaries	887.7	-	-	-	189.4
Inventories	3,686.9	6,573.3	6,010.5	562.8	3,782.5
Recoverable taxes	1,672.0	1,488.9	1,422.1	66.8	1,609.4
Prepaid expenses	135.4	152.3	143.1	9.1	173.1
Contractual assets with customers - exclusive rights	736.1	579.4	579.4	-	672.6
Other receivables	108.2	119.1	101.5	17.6	166.7
Total Current Assets	16,589.6	19,578.0	18,760.6	817.3	15,479.8

Financial investments and hedge derivative financial instruments	500.9	621.3	621.3	-	505.4
Trade receivables and reseller financing	507.8	513.9	513.9	-	580.9
Trade receivables - sale of subsidiaries	195.6	707.6	707.6	-	908.2
Deferred income and social contribution taxes	1,063.9	1,016.6	812.1	204.5	947.1
Recoverable taxes	2,706.7	1,352.2	1,330.6	21.7	2,608.3
Escrow deposits	969.6	875.1	871.4	3.7	967.7
Prepaid expenses	79.9	64.9	64.9	0.0	73.6
Contractual assets with customers - exclusive rights	1,506.6	1,646.2	1,646.2	-	1,582.8
Other receivables	204.3	154.3	154.3	-	182.1
Investments in subsidiaries, joint ventures and associates	121.3	117.2	117.2	-	118.3
Right-of-use assets, net	1,766.3	2,049.9	1,723.2	326.8	1,830.3
Property, plant and equipment, net	5,994.6	5,768.7	5,624.6	144.1	5,955.1
Intangible assets, net	2,071.3	1,828.4	1,751.1	77.3	2,068.3
Total Non-Current Assets	17,688.9	16,716.2	15,938.1	778.1	18,328.2

TOTAL ASSETS	34,278.5	36,294.2	34,698.8	1,595.4	33,808.0

LIABILITIES

Trade payables	2,481.4	4,364.9	4,156.0	208.9	2,861.0
Trade payables - reverse factoring	1,468.5	2,524.8	2,524.8	-	1,769.7
Loans, financing and derivative financial instruments	1,327.6	324.3	324.3	-	1,011.7
Debentures	1,172.0	3,382.8	3,382.8	-	725.0
Salaries and related charges	375.1	376.3	321.4	54.8	330.7
Taxes payable	381.5	534.2	515.7	18.5	364.2
Leases payable	286.1	278.8	206.6	72.2	281.9
Financial liabilities of customers	162.3	-	-	-	193.2
Other payables	785.3	889.2	886.4	2.8	733.5
Total Current Liabilities	8,439.7	12,675.3	12,318.1	357.3	8,271.0

Loans, financing and derivative financial instruments	6,180.3	5,178.4	5,178.4	0.0	6,379.4
Debentures	4,012.1	4,221.4	4,221.4	-	3,684.8
Provision for tax, civil and labor risks	1,050.1	989.7	987.7	2.0	1,066.9
Post-employment benefits	198.7	197.3	197.0	0.3	195.0
Leases payable	1,244.9	1,525.1	1,215.3	309.8	1,301.2
Financial liabilities of customers	225.4	-	-	-	229.9
Other payables	320.6	214.7	212.4	2.2	310.3
Total Non-Current Liabilities	13,232.1	12,326.5	12,012.2	314.3	13,167.5

TOTAL LIABILITIES	21,671.8	25,001.8	24,330.2	671.6	21,438.5

EQUITY

Share capital	6,621.8	5,171.8	5,171.8	-	5,171.8
Reserves	5,262.7	5,467.6	5,467.6	-	6,715.3
Treasury shares	(470.5)	(488.4)	(488.4)	-	(479.7)
Others	682.6	690.3	690.3	-	484.5
Non-controlling interests in subsidiaries	510.1	451.2	451.2	-	477.7
Total Equity	12,606.7	11,292.4	11,292.4	-	12,369.5

TOTAL LIABILITIES AND EQUITY	34,278.5	36,294.2	35,622.6	671.6	33,808.0

Cash and cash equivalents	6,216.4	6,739.2	n/a	n/a	5,125.5
Gross debt	(12,692.0)	(13,106.8)	n/a	n/a	(11,800.9)
Leases payable	(1,531.0)	(1,803.9)	n/a	n/a	(1,583.2)
Net cash (debt)	(8,006.6)	(8,171.5)	n/a	n/a	(8,258.5)

[1] Balance sheet of Jun-23 and Mar-23 corresponds to continuing operations only

[2] Since the financial management is unified in the Holding, the individual view of the balance sheet of continuing and discontinued operations does not reflect the reality of the companies (assets and liabilities differ)

92

ULTRAPAR

INCOME STATEMENT

In million of Reais	2Q23	2Q22	Continuing operations	Discontinued operations	1Q23	1H23	1H22	Continuing operations	Discontinued operations

Net revenues from sales and services	29,592.5	37,425.1	36,879.4	545.8	30,551.8	60,144.3	71,461.2	68,382.7	3,078.5
Cost of products sold and services provided	(27,920.3)	(35,401.7)	(35,027.5)	(374.1)	(28,839.0)	(56,759.3)	(67,354.3)	(65,061.1)	(2,293.2)
Gross profit	1,672.3	2,023.5	1,851.9	171.6	1,712.7	3,385.0	4,106.8	3,321.5	785.3
Operating revenues (expenses)
Selling and marketing	(523.8)	(699.0)	(546.6)	(152.4)	(511.0)	(1,034.7)	(1,454.2)	(1,049.4)	(404.9)
General and administrative	(469.2)	(448.8)	(408.2)	(40.6)	(453.9)	(923.2)	(906.3)	(746.4)	(159.8)
Results from disposal of assets	39.8	343.5	55.6	287.9	52.8	92.6	366.1	80.7	285.4
Other operating income (expenses), net	(206.0)	(137.7)	(136.9)	(0.8)	(133.2)	(339.2)	(231.0)	(239.2)	8.2
Operating income	513.0	1,081.5	815.8	265.8	667.4	1,180.4	1,881.3	1,367.2	514.1
Financial result, net
Financial income	186.7	210.2	209.7	0.5	190.4	377.1	321.8	291.0	30.8
Financial expenses	(403.4)	(719.7)	(708.3)	(11.4)	(502.0)	(905.4)	(1,189.4)	(1,214.5)	25.1
Share of profit (loss) of subsidiaries, joint ventures and associates	1.6	7.7	7.7	-	10.4	12.0	21.0	21.2	(0.2)
Income before income and social contribution taxes	297.9	579.7	324.8	254.8	366.2	664.1	1,034.8	464.9	569.8
Income and social contribution taxes
Current	(164.7)	(341.4)	(85.2)	(256.2)	(139.7)	(304.4)	(588.0)	(163.6)	(424.3)
Deferred	105.5	208.2	157.4	50.8	47.3	152.8	395.9	212.6	183.3

Net effect of cessation of depreciation[1]	-	13.5	-	13.5	-	-	78.5	-	78.5
Net income	238.7	459.9	397.0	62.9	273.8	512.5	921.1	513.9	407.2
Net income attributable to:
Shareholders of Ultrapar	213.9	452.9	390.0	62.9	262.1	475.9	905.1	497.9	407.2
Non-controlling interests in subsidiaries	24.8	7.1	7.1	-	11.8	36.6	16.0	16.0	-
Adjusted EBITDA	964.2	1,494.4	1,189.0	305.4	1,079.1	2,043.3	2,807.3	2,087.9	719.5
Non-recurring[2]	(30.8)	(374.9)	(85.7)	(289.2)	(55.9)	(86.7)	(463.2)	(111.6)	(351.6)
Recurring Adjusted EBITDA	933.4	1,119.5	1,103.3	16.1	1,023.2	1,956.6	2,344.1	1,976.3	367.8
Depreciation and amortization[3]	449.6	405.2	365.6	39.6	401.2	850.8	857.0	699.5	157.5

Cash flow hedge from bonds	-	-	-	-	-	-	48.1	-	48.1
Total investments[4]	385.3	411.6	406.8	4.7	364.7	750.0	794.0	711.3	82.8
Ratios
Earnings per share (R$)	0.20	0.42	0.36	0.06	0.24	0.43	0.83	0.46	0.37
Net debt / LTM Adjusted EBITDA[5]	2.1x	2.2x	n/a	n/a	2.0x	2.1x	2.2x	n/a	n/a
Gross margin (%)	5.7%	5.4%	5.0%	31.4%	5.6%	5.6%	5.7%	4.9%	25.5%
Operating margin (%)	1.7%	2.9%	2.2%	48.7%	2.2%	2.0%	2.6%	2.0%	16.7%
Adjusted EBITDA margin (%)	3.3%	4.0%	3.2%	56.0%	3.5%	3.4%	3.9%	3.1%	23.4%
Recurring Adjusted EBITDA margin (%)	3.2%	3.0%	3.0%	3.0%	3.3%	3.3%	3.3%	2.9%	11.9%

Number of employees	10,260	14,958	9,350	5,608	10,139	10,260	14,958	9,350	5,608

 1As of 01/01/2022, the depreciation and amortization of discontinued operations was ceased, after the reclassification to current assets, in the line of assets held for sale, according to item 25 of CPC 31 / IFRS 5

[2] Non-recurring items described in the EBITDA calculation table – page 2
[3] Includes amortization with contractual assets with customers – exclusive rights

[4] Includes property, plant and equipment and additions to intangible assets (net of divestitures), contractual assets with customers (exclusive rights)  initial direct costs of assets with right of use, contributions made to SPEs (Specific Purpose Companies), payment of grants, financing of clients, rental advances (net of receipts), acquisition of shareholdings and payments of leases

5 LTM Adjusted EBITDA does not include Extrafarma’s impairment, capital gain and closing adjustments from the sales of ConectCar, Oxiteno and Extrafarma, and extraordinary tax credits; furthermore, it does not include LTM result from Oxiteno and Extrafarma since the closing of the sales

93

ULTRAPAR

CASH FLOWS

In million of Reais	JAN - JUN 2023	JAN - JUN 2022

Cash flows from operating activities from continuing operations
Net income - continuing operations	512.5	513.9
Adjustments to reconcile net income to cash provided (consumed) by operating activities
Share of profit (loss) of subsidiaries, joint ventures and associates	(12.0)	(21.2)
Amortization of contractual assets with customers - exclusive rights	302.5	205.0
Amortization of right-of-use assets	150.2	141.1
Depreciation and amortization	402.5	359.1
Interest and foreign exchange rate variations	797.4	819.8
Current and deferred income and social contribution taxes	151.6	(48.9)
Gain (loss) on disposal of property, plant and equipment, intangible assets, and non-current assets	(92.6)	(80.7)
Equity instrument granted	14.0	9.6
Provision for decarbonization - CBios	376.6	306.4
Other provisions and others	91.4	43.6

	2,694.3	2,247.6
(Increase) decrease in assets
Trade receivables and reseller financing	1,011.7	(523.3)
Inventories	1,234.9	(2,094.6)
Recoverable taxes	(464.4)	(371.2)
Dividends received from subsidiaries, joint ventures and associates	5.6	0.1
Other assets	107.2	(120.2)

Increase (decrease) in liabilities
Trade payables and trade payables - reverse factoring	(3,445.7)	852.0
Salaries and related charges	(86.8)	(8.7)
Taxes payable	(1.9)	(17.6)
Other liabilities	(119.1)	141.7

Acquisition of CBios	(379.2)	(449.3)
Payments of contractual assets with customers - exclusive rights	(273.4)	(311.0)
Payment of tax, civil and labor lawsuits	(39.6)	(53.3)
Income and social contribution taxes paid	(56.6)	(138.3)

Net cash provided (consumed) by operating activities - continuing operations	187.1	(846.0)
Net cash provided (consumed) by operating activities - discontinued operations	-	39.4
Net cash provided (consumed) by operating activities	187.1	(806.6)

Cash flows from investing activities
Financial investments, net of redemptions	344.0	733.4
Acquisition of property, plant and equipment and intangible assets	(456.5)	(479.3)
Receipt of the intercompany loan due by Oxiteno S.A to Ultrapar International	-	3,980.7
Cash provided by disposal of investments and property, plant and equipment	199.2	2,313.1
Transactions with discontinued operations	-	987.9
Net effect of capital decrease and increase in subsidiaries and joint ventures	-	(16.0)
Net cash consumed in subsidiaries acquisition	(52.1)	-
Investment purchase and sale transactions and other assets	(38.1)	-

Net cash provided (consumed) by investing activities - continuing operations	(3.5)	7,519.8
Net cash provided (consumed) by investing activities - discontinued operations	-	(198.4)
Net cash provided (consumed) by investing activities	(3.5)	7,321.4

Cash flows from financing activities
Loans and debentures
Proceeds	2,511.3	969.6
Repayments	(1,857.6)	(4,104.5)
Interest and derivatives paid	(666.7)	(678.9)
Payments of leases	(182.5)	(194.1)
Dividends paid	(108.7)	(241.1)
Proceeds of financial liabilities of customers	6.8	-
Payments of financial liabilities of customers	(95.4)	-
Capital increase made by non-controlling interests and redemption of shares	-	21.6
Related parties	(6.0)	0.4

Net cash provided (consumed) by financing activities - continuing operations	(398.9)	(4,227.0)
Net cash provided (consumed) by financing activities - discontinued operations	-	(171.9)
Net cash provided (consumed) by financing activities	(398.9)	(4,398.9)

Effect of exchange rate changes on cash and cash equivalents in foreign currency - continuing operations	(28.4)	(19.6)
Effect of exchange rate changes on cash and cash equivalents in foreign currency - discontinued operations	-	(19.3)
Effect of exchange rate changes on cash and cash equivalents in foreign currency	(28.4)	(38.9)

Increase (decrease) in cash and cash equivalents - continuing operations	(243.7)	2,427.2
Increase (decrease) in cash and cash equivalents - discontinued operations	-	(350.2)
Increase (decrease) in cash and cash equivalents	(243.7)	2,077.0

Cash and cash equivalents at the beginning of the period - continuing operations	5,621.8	2,280.1
Cash and cash equivalents at the beginning of the period - discontinued operations	-	388.0
Cash and cash equivalents at the beginning of the period	5,621.8	2,668.1

Cash and cash equivalents at the end of the period - continuing operations	5,378.1	4,707.3
Cash and cash equivalents at the end of the period - discontinued operations	-	37.8
Cash and cash equivalents at the end of the period	5,378.1	4,745.1

Non-cash transactions:

Addition on right-to-use assets and leases payable	168.0	252.2
Addition on contractual assets with customers - exclusive rights	66.3	40.6
Transfer between trade receivables and other assets	25.4	-
Issuance of shares related to the subscription warrants - indemnification - Extrafarma acquisition	0.4	0.7
Acquisition of property, plant and equipment and intangible assets without cash effect	30.8	-

94

ULTRAGAZ

CONSOLIDATED BALANCE SHEET

In million of Reais	JUN 23	JUN 22	MAR 23

OPERATING ASSETS
Trade receivables	560.0	569.6	547.3
Non-current trade receivables	5.8	18.8	13.6
Inventories	186.9	199.2	164.7
Taxes	175.5	100.8	271.5
Escrow deposits	248.8	207.6	250.8
Other	120.7	84.5	124.2
Right-of-use assets	149.6	124.6	164.2
Property, plant and equipment / Intangibles	1,650.2	1,245.4	1,619.4

TOTAL OPERATING ASSETS	3,097.5	2,550.4	3,155.7

OPERATING LIABILITIES
Trade payables	233.5	166.0	217.7
Salaries and related charges	114.5	89.9	92.8
Taxes	7.7	16.5	14.9
Judicial provisions	135.8	125.2	136.5
Leases payable	187.6	162.3	202.3
Other	67.5	83.7	82.2

TOTAL OPERATING LIABILITIES	746.7	643.6	746.5

CONSOLIDATED INCOME STATEMENT

In million of Reais	2Q23	2Q22	1Q23	1H23	1H22

Net revenues	2,776.3	2,944.2	2,640.7	5,416.9	5,583.4
Cost of products sold	(2,230.7)	(2,550.8)	(2,128.6)	(4,359.3)	(4,873.8)
Gross profit	545.6	393.4	512.1	1,057.7	709.6
Operating expenses
Selling and marketing	(162.6)	(144.8)	(141.3)	(303.9)	(267.9)
General and administrative	(75.2)	(61.1)	(72.3)	(147.5)	(115.8)
Results from disposal of assets	7.0	(0.1)	(0.2)	6.8	(0.8)
Other operating income (expenses), net	2.1	0.3	6.1	8.2	4.6
Operating income	317.0	187.6	304.3	621.3	329.6
Share of profit (loss) of subsidiaries, joint ventures and associates	(0.0)	0.0	(0.0)	(0.0)	0.0
Adjusted EBITDA	405.2	261.0	384.0	789.2	474.2
Depreciation and amortization¹	88.3	73.4	79.7	167.9	144.5
Ratios
Gross margin (R$/ton)	1,235	925	1,229	1,232	861
Operating margin (R$/ton)	717	441	730	724	400
Adjusted EBITDA margin (R$/ton)	917	614	922	919	575

Number of employees	3,840	3,420	3,821	3,840	3,420

1Includes amortization with contractual assets with customers - exclusive rights

95

ULTRACARGO

CONSOLIDATED BALANCE SHEET

In million of Reais	JUN 23	JUN 22	MAR 23

OPERATING ASSETS
Trade receivables	28.0	19.5	22.1
Inventories	10.5	9.7	10.3
Taxes	7.4	13.6	7.3
Other	90.9	39.2	81.7
Right-of-use assets	631.9	580.1	649.9
Property, plant and equipment / Intangibles / Investments	1,784.3	1,710.5	1,780.9

TOTAL OPERATING ASSETS	2,553.0	2,372.7	2,552.2

OPERATING LIABILITIES
Trade payables	43.4	48.2	40.4
Salaries and related charges	44.1	37.6	38.8
Taxes	5.3	8.8	7.7
Judicial provisions	9.4	9.5	9.7
Leases payable	584.7	514.4	594.2
Other¹	53.2	72.1	58.1

TOTAL OPERATING LIABILITIES	740.2	690.5	748.9

1 Includes the long term obligations with clients account

CONSOLIDATED INCOME STATEMENT

In million of Reais	2Q23	2Q22	1Q23	1H23	1H22

Net revenues	257.4	216.8	236.5	493.8	414.2
Cost of services provided	(91.6)	(87.7)	(87.7)	(179.3)	(171.4)
Gross profit	165.8	129.1	148.8	314.5	242.8
Operating expenses
Selling and marketing	(2.6)	(2.8)	(3.6)	(6.2)	(6.7)
General and administrative	(44.8)	(31.8)	(36.0)	(80.8)	(58.4)
Results from disposal of assets	0.4	(0.1)	(0.1)	0.3	(0.2)
Other operating income (expenses), net	1.2	(0.1)	(0.2)	1.0	(1.3)
Operating income	119.9	94.3	109.0	228.9	176.2
Share of profit (loss) of subsidiaries, joint ventures and associates	7.9	(0.3)	(0.3)	7.5	(0.8)
Adjusted EBITDA	161.0	129.6	142.4	303.4	243.5
Depreciation and amortization	33.2	35.6	33.7	66.9	68.1
Ratios
Gross margin (%)	64.4%	59.6%	62.9%	63.7%	58.6%
Operating margin (%)	46.6%	43.5%	46.1%	46.4%	42.5%
Adjusted EBITDA margin (%)	62.6%	59.8%	60.2%	61.4%	58.8%

Number of employees	839	864	834	839	864
96

IPIRANGA

CONSOLIDATED BALANCE SHEET

In million of Reais	JUN 23	JUN 22	MAR 23

OPERATING ASSETS
Trade receivables	3,033.7	3,855.9	3,734.1
Non-current trade receivables	513.5	495.1	567.3
Inventories	3,487.5	5,800.0	3,605.3
Taxes	3,794.5	2,214.2	3,451.1
Contractual assets with customers - exclusive rights	2,240.8	2,222.1	2,203.6
Other	561.0	491.6	630.0
Right-of-use assets	978.1	1,011.6	1,009.7
Property, plant and equipment / Intangibles / Investments	4,321.1	4,114.7	4,308.1

TOTAL OPERATING ASSETS	18,930.1	20,205.2	19,509.2

OPERATING LIABILITIES
Trade payables	3,638.1	6,401.7	4,332.0
Salaries and related charges	159.5	138.2	142.2
Post-employment benefits	212.1	210.5	208.7
Taxes	176.4	176.2	170.8
Judicial provisions	315.5	305.0	362.7
Leases payable	751.0	737.5	779.2
Other	1,036.9	483.3	1,063.9
TOTAL OPERATING LIABILITIES	6,289.7	8,452.4	7,059.6

CONSOLIDATED INCOME STATEMENT

In million of Reais	2Q23	2Q22	1Q23	1H23	1H22

Net revenues	26,585.1	33,706.0	27,693.3	54,278.4	62,376.0
Cost of products sold and services provided	(25,631.1)	(32,391.5)	(26,642.1)	(52,273.2)	(60,021.3)
Gross profit	954.0	1,314.5	1,051.2	2,005.2	2,354.7
Operating expenses
Selling and marketing	(358.5)	(398.2)	(366.0)	(724.4)	(772.3)
General and administrative	(253.4)	(247.7)	(282.7)	(536.1)	(426.6)
Results from disposal of assets	30.8	53.0	55.9	86.7	78.9
Other operating income (expenses), net	(210.5)	(129.9)	(138.9)	(349.4)	(240.3)
Operating income	162.5	591.7	319.5	482.0	994.4
Share of profit (loss) of subsidiaries, joint ventures and associates	(1.9)	0.8	(1.9)	(3.8)	2.0
Adjusted EBITDA	478.5	840.0	596.1	1,074.6	1,459.5
Non-recurring¹	(30.8)	(85.7)	(55.9)	(86.7)	(111.6)
Recurring Adjusted EBITDA	447.7	754.3	540.2	987.9	1,347.9
Depreciation and amortization²	317.9	247.5	278.6	596.5	463.1
Ratios
Gross margin (R$/m³)	170	234	192	181	214
Operating margin (R$/m³)	29	105	58	43	90
Adjusted EBITDA margin (R$/m³)	85	149	109	97	133
Recurring Adjusted EBITDA margin (R$/m³)	80	134	99	89	122

Number of service stations	6,281	7,010	6,526	6,281	7,010

Number of employees	4,809	4,363	4,753	4,809	4,363

1 Non-recurring items described in the EBITDA calculation table – page 2

2 Includes amortization with contractual assets with customers - exclusive rights

97

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ Nr. 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Hour and Place:

August 9, 2023, at 10:00 a.m., at the Company’s headquarters, located at Brigadeiro Luís Antônio Avenue, Nr. 1.343, 9th floor, in the City and State of São Paulo, also contemplating participation through Microsoft Teams.

Members in attendance:

(i) Members of the Board of Directors undersigned; (ii) Secretary of the Board of Directors, Ms. Denize Sampaio Bicudo; (iii) Chief Executive Officer, Mr. Marcos Marinho Lutz; (iv) Chief Financial and Investor Relations Officer, Mr. Rodrigo de Almeida Pizzinatto; and (v) in relation to item 1, other executive officers of the Company, namely, Mrs. Décio de Sampaio Amaral, Leonardo Remião Linden and Tabajara Bertelli Costa; and the President of the Fiscal Council, Mr. Flavio Cesar Maia Luz.

Matters discussed and resolutions:

1.	After having analyzed and discussed the performance of the Company in the second quarter of the current fiscal year, the respective financial statements were approved.
2.	“Ad referendum” of the Annual General Shareholders’ Meeting that will analyze the balance sheet and financial statements of the fiscal year of 2023, the Board of Directors approved the distribution of interim dividends in the total amount of R$ 273,797,993.50 (two hundred and seventy-three million, seven hundred and ninety-seven thousand, nine hundred and ninety-three Reais and fifty cents of Real). The holders of common shares of the Company are entitled to receive R$ 0.25 (twenty-five cents of Real) per share, excluding the shares held in the treasury account at this date.
3.	It has also been determined that dividends declared herein will be paid as of August 25, 2023 onwards, with no remuneration or monetary adjustment. The record date to establish the right to receive the approved dividends will be August 17, 2023 in Brazil and August 21, 2023 in the United States of America. The shares of the Company will be traded “ex-dividend” on both the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) and the New York Stock Exchange (NYSE) from August 18, 2023 onwards.
4.	The members of the Board of Directors of the Company confirmed the issuance of 8,199 (eight thousand, one hundred and ninety-nine) common shares within the limits of the authorized capital stock pursuant to Article 6 of the Company’s Bylaws, due to partial exercise of the subscription warrants issued by the Company as of the approval of the merger of shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by the Company, approved on the Extraordinary General Shareholders’ Meeting held on January 31, 2014. The management of the Company shall provide the necessary subscription bulletins for signing and formalization of the new shares’ subscription by the referred subscription warrants holders. The common shares will have the same rights assigned to the other shares previously issued by the Company. The Company’s capital stock will be represented by 1,115,212,490 (one billion, one hundred and fifteen million, two hundred and twelve thousand, four hundred and ninety) common shares, all of them nominative with no par value. The adaptation of Article 5 of the Company’s Bylaws to reflect the new number of shares in which the capital stock of the Company is divided shall be subject to a resolution of the Extraordinary General Shareholders’ Meeting, to be called in due course.

Notes: The resolutions were approved, with no amendments or qualifications, by all Board members.

There being no further matters to discuss, the meeting was concluded, and these minutes were written, read, passed, and signed by all the Board members present.

98

Jorge Marques de Toledo Camargo – Chairman

Marcos Marinho Lutz – Vice-Chairman

Ana Paula Vitali Janes Vescovi

Fabio Venturelli

Flávia Buarque de Almeida

Francisco de Sá Neto

José Mauricio Pereira Coelho

Marcelo Faria de Lima

Peter Paul Lorenço Estermann

Denize Sampaio Bicudo – Secretary of the Board of Directors

99

ULTRAPAR PARTICIPAÇÕES S.A.

NOTICE TO SHAREHOLDERS

Distribution of dividends

São Paulo, August 9, 2023 – Ultrapar Participações S.A. informs that the Board of Directors, at the meeting held today, approved the distribution of dividends in the amount of R$ 273,797,993.50, equivalent to R$ 0.25 per common share, to be paid from August 25, 2023 onwards, without remuneration or monetary adjustment.

The record date that establishes the right to receive the dividend will be August 17, 2023 in Brazil, and August 21, 2023 in the United States. Therefore, from August 18, 2023 onwards, the shares will be traded "ex-dividend" on both the São Paulo Stock Exchange (B3) and the New York Stock Exchange (NYSE).

The number of shares considered to calculate the dividend per share considers the issuance of 8,199 common shares, that was approved by the Board of Directors on this date.

Rodrigo de Almeida Pizzinatto

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2023

ULTRAPAR HOLDINGS INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Individual and Consolidated Interim Financial Information as of and for the Quarter Ended June 30, 2023 and Report on Review of Interim Financial Information, 2Q23 Earnings Release, Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on August 9, 2023, Notice to shareholders)